PROTECTING THE FUTURE

ARMOR HOLDINGS

05 ANNUAL REPORT

ARMOR HOLDINGS

05 ANNUAL REPORT



TABLE OF CONTENTS



LETTER TO OUR STOCKHOLDERS

Dear Stockholders,

Fiscal 2005 was another strong year for Armor Holdings. Over the course of the year, we continued to execute our growth plan effectively and reached record levels of financial performance. While our core military ground vehicle armoring operations performed at a high level, we also continued to diversify our defense-related business by making excellent strides in the market for individual soldier equipment. We are very proud of all of our general managers and each of our employees. Their vigilance and persistence enabled us to reach new heights of operational performance and as we look to the future, we have once again plotted a course to transform this business.

Financially, we are very pleased with what we achieved during the year. We reached record levels of revenues, operating income, free cash flow and earnings per share. Our consolidated revenue for the year increased by 67% to $1.6 billion compared to $980 million in 2004. While there was some benefit from acquisition, 54% of this growth, or $527 million, was organic. Consolidated operating income reached $216 million in fiscal 2005 versus $146 million in the prior year. Our free cash flow was $119 million versus the year ago level of negative $[illegible]0 million.[1] Finally, our fiscal 2005 diluted earnings per share increased 52% to $3.70 versus $2.44 in fiscal 2004. Once again this year, we are pleased to note that the Company exceeded all of our quarterly operating targets even as we consistently raised our expectations from quarter to quarter.

The equity markets did not, unfortunately, fully appreciate our potential and, despite our success, our market capitalization at year end was down slightly versus the prior year end. Although the trends in our military ground vehicle armoring business have been clear and we have remained highly confident in the direction of our business, our relatively short contract cycles limited visibility. Even so, our financial position remained strong as we closed the year with over $500 million in cash, cash equivalents and equity based securities.

We have, at the core of our culture, an attitude that no matter what the challenge, we simply get the job done. Because the stakes in our business are high, we are continually motivated beyond our commitment to stockholders and our drive for financial performance. We realize that America's military and law enforcement personnel rely on our products for survivability and effectiveness in order to keep our nation secure. This is a serious calling and we are proud to be one of the country's largest providers of safety and survivability systems and equipment.

As you may remember, our mandate for fiscal 2005 was to reinforce the strength, quality and capabilities of our research and development team. We increased our research and development budget significantly, began to work on several new projects for both vehicle and personnel safety systems, and created partnerships with other companies in our industry as well. This research and engineering effort has taken on new importance as we approach a strong round of procurement for the Army's fleet of light, medium and heavy tactical wheeled vehicles. As you may know the fleet is somewhat dated and is undergoing tremendous wear and tear in Southwest Asia. We are now in the process, along with our long-term partner, AM General, of fulfilling the Army's stated need for approximately another 12,000 Up-Armored HMMWVs in Iraq. We now have clear indications that these vehicles will likely be left in theatre, regardless of the outcome of the conflict. We believe this means that we will need to re-equip our active, Reserve and National Guard forces with new light armored vehicles. Whether the Army decides to continue to use the Up-Armored HMMWV platform or seeks a new design, we believe that we are in a position to participate in the program. Finally, with respect to tactical trucks, we've been very pleased with our partnership with other vehicle manufacturers and expect to continue our relationships with them to provide protection across a variety of vehicle platforms.

Similarly, we are in a strong, multi-year round of procurement for the individual equipment business, as the Army is now equipping to an announced level of 880,000 combat-ready troops – a four-fold increase versus previous levels of preparedness. Our business includes the Outer Tactical Vest (OTV), Small Arms Protective Inserts (SAPI), the MOLLE pack system, and the Advanced Combat Helmet. This category of products is our fastest organically growing line of business. Our acquisition of Specialty Defense proved to be extremely timely and we're excited to be a major contributor in each of these important programs. We have aggressively hired new engineering staff to strengthen equipage product development and established both soft goods and composite armor research and development centers within the Company. Manufacturing capacity, including facilities, equipment, and manpower expansion, is in place in order to meet the forecasted requirements stated by the government. Opportunities include new body armor ensembles addressing both armor plates and carriers, load carrying equipment, and combat helmets. We believe in our strategy and believe that the Company is well positioned to increase its individual equipment business.

We also made excellent strides outside of our Defense segment, both in law enforcement products and in commercial armored passenger vehicles. As you may know, over the course of 2005, our Products Group has been working through changes in the market for bullet-resistant vests. We will soon be launching a product and brand strategy which we believe will enhance our business and stimulate its organic growth. We've also been very pleased with the integrations of Bianchi International® and Second Chance®, two strong brands that we added to our portfolio. We are a clear leader in the law enforcement products market with an excellent portfolio of brands across a wide range of product categories. The Products Group is a highly diversified and stable business that continues to have opportunities both for organic growth and growth through additional acquisition.

We were very excited this past year to re-brand our entire mobile security segment under a new single Centigon™ brand. We think this will unify our market presence, create excellent awareness, and reinforce what is a truly global business model. We consider our research and development efforts in this business to be unparalleled as we are able to apply a great amount of the information and testing we do for our military vehicle programs directly into our commercial vehicles. This past year we grew our presence by establishing sales offices in Dubai and Hong Kong. We also introduced a new level of protection, the IE-Defense System™, which we believe is the best in the world. We are one of the world's leaders in this category and we intend to draw on that position for further growth.

As we begin fiscal 2006, we have unprecedented opportunities and backlog. At December 31, 2005 we had approximately $906 million of backlog or approximately 53% of the low end of our 2006 revenue guidance of $1.71 billion. Combined with continued strong opportunities in other markets, we believe we are among the most dynamic and exciting companies in our industry.

We believe that we are in a position to drive tremendous value to our stockholders. Force protection and survivability systems are being incorporated into a number of vehicle platforms that our military uses. A new cycle of vehicle procurement is beginning, as is one for individual equipment. As a result of the support of our investors, we believe that we are now well positioned to benefit from both of these significant long-term trends. Our demonstrated ability to identify, execute and integrate acquisitions has developed into one of our core organizational strengths. In particular, we believe that there is a large number of opportunities to continue to make tuck-in acquisitions in each of our segments. Our balance sheet remains strong and flexible with capital available through substantial credit facilities and operating cash flow. We intend to continue to invest in our business, both for organic growth and through acquisition.

The world continues to witness the emergence of new, more advanced and dangerous threats. We believe that protection systems at all levels, whether for military, government, law-enforcement, diplomatic, corporate, or private customers are all growing in size and complexity. We are determined to shoulder the responsibility that comes with these opportunities, grow our business and serve in a steadfast manner both our stockholders and our customers. Thank you for your continued support.

Warren B. Kanders
Chairman and Chief Executive Officer

Robert R. Schiller
President and Chief Operating Officer

[1]Free cash flow is a non-GAAP financial measure whose closest GAAP equivalent is net cash provided by operating activities. We derive free cash flow by subtracting purchases of property and equipment from net cash provided by operating activities, and calculate free cash flow as follows: for fiscal 2005, $135 million (net cash provided by operating activities) less $16 million (purchases of property and equipment) = $119 million; for fiscal 2004, $17 million (net cash provided by operating activities) less $19 million (purchases of property and equipment) = $(2) million.

FINANCIAL

INCOME STATEMENT DATA*	2001	2002	2003	2004	2005
Total Revenues[1]	$197,100	$ 305,117	$365,172	$ 979,683	$1,636,930
Operating Income	$ 26,673	$ 38,365	$ 35,729	$ 145,715	$ 215,634
Income From Continuing Operations	$ 14,684	$ 21,337	$ 17,006	$ 80,577	$ 132,510
Net Income (Loss)[2]	$ 10,128	$ (17,689)	$ 10,886	$ 80,539	$ 132,510
Basic Income From Continuing Operations Per Common Share	$ 0.61	$ 0.70	$ 0.61	$ 2.56	$ 3.83
Diluted Income From Continuing Operations Per Common Share	$ 0.59	$ 0.69	$ 0.59	$ 2.44	$ 3.70
Basic Income (Loss) Per Common Share	$ 0.42	$ (0.58)	$ 0.39	$ 2.56	$ 3.83
Diluted Income (Loss) Per Common Share	$ 0.41	$ (0.57)	$ 0.38	$ 2.44	$ 3.70

BALANCE SHEET DATA*	2001	2002	2003	2004	2005
Cash & Cash Equivalents	$ 53,719	$ 16,551	$ 111,926	$ 421,209	$ 471,841
Total Assets	$ 388,057	$ 367,753	$ 585,626	$1,292,351	$1,462,862
Working Capital	$ 142,723	$ 100,591	$ 168,644	$ 289,578	$ 387,211
Long-Term Obligations	$ 4,640	$ 5,240	$ 168,508	$ 196,929	$ 206,922
Stockholders' Equity	$ 326,019	$ 288,077	$ 295,365	$ 565,196	$ 710,582
Market Capitalization	$ 832,830	$ 405,623	$ 743,968	$1,602,159	$1,505,007
Book Value Per Share**	$ 13.16	$ 9.31	$ 10.20	$ 17.11	$ 19.84
Diluted Weighted Average Number of Shares Outstanding	24,768	30,957	28,954	33,025	35,822

Note 1 — Revenue and operating income for all periods presented represent revenue from continuing operations only, while net income includes income and losses from discontinued operations.

Note 2 — 2005 net income includes a pre-tax charge of $19.9 million for the cost of the Zylon® Vest Exchange ("ZVE") Program. 2004 net income includes a pre-tax charge of $5.0 million for the cost of the warranty revision. 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $21.5 million and $30.3 million, respectively. 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

* In thousands, except per share data.

** Based upon diluted weighted average number of shares outstanding.

HIGHLIGHTS


$ 197,100
$ 305,117
$ 365,172
$ 979,683
$ 1,636,930
$ 14,684
$ 21,337
$ 17,006
$ 80,577
$ 132,510
$ 388,057
$ 367,753
$ 585,626
$ 1,292,351
$ 1,462,862
TOTAL REVENUES [000's]
INCOME FROM CONTINUING OPERATIONS [000's]
TOTAL ASSETS [000's]



TECHNOLOGY





THE EXECUTIVE STAFF OF ARMOR HOLDINGS HAS DEMONSTRATED A CONTINUED COMMITMENT TO REMAIN ON THE CUTTING EDGE OF TECHNOLOGY VIA INCREASED RESEARCH & DEVELOPMENT FUNDING.

ARMOR HOLDINGS HAS GROWN RAPIDLY while maintaining a strong central focus on life safety and survivability products. We have remained fast and flexible and we react quickly to customer needs for new products and improved technology. We also have created synergies and built a closely coordinated organization, and developed our strengths to become an industry leader. The executive staff of Armor Holdings has demonstrated a continued commitment to remain on the cutting edge of technology via increased research and development funding.

We have created two research centers which are designed to support the overall needs of Armor Holdings and treat each individual business as they would a customer for core technology. These two facilities are the Composite Technology Center, located in Phoenix, Arizona, and the Flexible Armor Center, located in Ontario, California. These centers will focus on core material development rather than end-product design. They will create "ready" technologies and material solutions to be used in applications of the future. In this way, we will effectively augment the product development that occurs within the individual businesses or divisions. We anticipate these facilities will be closely coordinated with key suppliers of advanced materials like high strength fibers. We will also work to develop government funded research and development programs in cooperation with partner universities, small businesses and/or suppliers.

NEW COMPOSITE TECHNOLOGY CENTER: Composite materials already play an important role in armor. In addition, advanced composite technology is finding its way into all types of everyday products due to certain benefits including high strength and light weight. The new Composite Technology Center will focus on advanced high strength fibers, fabric architectures, ceramics, films and resins to design lightweight composites that are used in many of our end products including aircraft seats, plates, helmets, ground vehicles and shields. The technology center will also continue development of polymer systems either as stand alone material or in combination with other materials. In addition to new material solutions, we expect to identify unique manufacturing processes to reduce cost and increase output.

NEW FLEXIBLE ARMOR CENTER: The Flexible Armor Center will feed new technology to a large number of our strategic business units, including American Body Armor, Second Chance, Hatch and multiple Aerospace & Defense business units such as Specialty Defense and Simula. This laboratory will design and evaluate new core materials and optimize fabric layer constructions for flexible body armor systems. New material technology such as alternative high strength fibers, fabric architectures, coatings, treatments and stitching are expected to be incorporated into complete integrated body armor vests, gloves and extremity protection. The ballistics lab already boasts significant capabilities, including high speed digital video and a Doppler velocity measurement system for extreme accuracy in testing very small fragments. We expect to provide ongoing improvements to this location including test and evaluation systems for wear and environmental effects.

There is no question that we are in a technology-driven business. Threat levels, and therefore the standards of safety and survivability equipment, continue to evolve. We expect to be there with advanced, more effective products to fulfill our mission, create strong business opportunities and develop enduring partnerships in the research and development community.



AEROSPACE & DEFENSE





OUR SEGMENT REVENUE FOR 2005 GREW BY 96% TO $1.2 BILLION AND OPERATING INCOME INCREASED BY 62% TO $206 MILLION.

PHOTOS COURTESY OF U.S. ARMY



ENERGY ABSORBING STRUCTURES AND AIR BAG TECHNOLOGY are part of our core aerospace business. Energy absorbing seats and cockpit air bags help save aircrew lives during a helicopter crash. We are applying the same energy absorbing technology to save lives in ground vehicles when an explosive device (landmine or IED) is detonated under a vehicle. In addition, we are working on a new aerospace project to create external air bags that deploy just prior to a helicopter crash to assist in survivability.



Our Aerospace & Defense Group continued to outpace prior year results in fiscal 2005 with increases across the entire Group. Our segment revenue for 2005 grew by 96% to $1.2 billion from $605 million and operating income increased by 62% to $206 million from $128 million in fiscal 2004.

We are very proud of what we accomplished in military ground vehicle armoring during 2005. The Up-Armored HMMWV remained the centerpiece of our effort during the year. We shipped 6,684 vehicles to U.S. and Iraqi forces overseas, compared to 3,945 vehicles shipped in the previous year. We believe that we continue to be in a position to meet requirements the military places on our production capabilities.

In addition to meeting the volume requirements established for us, we continued to incorporate advanced technology into this important program. We have made ongoing improvements to combat higher threat levels, and, toward the end of the year, we began to deliver armor systems for a new, modular variant of the Up-Armored HMMWV commonly referred to as the M1151. This is the first tactical wheeled vehicle to be produced in line with the Army's "fitted for but not with" strategy, under which armor kits are added to a partially armored base chassis. This armor solution provides protection and a level of mission flexibility beyond that of the standard Up-Armored HMMWV.

During 2005, we were also very pleased that our efforts in conjunction with Lockheed Martin resulted in the U.S. Army's down-selection of our joint design for the Light Utility Variant next generation vehicle. We believe we are well positioned to participate in serving the long-term needs of the armed forces' light armored vehicle fleets.

In addition to the Up-Armored HMMWV program, we provided armoring solutions for a variety of other wheeled vehicle platforms. Over the course of the year, we shipped armor kits for the majority of the heavy wheeled vehicles in Southwest Asia, and also provided armor components for medium trucks.

We continue to provide key combat survival and mission capability gear for our soldiers on the ground, which will be the fastest growing 2006 piece of our defense business. We believe the need for these products, which includes items such as the Outer Tactical Vest (OTV), Small Arms Protective Inserts (SAPI), the MOLLE pack system and the Advanced Combat Helmet, is very strong. The Army has announced that it will procure these items to a four-fold increase in their combat-ready levels of troop strength, and we anticipate benefiting from that growth. While much of the growth for us has been organic, our acquisitions of Specialty Defense and the assets of Second Chance expanded our product offerings and production capabilities to meet the military's increasing demands. As we move forward, we expect to expand our efforts in the individual equipment market, both domestically and internationally. Through our efforts in advanced materials technology, we expect to be more competitive as we produce products with higher protection levels and lighter materials.

Our rotary and fixed wing seating business has continued to grow and become accepted in additional platforms. We are making significant inroads in both the domestic and international military markets while gaining significant interest from the commercial sector. We continue to be a leader in the industry in energy absorbing and air bag technology that protects pilots and passengers in the event of a crash, as well as in new materials science advances.



The Aerospace & Defense Group is showcasing new technologies for protecting soldiers. **ADVANCED CERAMICS AND COMPOSITE TECHNOLOGIES** for increased threats at the lightest possible weight are especially important for body armor vests, plates and helmets. State-of-the-art composites are incorporated into the Advanced Combat Helmet and various torso front, back and side plates as well as many aircraft and ground vehicle applications. We continuously work on new flexible body armor designs to increase coverage while maintaining soldier flexibility. Significant gains in extremity protection have been realized through technology solutions in new systems for legs, shoulders and arms.





Fiscal 2005 was another successful year for our Aerospace & Defense Group. We have deepened our relationship with our customers, broadened our range of life-saving products, pushed our innovative and leading edge technology forward into manufacturing, and positioned the Aerospace & Defense Group for continued growth.

We are a leader in force protection and survivability equipment. Our engineering expertise and technology advances are expected to permit us to capitalize on future opportunities. We expect to continue to remain focused on delivering the best possible products in a timely and cost-effective manner. To maintain leadership, we are investing in improved processes, materials, facilities and manufacturing equipment. We believe that our accomplishments in 2005 are indicative of our adaptability to a rapidly changing market and our organizational flexibility to meet demanding customer requirements. We look forward to the year ahead and the additional opportunities for success that we expect it to bring to our Company.



DESIGN EXPERTISE FOR ARMORED GROUND VEHICLES enables us to create a variety of solutions including kits that can be assembled in the field to complete armored replacements. State-of-the-art design tools including 3-D computer aided design (CAD) create virtual prototypes prior to building and testing new ground vehicle concepts. This allows our world class vehicle cab and armor integration design team to work closely with OEM partners in order to create products quickly and more efficiently.





PRODUCTS GROUP





THE PRODUCTS GROUP CONTINUES TO BE A LEADING PROVIDER OF BRANDED SECURITY AND LAW ENFORCEMENT EQUIPMENT TO THE GLOBAL MARKETPLACE.



THE BALLISTICS LAB IN ONTARIO, CALIFORNIA is one of our best in terms of capabilities including high speed digital video and a Doppler velocity measurement system for extreme accuracy in testing very small fragments. Ongoing improvements to the location will include test and evaluation systems for wear and environmental effects.



Fiscal 2005 was a strong year for our Products Group, which performed above expectations and began several new initiatives. During 2005, Products revenue increased by 24% to $309 million, and operating income increased by 19% to $45 million, before charges related to its voluntary replacement of certain ballistic vests containing Zylon® fiber.

The Products Group continues to be a leading provider of branded security and law enforcement equipment to the global marketplace. We manufacture many of the world's most recognized brands among the law-enforcement, corrections and security professions. Our products cut across a wide range of categories, including bullet-resistant vests, less-lethal munitions, holsters, duty gear, forensic solutions and emergency lighting products. We believe that our success in the future will continue to be achieved through both organic growth and acquisitions. Over the course of 2005, we executed well, but also prepared for further growth.

One of our first initiatives in 2005 was to better coordinate our marketing efforts across the entire division. As a result, we have greatly improved our marketing materials and programs. Our brands now have the appearance and appeal to match

Zylon is a registered trademark of Toyobo.


4 Layers of STF impregnated Kevlar

4 LAYERS OF STF-KEVLAR®

"FLEXIBLE ARMOR" TECHNOLOGY. Through an exclusive license agreement with the University of Delaware's Center for Composite Materials, in partnership with the Weapons and Materials Research Directorate of the U.S. Army Research Laboratory, Armor Holdings will begin exploring the opportunity to utilize a unique application of nanotechnology, currently referred to as shear thickening fluid (STF) to enhance the performance of ballistic fabrics and protective armor products.

Sometimes referred to as "liquid armor," the material is actually a nanotechnology that exists in a flexible, fluid-like state under normal conditions but adopts seemingly rigid qualities and becomes less penetrable when impacted. As a result, this special material can be applied to conventional ballistic fabrics or other materials used in armor applications, allowing them to remain flexible under normal wear, but simultaneously becoming resistant to penetration when impacted by a spike, knife or high velocity projectile or fragment.

The potential applications of STF include a wide range of products such as body armor, vehicle armor, helmets, gloves and bomb blankets to protect soldiers, law enforcement, corrections and government officials and other industrial safety applications.

their industry-leading product status. We believe that our approach to the market is now made with greater consistency and a stronger image. Our product brands, as well as our corporate reputation, are very important to our business and we're pleased with the results of this effort to date.

Our next initiative was to reorganize our sales organization to improve the level of our customer service, which is also key to brand perception. We first separated our sales forces between armor products and equipment products in order to create focus on specific core products. Next, we increased the number of personnel for each respective sales force. By year's end, these moves were beginning to show improving results and we expect these changes will help sustain our long-term growth plans as well as our reputation for superior customer service.

During the year we also began testing lean manufacturing practices that will be extended throughout the Products Group. At the same time, we launched efforts to outsource manufacturing for strategically selected components and products while also capitalizing on our size to improve our purchasing power on a global basis. We expect these efforts to reduce our operating costs and contribute to enhanced efficiency and profitability.

Finally, during 2005, we acquired the assets of the widely recognized law enforcement brand of bullet-resistant vests, Second Chance®. At the time of the acquisition, the company, and the industry itself, was dealing with issues related to the decertification of certain products by the National Institute of Justice. Armor Holdings has implemented plans to address these issues, and we are optimistic that the reinvigoration of this well-established brand will add to our strength in the marketplace.

As is the case across the company, technology will be a key driver of the Products Group business going forward. The new Flexible Armor Center in Ontario, California will design and evaluate new core materials to enhance the performance of body armor vests, gloves, extremity protection and other products. A new ballistics lab in Manchester, England will extend our technology capabilities overseas.

Of particular note, in 2005 we engaged in negotiations with the University of Delaware and the Army Research Lab that resulted in our being selected as the exclusive commercial developer of a very promising new technology called shear thickening fluid (STF). STF is actually a nanotechnology that



exists in a flexible, fluid-like state under normal conditions but adopts seemingly rigid qualities and becomes less penetrable when impacted. We are excited to add STF to our growing portfolio of core technologies and expect to be introducing products that incorporate its use in the second half of 2006.

We believe that the initiatives begun in 2005 will bear fruit in 2006 and beyond, and we believe the Products Group is positioned to remain a vital and growing contributor to the future success of Armor Holdings.



MOBILE SECURITY



OUR ENGINEERS ARE DRIVING OUR BUSINESS FORWARD. WE BELIEVE WE ARE THE ONLY COMPANY IN THIS INDUSTRY TO UTILIZE 3-D CAD AND SCANNING TECHNOLOGY.



LUXURIOUS, FUNCTIONAL AND MISSION SPECIFIC. Centigon™ knows that the smallest gap in armor can allow harm to come to the passengers or weaken the safety of the vehicle, which is why we outfit every vehicle with maximum protection – from the floor, wheel wells, the roof, even the windows. Centigon engineers do a 3-D scan on the vehicle, looking for areas of weakness and designing armor which incorporates notches and tabs for assembly. This allows for repeatability in the build, enabling better structural and ballistic integrity.





Centigon™ Fiscal 2005 was an important, evolutionary year for the Mobile Security Division. In addition to continued growth in the business, new products and breakthrough technology, we introduced a new global brand, Centigon™. This unified brand structure is anticipated to enable us to build a global presence that mirrors our status as one of the world's largest suppliers of commercial armored passenger vehicles and to establish our vehicle armoring business as a leader in delivering confidence and mobile security to customers around the globe.

We also took steps to unify the Division's internal structure by establishing a global sales and marketing network and by strengthening our coordination efforts across our manufacturing and technology operations. We opened a new dedicated 72,000 square-foot production facility in Cincinnati and established sales offices in Dubai and Hong Kong. Although the benefits of our new brand and structure won't be fully realized until 2006 and beyond, the initial reaction from the marketplace has been extremely positive.







In fiscal year 2005, the Mobile Security Division outperformed our expectations and achieved $140 million in sales, an entirely organic 12% increase over fiscal year 2004. This could have been higher had it not been for our need to retool for two new base models, the S-Class Mercedes and the Chevy Suburban. As a result, year-end backlogs were 362 vehicles and growing. Despite the disruption caused by the model change, we grew the number of vehicles we produced around the world to a total of 1,644 vehicles versus 1,402 in fiscal 2004. In addition to a continuing strong business with major corporations, NGOs, and private individuals, we were very pleased that the U.S. Department of State was both our largest and fastest growing customer for this business in 2005.

In concert with the Centigon brand launch, we introduced the IE-Defense System™, the world's first armor package that can protect commercially available SUVs against an IED attack. This unique, multiple-threat armor solution is designed to protect the vehicle's occupants against an IED attack and a subsequent attack from armor-piercing bullets. The IE-Defense System™ also underscores the direction of the commercial armored passenger vehicle market, a growing demand for blast protection.

ARMOR HOLDINGS HAS ACHIEVED HIGHER PRODUCTION LEVELS FOR COMBINATIONS OF THREATS using a multiple layered armor approach. Constantly changing threats require new solutions. We react quickly because we have in-house ballistic test facilities. Multiple layers of different materials result in lighter weight packages to defeat multiple threats (for example, blast and fragmentation from explosives and armor piercing bullets). Armor Holdings does not rely on material sample tests alone. Over the past decade, we have tested over 20 complete vehicles, both commercial and military. This truly separates us from those who claim to be armored vehicle providers.


CB-22699

Our engineers are driving our business forward. We believe we are the only company in this industry to utilize 3-D CAD and scanning technology. With this technology, we create a virtual vehicle body structure that allows us to develop an armor system that ensures complete fit and exact conformance to the vehicle body resulting in better structural integrity as well as aesthetics in the finished product. We also developed a multi-layered armor approach, resulting in lighter weight packages to defeat a variety of complex threats. We vet these designs aggressively, utilizing full-vehicle tests, and do not simply rely on component part and material testing.

Centigon's commitment to technology is one of the reasons we have been able to establish what we believe are strong relationships with leading OEMs such as Land Rover and Jaguar and we see the potential to develop additional relationships in the coming years in order to keep our customers safe and our business strong.



COMPLETE ARMOR DESIGN AND INTEGRATION IS PERFORMED USING SOPHISTICATED 3-D CAD for commercial passenger vehicles with techniques similar to those used for military ground vehicles. This new special 3-D scanning engineering hardware and software allow us to create a virtual vehicle body or structure. Our design experts can then design armor to integrate into the existing vehicle structure. This ensures complete fit and conformance to the vehicle body resulting in better structural integrity and aesthetics in the finished product. It also allows sophisticated design for luxury stretch limousines.



ADDITIONAL FINANCIAL OVERVIEW



$0.41
$0.38
$(0.57)
$2.44
$3.70

INCOME (LOSS) PER COMMON SHARE



$10,128
(7,689)
$10,886
$80,539
$132,510

NET INCOME (LOSS)[1] [000's]



$53,719
$16,551
$111,926
$421,209
$471,841

CASH AND CASH EQUIVALENTS [000's]





$832,830
$405,623
$743,968
$1,602,159
$1,505,007

MARKET CAPITALIZATION [000's]



$326,019
$288,077
$295,365
$565,196
$710,582

STOCKHOLDERS' EQUITY [000's]

Note 1 — 2005 net income includes a pre-tax charge of $19.9 million for the cost of the Zylon® Vest Exchange ("ZVE") Program. 2004 net income includes a pre-tax charge of $5.0 million for the cost of the warranty revision. 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $21.5 million and $30.3 million, respectively. 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

HOTO COURTESY OF U.S. ARMY



05 FINANCIALS

TABLE OF CONTENTS

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $.01 per share (the "Common Stock") is traded under the symbol "AH" on the New York Stock Exchange (the "NYSE"). The following table sets forth the range of high and low sales prices for our Common Stock on the NYSE for the years ended December 31, 2005 and 2004 and for the first quarter of 2006 (through March 10, 2006).

	High	Low
2006		
1st Quarter – through March 10, 2006	$61.69	$41.06
2005		
4th Quarter	$45.59	$40.93
3rd Quarter	$43.86	$38.88
2nd Quarter	$39.93	$33.03
1st Quarter	$47.85	$36.05
2004		
4th Quarter	$49.49	$36.10
3rd Quarter	$41.67	$32.01
2nd Quarter	$40.35	$31.60
1st Quarter	$33.45	$24.80

Holders

As of March 10, 2006, we had approximately 311 stockholders of record. Only record holders of shares held in "nominee" or street names are included in this number.

Dividends

We have never declared or paid cash dividends on our Common Stock. Our debt agreements, such as the indenture governing the 2.00% Senior Subordinated Convertible Notes due November 1, 2024 (the "2% Convertible Notes"), the 8¼% Senior Subordinated Notes due 2013 (the "8.25% Notes") and the senior credit facility, contain certain financial and other covenants that limit, under certain circumstances, our ability to pay dividends or make other distributions to our stockholders. We are permitted to pay dividends and make other distributions to stockholders to the extent we satisfy the conditions, including the financial and other covenants, contained in such documents.

Recent Sales of Unregistered Securities

None.

Recent Purchases of Our Registered Equity Securities

We did not purchase any shares of our common stock during 2005.

SELECTED FINANCIAL DATA

Financial Overview

Five-year Summary

The table below sets forth a summary of our results of operations and financial condition as of and for the periods then ended.

	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share amounts)				
Total revenues (1)	$1,636,930	$979,683	$365,172	$305,117	$197,100
Operating income	$ 215,634	$145,715	$ 35,729	$ 38,365	$ 26,673
Income from continuing operations	$ 132,510	$ 80,577	$ 17,006	$ 21,337	$ 14,684
Net income (loss) (2)	$ 132,510	$ 80,539	$ 10,886	$(17,689)	$ 10,128
Basic income from continuing operations per common share	$ 3.83	$ 2.56	$ 0.61	$ 0.70	$ 0.61
Diluted income from continuing operations per common share	$ 3.70	$ 2.44	$ 0.59	$ 0.69	$ 0.59
Basic earnings (loss) per share	$ 3.83	$ 2.56	$ 0.39	$ (0.58)	$ 0.42
Diluted earnings (loss) per share	$ 3.70	$ 2.44	$ 0.38	$ (0.57)	$ 0.41

Note 1 – Revenue and operating income for all periods presented represents revenue from continuing operations only, while net income includes income and losses from discontinued operations.

Note 2 – 2005 net income includes a pre-tax charge of $19.9 million for the cost of the Zylon® Vest Exchange ("ZVE") Program. 2004 net income includes a pre-tax charge of $5.0 million for the cost of the warranty revision. 2003 and 2002 net income (loss) includes a pre-tax charge for impairment of long-lived assets of discontinued operations of $21.5 million and $30.3 million, respectively. 2001 net income includes a pre-tax restructuring charge of $10.3 million in discontinued operations.

	2005	2004	2003	2002	2001
Cash and cash equivalents	$ 471,841	$ 421,209	$111,926	$ 16,551	$ 53,719
Total assets	$1,462,862	$1,292,351	$585,626	$367,753	$388,057
Working capital	$ 387,211	$ 289,578	$168,644	$100,591	$142,723
Total debt	$ 496,614	$ 501,128	$191,030	$ 8,188	$ 8,085
Long-term obligations	$ 206,922	$ 196,929	$168,508	$ 5,240	$ 4,640
Stockholders' equity	$ 710,582	$ 565,196	$295,365	$288,077	$326,019

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "could be" and similar expressions are forward looking statements. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved.

Our actual results may differ from those expressed or implied in forward-looking statements. We believe that we are subject to a number of risk factors, including, without limitation: the inherent unpredictability of currency fluctuations; competitive actions, including pricing; the ability to realize cost reductions and operating efficiencies, including the ability to implement headcount reduction programs timely and in a manner that does not unduly disrupt business operations and the ability to identify and to realize other cost-reduction opportunities; general economic and business conditions; our ability to successfully execute changes to operations, such as integration of recent and future acquisitions and the move certain of our manufacturing operations, without disrupting our operations; and our ability to obtain supplies and raw materials without disruption.

Any forward-looking statements in this report should be evaluated in light of these and other important risk factors listed in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report.

Company Overview

We are a leading manufacturer and provider of armored military and commercial vehicles, armor kits for the retrofit of military vehicles, protective and security products for military and law enforcement personnel, aircraft armor, aircraft safety products, survivability equipment used by military aviators and other personnel protection technologies. Our customers include domestic and international military, law enforcement, security and corrections personnel and government agencies, multinational corporations and individuals. We believe our success is the result of focusing on several core competencies including engineering, manufacturing and distributing vehicle armoring systems, high-quality security products and human safety and survival systems. Our business is comprised of three reportable business segments: the Aerospace & Defense Group, the Products Group and the Mobile Security Division.

Continuing Operations

Aerospace & Defense Group. The Aerospace & Defense Group supplies human safety and survival systems to the U.S. military and major aerospace and defense prime contractors. Our core markets are land, marine and aviation safety and military personnel protection. The most significant business within the Aerospace & Defense Group is armoring a variety of light, medium and heavy tactical wheeled vehicles for the military. We also provide spare parts and logistical and field support services for Up-Armored High Mobility Multi-purpose Wheeled Vehicles ("HMMWVs," commonly known as the Humvee) previously shipped by us as well as blast and ballistic protection kits for the standard HMMWV which are installed in the field. Additionally, we develop ballistic and blast protected armored and sealed truck cabs for other military tactical wheeled vehicles. For example, we design, develop and manufacture armor systems for a variety of military vehicles, including such platforms as the Heavy Expanded Mobility Tactical Truck ("HEMTT"), Palletized Load System ("PLS"), Heavy Equipment Transporter ("HET"), M915, Armored Security Vehicle ("ASV") and the Family of Medium Tactical Vehicles ("FMTV").

The Aerospace & Defense Group develops and supplies personnel equipment, including Small Arms Protective Inserts ("SAPI") and other engineered ceramic body armor, helmets, and other protective and duty equipment. Our products include, among others, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests ("OTVs") and Advance Combat Helmets. We are currently the largest supplier of MOLLE systems for the U.S. Army, which is a modular rucksack that can be configured in a number of ways depending on the needs of the military mission. We also manufacture OTVs, which, when used with SAPI plates, provide enhanced protection against bullets, mines, grenades and mortar and artillery shells. SAPI plates have been adopted by the U.S. military as a key element of the protective equipment worn by U.S. troops.

The Aerospace & Defense Group develops and sells military helicopter seating systems, helicopter cockpit airbag systems, aircraft armor kits, emergency bailout parachutes and survival equipment worn by military aircrew. The primary customers for these products are the U.S. Army, U.S. Navy, U.S. Marine Corps, Boeing and Sikorsky Aircraft and other major aircraft manufacturers.

Products Group. Our Products Group, previously referred to as the Armor Holdings Products Division, manufactures and sells a broad range of high quality equipment marketed under brand names that are known in the military and law enforcement communities. Products manufactured by this group include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves.

Mobile Security Division. Our Mobile Security Division, operating under the brand name CENTIGON™, manufactures, services, and integrates certified armoring systems into commercial vehicles, to protect against varying degrees of ballistic and blast threats on a global basis. We armor a variety of platforms that are available commercially, including custom limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our customers in this business include U.S. federal law enforcement and intelligence agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

Discontinued Operations

On June 30, 2004, our litigation support services subsidiary, New Technology Armor, Inc. ("NTI"), was the last remaining business in discontinued operations. On July 2, 2004, we sold the security consulting division of NTI. The remaining division in NTI, consisting primarily of training services, is included as part of the Products Group segment.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33.7 million in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31.4 million in cash at closing and a note receivable of $2.3 million, which we collected in full in fiscal 2004.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwav Integration Services, Inc. ("AIS"), a wholly owned subsidiary of Aerwav Holdings, LLC.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe our most critical accounting policies include the following:

Revenue recognition. We record products revenue at the time of shipment. Returns are minimal and do not materially affect the financial statements.

We record Aerospace & Defense Group revenue related to government contracts which results principally from fixed price contracts and is recognized when persuasive evidence of an arrangement exists, the fee is reasonably determinable, the customer has accepted the product and collectibility is probable. All of these conditions are met, in substantially all cases, when the Department of Defense inspector signs the Material Inspection and Receiving Report indicating acceptance and title transfer.

We record revenue of the remaining Aerospace & Defense Group, Products Group and Mobile Security Division when the product is shipped, except for larger commercial contracts typically longer than four months in length. Revenue from large commercial contracts is recognized on the percentage of completion, units-of-work performed method. Should large commercial contracts be in a loss position, the entire estimated loss would be recognized for the balance of the contract at such time. Current contracts are profitable.

We record service revenue as services are provided on a contract-by-contract basis. Revenues from service contracts are recognized over the term of the contract.

Allowance for Doubtful Accounts. We encounter risks associated with sales and the collection of the associated accounts receivable. As such, we review our accounts receivable aging on a monthly basis and determine a provision for accounts receivable that is considered to be uncollectible.

Periodically, we compare the identified credit risks with the allowance that has been established using historical experience and adjust the allowance accordingly.

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair-value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. Put options on Company stock are marked to market through the income statement at the end of each period.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $220.9 million in goodwill resulting from acquisitions made by us subsequent to June 30, 2001 was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). (See also Impairment below). The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2005.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their useful lives. Certain of these assets with indefinite lives are not amortized.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include the carrying value of long-lived assets, valuation allowances for receivables, inventories and deferred income tax assets, liabilities for potential litigation claims and settlements, potential liabilities related to tax filings in the ordinary course of business, the Vest Exchange Program / Warranty Revision accrual, the defined benefit plan liabilities and contract contingencies and obligations. Actual results could differ from those estimates.

Income taxes. We account for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Impairment. Long-lived assets, including certain identifiable intangibles and goodwill are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived asset or asset groups. Impairment is measured as the difference between fair value and the unamortized cost at the date an impairment is determined.

Comprehensive income. Financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at the average monthly exchange rates. The current year change in the accumulated amount, net of tax, is included as a component of comprehensive income.

In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), we classify our investment in certain equity-based securities as available-for-sale, with unrealized gains and losses excluded from earnings and recorded as a component of comprehensive income or loss. This investment is classified in other assets on the Consolidated Balance Sheets. Declines in fair value below the amortized cost basis of this investment that are determined to be other than temporary are charged to earnings. There were no such other than temporary declines in the year ended December 31, 2005.

Stock options and grants. Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standard Number 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," ("SFAS 148") establishes a fair value based method of accounting for stock-based employee compensation plans; however, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue to account for employee stock compensation plans under APB 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. Restricted stock awards are generally recorded as compensation expense using fixed accounting over the vesting periods based on the market value on the date of grant except in situations where provisions of the agreements allow for acceleration of vesting upon a certain event. If the event occurs, this may result in an acceleration of vesting and recognition of associated expense.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for the years ended December 31, 2005, 2004 and 2003, consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro-forma amounts indicated below:

	2005	2004	2003
	(In thousands, except per share data)		
Net income as reported	$132,510	$80,539	$10,886
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37,305)	(6,717)	(4,157)
Add: Employee compensation expense for modification of stock option awards included in report net income, net of income taxes	118	57	506
Pro-forma net income	$ 95,323	$73,879	$ 7,235
Earnings per share:			
Basic – as reported	$ 3.83	$ 2.56	$ 0.39
Basic – pro forma	$ 2.75	$ 2.35	$ 0.26
Diluted – as reported	$ 3.70	$ 2.44	$ 0.38
Diluted – pro forma	$ 2.66	$ 2.24	$ 0.25

$15.3 million of the stock-based employee compensation expense determined under the fair value method for fiscal 2005 is related to accelerated vesting of certain existing stock options and $22.0 million is related to certain stock options issued in fiscal 2005.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123, "Share Based Payment (revised 2004)" ("FAS 123R"). FAS 123R revises SFAS 123 and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, FAS 123R supersedes APB 25, and amends FASB Statement No. 95, "Statement of Cash Flows" ("SFAS 95"). On April 14, 2005, the Securities and Exchange Commission extended the compliance date of FAS 123R from the first interim to the first annual reporting period of a company's fiscal year beginning on or after June 15, 2005. We will be required to apply the expense recognition provisions of FAS 123R beginning in the first quarter of 2006. We expect to incur approximately $1.6 million of expense in the year ended December 31, 2006 as a result of the adoption of FAS 123R.

Results of Operations

Effective June 30, 2002, we decided to sell the ArmorGroup Services Division (the sale was completed on November 26, 2003) through an organized and formal auction managed by outside advisors. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the operating results of our Services Division have been reported as discontinued operations in the Consolidated Statements of Operations for all periods prior to the sale of this division.

The following table sets forth selected Consolidated Statements of Operations data as a percentage of total revenues for the periods indicated:

	Fiscal Year		
	2005	2004	2003
Revenues:			
Aerospace & Defense	72.6%	61.8%	25.1%
Products	18.9%	25.5%	53.1%
Mobile Security	8.5%	12.7%	21.8%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues	76.3%	72.9%	69.4%
Cost of vest exchange program / warranty revision	1.2%	0.5%	0.0%
Selling, general and administrative expenses	8.5%	10.2%	17.2%
Amortization	0.5%	0.4%	0.1%
Integration	0.2%	0.3%	0.6%
Other charges	0.1%	0.8%	2.9%
Operating income	13.2%	14.9%	9.8%
Interest expense, net	0.4%	0.7%	1.1%
Other (income) expense, net	(0.2)%	0.2%	0.1%
Income from continuing operations before provision for income taxes	13.0%	14.0%	8.5%
Provision for income taxes	4.9%	5.8%	3.9%
Income from continuing operations	8.1%	8.2%	4.7%
Loss from discontinued operations, net of income tax benefit	—	0.0%	(1.7)%
Net income	8.1%	8.2%	3.0%

Fiscal 2005 as Compared to Fiscal 2004

Net income. Net income increased $52.0 million, or 65%, to $132.5 million for fiscal 2005, compared to $80.5 million for fiscal 2004.

Continuing Operations

Total revenues. Total revenues increased $657.2 million, or 67%, to $1,636.9 million in fiscal 2005, compared to $979.7 million in fiscal 2004. For fiscal 2005, total revenue increased $526.5 million, or 54%, internally, including year-over-year changes in acquired businesses, and $130.7 million, or 13%, due to acquisitions. Internal revenue growth represents year-over-year increases in revenue from businesses that were either owned or acquired by us during the periods presented. Our calculation of internal revenue growth takes into consideration pro-forma revenue for relevant periods of acquired entities in determining year-over-year revenue growth.

Aerospace & Defense Group revenues. Aerospace & Defense Group revenues increased $583.2 million, or 96%, to $1,188.6 million in fiscal 2005, compared to $605.4 million in fiscal 2004. For fiscal 2005, Aerospace & Defense Group revenue increased $514.2 million, or 85%, internally, including year-over-year changes in acquired businesses and $69.0 million, or 11%, from the acquisition of Specialty Defense in November 2004 and the OTV business of Second Chance acquired in July 2005. Our calculation of acquired growth is the amount of current year revenue equal to the prior year revenue before our acquisition of the acquired company. Internal growth was primarily due to the following factors:

(1) We experienced strong demand for the Up-Armored HMMWV, including spare part revenues, as we shipped 6,684 M1114 Up-Armored HMMWVs in fiscal 2005, compared to 3,945 in fiscal 2004, a 69% increase. There continues to be new orders under our current M1114 Up-Armored HMMWV contract and additional orders for the next-generation versions known as the M1151 and M1152 Up-Armored HMMWVs. While backlog extends into 2006 for both the M1114 and M1151/52 Up-Armored HMMWV versions, we believe the U.S. Military's plans include procurement of a replacement military light transport vehicle with current status being in the early development stage. While the U.S. Military's current acquisition strategies plan for possible production of new light and medium support vehicles beginning as early as 2008, there is no assurance as to when a replacement for the HMMWV may be selected, and furthermore, it is reasonable to believe that the HMMWV will continue for some time to be one of the primary transport vehicles in the U.S. military. In the event the HMMWV is replaced, based on U.S. military procurement plans, it is anticipated that vehicle armoring for a replacement vehicle would be provided to the vehicle OEM for inclusion in the manufacturing process as components to be integrated with the vehicle while additional armor components would be provided for attachment to the vehicle at a later time when warranted by threat conditions. We anticipate that procurements for the potential HMMWV replacement models would be competitive and could be awarded to multiple armor suppliers based on full and open competition. Although we anticipate continuation of developmental efforts and enhancement of manufacturing capabilities, at this time, there is no certainty of obtaining armoring contracts for any HMMWV replacement vehicles selected by the U.S. military, and if successful in competitive programs, we cannot determine the specific levels of effort likely under such military contracts.

    An additional consideration and risk factor regarding the introduction of new vehicle versions for tactical wheeled vehicles is the U.S. military's recent pronouncements that it is the Government's preference to own technical data rights for new major end items of equipment and sub-systems, including the vehicle armoring packages. The Government's intent to mitigate risk of limitations on producibility and to ensure commonality of armor components produced by multiple sources may negatively influence future manufacturing content and product pricing.

(2) During fiscal 2005, revenue from add-on armor components for fielded vehicles including add-on armor kits for the light, medium and heavy truck fleet operating in Iraq increased 12%, compared to fiscal 2004. Although we may receive additional add-on armor kit business in the future, the majority of armoring of fielded trucks has been completed. We also believe that the U.S. Military's tactical wheeled vehicle procurement strategy includes replacement or additional production of current type medium or heavy trucks and these vehicles are also planned to receive armor subsystems in the future.

(3) SAPI plate volume decreased by 25% in fiscal 2005, compared to fiscal 2004. The reduction in volume was a result of a change in requirements by the U.S. military and the resultant need to modify product design and to make adjustments in the supply base. Production and deliveries slowed predominantly as a result of the inability of our industrial base to meet delivery requirements at the new enhanced specifications. We are expanding our current industrial base through the investment in production capacity and have qualified new sources of supply.

    Continued growth in the SAPI plate business is dependent upon the continued level of hostilities in Iraq and Afghanistan as well as the U.S. Government's requirements for improved technology and performance of the SAPI plate. Future revenues may be constrained by our ability to procure certain raw materials necessary for the manufacture of the SAPI plate. The raw materials that we use in manufacturing ballistic resistant garments, SAPI plates and armored vehicles include: ceramic; steel; SpectraShield, a patented product of Honeywell, Inc.; Kevlar®, a patented product of E.I. du Pont de Nemours Co., Inc. ("du Pont"); and Twaron, a patented product of Teijin. We purchase these materials in the form of woven cloth from five independent weaving companies. In the event du Pont or its licensee in Europe cease, for any reason, to produce or sell Kevlar® to us, we would utilize these other ballistic resistant materials as a substitute. However, neither SpectraShield nor Twaron, is expected to become a complete substitute for Kevlar® in the near future. We enjoy a good relationship with our suppliers of Kevlar®, SpectraShield and Twaron. Should these materials become unavailable for any reason, we would be unable to replace them with materials of like weight and strength. We use a variety of ceramic materials in the production of SAPI plates and a variety of steels in armoring vehicles. Although we have a number of suppliers that we deal with in obtaining both ceramic and steel supplies, the industry generally, including our operations, is experiencing a limited supply of certain of these materials, which is affecting the quantity of product that we can complete in any given period. In addition, SpectraShield, the ballistic fiber backing used in a variety of our ballistic applications, including SAPI plates, is currently being rationed by the U.S. Department of Commerce, which could limit the quantity of SAPI plates that we produce in any given period. Thus, if our supply of any of these materials were materially reduced or cut off or if there was a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition, results of operations and liquidity could be materially adversely affected.

(4) OTV units increased by 65% in fiscal 2005, over fiscal 2004. We experienced 210% unit growth in helmets. Also, our MOLLE revenue increased 19%.

Products Group revenues. Products Group revenues increased $59.1 million, or 24%, to $308.9 million in fiscal 2005, compared to $249.8 million in fiscal 2004. For fiscal 2005, Products Group revenue decreased $2.6 million, or 1%, internally including period-over-period changes in acquired businesses, and increased $61.7 million, or 25%, from the acquisitions of Bianchi International, which was completed during the fourth quarter 2004, Kleen Bore, Inc., which was completed during the third quarter of 2004, and the law enforcement business of Second Chance, acquired in July 2005. Internal growth was negative due to the decline in sales of ballistic reinforced enclosures for the nuclear power industry, large one-time, non-recurring sales of ballistic plates in 2004, and a decline in our less lethal business attributable to non-recurring, large government orders. Excluding the acquisition of Second Chance, which was purchased out of bankruptcy and had experienced legal and financial troubles, Products Group internal revenue growth was 2%. Also, the growth of body armor slowed domestically due to: (1) industry concerns regarding Zylon® and the NIJ's decertification of all Zylon® containing body armor, and (2) the impact of shortages in the supply of ballistic material. We expect our American Body Armor and Safariland body armor revenues to rebound from the recent Zylon® decertification by the end of the second quarter of 2006. We expect to stabilize the Second Chance revenues and be in position for growth in fiscal year 2006.

Mobile Security revenues. Mobile Security Division revenues increased $14.9 million, or 12%, to $139.5 million in fiscal 2005, compared to $124.5 million in fiscal 2004, primarily due to the increasing threat of terrorism. Commercial vehicle shipments increased 17%, to 1,644 vehicles in fiscal 2005 compared to 1,402 vehicles in fiscal 2004. All of Mobile Security Division's revenue growth was internal.

Cost of revenues. Cost of revenues increased $534.4 million, or 75%, to $1,248.6 million for fiscal 2005, compared to $714.2 million for fiscal 2004. As a percentage of total revenues, cost of revenues increased to 76.3% of total revenues for fiscal 2005, from 72.9% for fiscal 2004.

Gross margins in the Aerospace & Defense Group were 20.9% for fiscal 2005, compared to 25.7% for fiscal 2004, primarily due to: (1) lower selling prices on M1114 Up-Armored HMMWVs effective in mid-2004; (2) an increased mix of lower margin armor kits; and (3) a temporary decline in gross margins on SAPI plates due to incremental costs incurred in the design, manufacture and delivery of updated plates.

Gross margins in the Products Group were 35.2% for fiscal 2005, compared to 33.6% for fiscal 2004. The improvement in gross margins is primarily related to product mix, a shift in production to lower cost manufacturing facilities, and additional inventory provisions in 2004.

Gross margins in the Mobile Security Division were 22.7% in fiscal 2005, compared to 20.9% for fiscal 2004. The improvement is a result of an improved product mix and manufacturing efficiencies.

Cost of vest exchange program/warranty revision. As a result of our voluntary Zylon® Vest Exchange Program relating to our Zylon®-vests, we recorded a pre-tax charge of $19.9 million in fiscal 2005. This charge includes estimated exchange program costs and inventory write-offs. Through December 31, 2005, we have incurred $2.5 million and have a remaining liability of $18.5 million, which includes $1.1 million remaining from the superseded 2004 warranty revision and product exchange program. This liability has been classified in accrued expenses and other current liabilities on the Consolidated Balance Sheet at December 31, 2005. As a result of our fiscal 2004 warranty revision and product exchange program relating to our Zylon®-containing vests, we recorded a net pre-tax charge of $5.0 million, which includes all the legal costs associated with the class action lawsuits settled in 2004. The warranty revision and product exchange program has been superseded by the vest exchange program.

In April, 2004, two class action lawsuits were filed against us in Florida state court by police organizations and individual police officers, alleging that ballistic-resistant soft body armor (vests) containing Zylon®, manufactured and sold by American Body Armor™, Safariland® and PROTECH®, failed to meet the warranties provided with the vests. On November 5, 2004, the Jacksonville, Florida (Duval County) Circuit Court gave final approval to a settlement reached with the Southern States Police Benevolent Association ("SSPBA") which provided that (i) purchasers of certain Zylon®-containing vest models could exchange their vests for other vests manufactured by the Company and, (ii) the Company would continue its internal used-vest testing program (VestCheck™). The other class action suit, which was filed by the National Association of Police Organizations, Inc. ("NAPO"), in Ft. Myers, Florida (Lee County), was voluntarily dismissed with prejudice on November 16, 2004.

On August 24, 2005, the United States Department of Justice, National Institute of Justice ("NIJ"), released its Third Status Report to the Attorney General on Body Armor Safety Initiative Testing and Activities (the "Third NIJ Report"). The Third NIJ Report contained, among other items, information and testing data on Zylon® and Zylon®-containing vests, and substantially modified compliance standards for all ballistic-resistant vests with the implementation of the NIJ 2005 Interim Requirements for Ballistic-Resistant Body Armor. As a result of the actions of the NIJ, the Company halted all sales or shipment of any Zylon®-containing vest models effective August 25, 2005, and immediately established a Supplemental Relief (renamed the ZVE) Program that provides either a cash or voucher option to those who purchased any Zylon®-containing vests from us through August 29, 2005. The ZVE Program, with the consent of the SSPBA, was given final approval by the Jacksonville, Florida Court on October 27, 2005.

We are also voluntarily cooperating with a request for documents and data received from the Department of Justice, which is reviewing the body armor industry's use of Zylon®, and a subpoena served by the General Services Administration for information relating to Zylon®.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $39.0 million, or 39%, to $139.3 million (8.5% of total revenues) for fiscal 2005, compared to $100.3 million (10.2% of total revenues) for fiscal 2004. The decrease as a percentage of revenues was largely a function of our ability to achieve scale as revenues have increased, and the fourth quarter of 2004 acquisition of Specialty Defense, which operates with lower selling, general and administrative expenses as a percentage of revenues than the Products Group and the Mobile Security Division.

Aerospace & Defense Group selling, general and administrative expenses increased $11.9 million, or 52%, to $35.0 million (2.9% of Aerospace & Defense Group revenues) for fiscal 2005, compared to $23.1 million (3.8% of Aerospace & Defense Group revenues) for fiscal 2004. The increase in selling, general and administrative expenses is due primarily to additional expenses associated as a result of the acquisition of Specialty Defense in November 2004, increased research and development expense, and an increase in administrative expenses as a result of increased production of the M1114 Up-Armored HMMWV, M1151/52 kits and supplemental armor for other military vehicles. The decrease in selling, general and administrative expenses as a percentage of revenue was due to leveraging these expenses over a larger revenue base.

Products Group selling, general and administrative expenses increased $14.0 million, or 31%, to $58.9 million (19.1% of Products Group revenues) for fiscal 2005, compared to $44.9 million (18.0% of Products Group revenues) for fiscal 2004. The increase is primarily due to the impact of acquisitions, which amounted to $11.2 million of the increase, as well as increased marketing and advertising expenses, and management severance expenses.

Mobile Security Division selling, general and administrative expenses increased $1.6 million, or 10%, to $16.4 million (11.7% of Mobile Security Division revenues) for fiscal 2005, compared to $14.8 million (11.9% of Mobile Security Division revenues) for fiscal 2004. The increase in expense was primarily due to increased research and development costs, increased selling and marketing costs for the roll out of the CENTIGON™ brand name, and the negative impact of a weaker U.S. dollar when converting foreign based expenses to U.S. dollars. The increase in expenses as a percentage of revenues was due to the non-recurring nature of the roll-out costs of the CENTIGON™ brand name and the additional research and development costs.

Corporate general and administrative expenses increased $11.5 million, or 66%, to $29.0 million (1.8% of total revenues) for fiscal 2005, compared to $17.5 million (1.8% of total revenues) for fiscal 2004. This increase in administrative expenses is associated with the overall growth of the Company, including increased travel expenses, bonus expense, pension expense, accounting fees, legal fees, hiring costs and insurance expenses.

Amortization. Amortization expense increased $4.4 million, or 103%, to $8.6 million for fiscal 2005, compared to $4.3 million for fiscal 2004, primarily due to the amortization of certain intangible assets acquired as part of the acquisitions of Second Chance in July 2005, Bianchi in December 2004 and Specialty Defense in November 2004.

Integration. Integration expense increased $1.1 million, or 43%, to $3.7 million for fiscal 2005, compared to $2.6 million for fiscal 2004. Integration expense in fiscal 2005 primarily included charges for the integration of Second Chance, which was acquired in July 2005, and Specialty Defense and Bianchi, which were acquired in the fourth quarter of 2004. Integration expense in fiscal 2004 primarily included charges for integration related to the acquisitions of Simula and Hatch Imports, which were acquired in the fourth quarter of 2003.

Other charges. Other charges for fiscal 2005 were $1.2 million. Other charges for fiscal 2004 were $7.7 million. Other charges in fiscal 2004 were charges for a non-cash charge of $6.3 million related to the acceleration of performance-based, long-term restricted stock awards granted to certain executives in 2002, and an impairment charge of $1.4 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value.

Operating income. Operating income increased $69.9 million, or 48%, to $215.6 million for fiscal 2005, compared to $145.7 million in fiscal 2004, due to the factors discussed above.

Interest expense, net. Interest expense, net, decreased $495,000, or 7%, to $6.3 million for fiscal 2005, compared to $6.8 million for fiscal 2004. This decrease is primarily due to an increase in interest income generated from the increase in investment yield from higher interest rates and the increase in investment balances primarily resulting from our 2% Convertible Notes offering in the fourth quarter of 2004 and positive operating cash flow. This increase is partially offset by an increase in interest expense as a result of the issuance of the 2% Convertible Notes and the increase in the six-month LIBOR. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate on the 8.25% Notes for a variable rate of six-month LIBOR (4.7% at December 31, 2005, and 2.8% at December 31, 2004), set in arrears, plus a spread of 2.735% to 2.75%.

Other (income) expense, net. Other income, net, which was $4.0 million for fiscal 2005, relates primarily to the expiration of our unexercised, 2.5 million previously announced sale of put option contracts on Company stock as well as an increase in the fair market value of 1 million new put option contracts on Company stock we entered into, which expired unexercised in February 2006. Of the $5.9 million in other income related to the sale of put options on Company stock in fiscal 2005, $4.8 million related to the expiration of the 2.5 million unexercised put options. The other income is partially offset by a non-cash asset impairment, loss on disposal of fixed assets and losses related to foreign currency transactions. Other expense, net, of $1.9 million for fiscal 2004, relates primarily to a non-cash, asset impairment, loss on disposal of fixed assets and losses related to foreign currency fluctuations.

Income before provision for income taxes. Income before provision for income taxes increased $76.4 million, or 56%, to $213.4 million for fiscal 2005, compared to $137.0 million for fiscal 2004, due to the reasons discussed above.

Provision for income taxes. Provision for income taxes was $80.9 million for fiscal 2005, compared to $56.4 million for fiscal 2004. The effective tax rate was 37.9% for fiscal 2005, compared to 41.2% for fiscal 2004. The decreased tax rate relates primarily to the non-taxable, fair market gain on put options sold on Company stock in fiscal 2005, and the non-tax deductible charge due to the accelerated vesting of performance based, long-term restricted stock awards during fiscal 2004.

Net income. Net income increased $52.0 million, or 65%, to $132.5 million for fiscal 2005, compared to $80.5 million for fiscal 2004, due to the factors discussed above.

Fiscal 2004 as Compared to Fiscal 2003

Net income. Net income increased $69.6 million, or 640%, to net income of $80.5 million for fiscal 2004 compared to net income of $10.9 million for fiscal 2003. Income from continuing operations and a loss from discontinued operations were $80.6 million and ($38,000), respectively, for fiscal 2004, compared to income from continuing operations and a loss from discontinued operations of $17.0 million and $(6.1) million, respectively, for fiscal 2003.

Continuing Operations

Total revenues. Total revenues increased $614.5 million, or 168%, to $979.7 million in fiscal 2004, compared to $365.2 million in fiscal 2003. For fiscal 2004, total revenue increased $515.3 million, or 141%, internally, including year-over-year changes in acquired businesses, and $99.2 million, or 27%, due to acquisitions. Internal revenue growth represents year-over-year increases in revenue from businesses that were either owned or acquired by us during the periods presented. Our calculation of internal revenue growth takes into consideration pro-forma revenue for relevant periods of acquired entities in determining year-over-year revenue growth.

Aerospace & Defense Group revenues. Aerospace & Defense Group revenues increased $513.7 million, or 560%, to $605.4 million in fiscal 2004 compared to $91.7 million in fiscal 2003. For fiscal 2004, Aerospace & Defense revenue increased $429.2 million, or 468% internally, including year-over-year changes in acquired businesses and $84.6 million, or 92%, from the acquisitions of Specialty Defense in November 2004 and Simula in December 2003. Our calculation of acquired growth is the amount of current year revenue equal to the prior year revenue before our acquisition of the acquired company. Internal growth was primarily due to the following factors:

(1) We experienced strong demand for the Up-Armored HMMWV, including spare part revenues, as we shipped 3,945 Up-Armored M1114 HMMWVs in fiscal year 2004 compared to 873 in fiscal year 2003, a 352% increase. There continues to be new orders under our current M1114 Up-Armored HMMWV contract and additional orders for the next-generation versions known as the M1151 and M1152 Up-Armored HMMWVs. While backlog extends into 2006 for both the M1114 and M1151/52 Up-Armored HMMWV versions, we believe the U.S. Military's plans include procurement of a replacement military light transport vehicle with current status being in the early development stage. While current acquisition strategies plan for possible production of new light and medium support vehicles beginning as early as 2008, there is no assurance as to when a replacement for the HMMWV may be selected, and furthermore, it is reasonable to believe that the HMMWV will continue for some time to be one of the primary transport

vehicles in the U.S. military. In the event the HMMWV is replaced, based on U.S. military procurement plans, it is anticipated that vehicle armoring for a replacement vehicle would be provided to the vehicle OEM for inclusion in the manufacturing process as components to be integrated with the vehicle while additional armor components would be provided for attachment to the vehicle at a later time when warranted by threat conditions. We anticipate that procurements for the potential HMMWV replacement models would be competitive and could be awarded to multiple armor suppliers based on full and open competition. Although we anticipate continuation of developmental efforts and enhancement of manufacturing capabilities, at this time, there is no certainty of obtaining armoring contracts for any HMMWV replacement vehicles selected by the U.S. military, and if successful in competitive programs, we cannot determine the specific levels of effort likely under such military contracts.

An additional consideration and risk factor regarding the introduction of new vehicle versions for tactical wheeled vehicles is the U.S. military's recent pronouncements that it is the Government's preference to own technical data rights for new major end items of equipment and sub-systems, including the vehicle armoring packages. The Government's intent to mitigate risk of limitations on producibility and to ensure commonality of armor components produced by multiple sources may negatively influence future manufacturing content and product pricing.

(2) During 2004 add-on armor components for fielded vehicles increased significantly, including 3,000 add-on-armor kits for the medium and heavy truck fleet operating in Iraq and 10,000 sets of ballistic glass for the Army Depot HMMWV kits. We believe that vehicle armoring will likely play a significant role in 2006 and beyond.

(3) Adjusting for Simula, acquired on December 9, 2003, SAPI plate volume increased 181% in fiscal year 2004 over pro forma SAPI volume in fiscal year 2003. On an actual basis, we increased SAPI plate volume by 1,924% in fiscal year 2004 over fiscal year 2003. Continued growth in the SAPI plate business is dependent upon the continued level of hostilities in Iraq and Afghanistan as well as the U.S. Government's requirements for improved technology and performance of the SAPI plate. Future revenues may be constrained by our ability to procure certain raw materials necessary for the manufacture of the SAPI plate. The raw materials that we use in manufacturing ballistic resistant garments, SAPI plates and armored vehicles include: ceramic; steel; SpectraShield, a patented product of Honeywell, Inc.; Kevlar®, a patented product of E.I. du Pont de Nemours Co., Inc. ("du Pont"); and Twaron, a patented product of Teijin. We purchase these materials in the form of woven cloth from five independent weaving companies. In the event du Pont or its licensee in Europe cease, for any reason, to produce or sell Kevlar® to us, we would utilize these other ballistic resistant materials as a substitute. However, neither SpectraShield nor Twaron, is expected to become a complete substitute for Kevlar® in the near future. We enjoy a good relationship with our suppliers of Kevlar®, SpectraShield and Twaron. Should these materials become unavailable for any reason, we would be unable to replace them with materials of like weight and strength. We use a variety of ceramic materials in the production of SAPI plates and a variety of steels in armoring vehicles. Although we have a number of suppliers that we deal with in obtaining both ceramic and steel supplies, the industry generally, including our operations, is experiencing a limited supply of certain of these materials, which is affecting the quantity of product that we can complete in any given period. In addition, SpectraShield, the ballistic fiber backing used in a variety of our ballistic applications, including SAPI plates, is currently being rationed by the U.S. Department of Commerce, which could limit the quantity of SAPI plates that we produce in any given period. Thus, if our supply of any of these materials were materially reduced or cut off or if there was a material increase in the prices of these materials, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition, results of operations and liquidity could be materially adversely affected.

Products Group revenues. Our Products Group revenues increased $55.8 million, or 29%, to $249.8 million in fiscal 2004, compared to $194.0 million in fiscal 2003. For fiscal 2004, Products Group revenue increased $41.2 million, or 21%, internally, including year-over-year changes in acquired businesses, and $14.6 million, or 8%, from the acquisitions of Hatch Imports, Inc., which was completed in the fourth quarter of 2003, and Vector Associates, Inc. (dba ODV, Inc.) and Kleen-Bore, Inc., both of which were completed subsequent to 2003. The acquisition of Bianchi on December 30, 2004, had no effect on the fiscal 2004 revenues of the Products Group. Internal growth was due to strong sales of international body armor, and other soft armor and hard armor sectors, providing protection to troops and private sector employees within Iraq, strong military and international sales within duty gear and the sales of ballistic reinforced enclosures within the energy sector.

Mobile Security Division revenues. Our Mobile Security Division revenues increased $45.0 million, or 57%, to $124.5 million in fiscal 2004, compared to $79.5 million in fiscal 2003. All of the revenue growth for the Mobile Security Division was generated internally, primarily as a result of the increasing threat of terrorism, and, to a less extent, the impact of a weakened U.S. dollar versus the euro. The threat of terrorism was the cause of our European revenue growth. Commercial vehicle shipments increased 25%, to 1,402 vehicles in fiscal 2004 compared to 1,125 vehicles in fiscal 2003.

Cost of revenues. Cost of revenues increased $460.6 million, or 182%, to $714.2 million for fiscal 2004 compared to $253.6 million for fiscal 2003. As a percentage of total revenues, cost of revenues increased to 72.9% of total revenues for fiscal 2004 from 69.4% for fiscal 2003.

Gross margin in the Aerospace & Defense Group is 25.7% for fiscal 2004 compared to 31.3% for fiscal 2003. The decrease in the Aerospace & Defense Group gross margins was primarily due to reduced selling prices for the Up-Armored HMMWV and significant changes in our product mix as we have diversified beyond the Up-Armored HMMWV.

Gross margin in the Products Group is 33.6% for fiscal 2004 compared to 34.8% for fiscal 2003. The decline in Product Division's gross margins resulted primarily from product mix, certain large lower margin international and governmental orders and additional inventory provisions. Excluding our Products training division subsidiary, the Products Group gross margins was 35.2%, compared to 37.1% in 2003.

Gross margin in the Mobile Security Division is 20.9% in fiscal 2004, compared to 19.4% for fiscal 2003. The increase in the Mobile Security Divisions gross margins resulted primarily from improved fixed-cost absorption benefits associated with increased manufacturing volumes, and a richer sales mix of high-end, higher margin vehicles.

Cost of vest exchange program/warranty revision. In April 2004, two class action lawsuits were filed against us in Florida state court by police organizations and individual police officers, alleging that ballistic-resistant soft body armor (vests) containing Zylon®, manufactured and sold by American Body Armor™, Safariland® and PROTECH®, failed to meet the warranties provided with the vests. On November 5, 2004, the Jacksonville, Florida (Duval County) Circuit Court gave final approval to a settlement reached with the SSPBA which provided that (i) purchasers of certain Zylon®-containing vest models could exchange their vests for other vests manufactured by the Company and, (ii) the Company would continue its internal used-vest testing program (VestCheck™). The other class action suit, which was filed by NAPO, in Ft. Myers, Florida (Lee County), was voluntarily dismissed with prejudice on November 16, 2004.

As a result of our warranty revision and product exchange program relating to our Zylon®-containing vests announced August 12, 2004, we have recorded a pre-tax charge of $5.0 million in fiscal 2004, which is net of $4.0 million of cost reimbursements from our suppliers and includes all the legal costs associated with the class action lawsuits. This liability has been classified in accrued expenses and other current liabilities on the Consolidated Balance Sheet and will be funded through cash provided by operating activities. See Fiscal 2005 As Compared To Fiscal 2004 for an update regarding the Zylon® related matters.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $37.5 million, or 60%, to $100.3 million (10.2% of total revenues) for fiscal 2004 compared to $62.8 million (17.2% of total revenues) for fiscal 2003.

Aerospace & Defense Group selling, general and administrative expenses increased $17.5 million, or 309%, to $23.1 million (3.8% of Aerospace & Defense Group revenues) for fiscal 2004 compared to

$5.6 million (6.2% of Aerospace & Defense revenues) for fiscal 2003 primarily due to the acquisition of Simula on December 9, 2003, and Specialty Defense on November 18, 2004, as well as additional selling, general and administrative expenses associated with increased production of the Up-Armored HMMWV and supplemental armor for other military vehicles. The decrease in selling, general and administrative expense as a percentage of revenue was due to leveraging of the selling, general and administrative expenses over a much larger revenue base.

Products Group selling, general and administrative expenses increased $11.8 million, or 35%, to $44.9 million (18.0% of Products Group revenues) for fiscal 2004 compared to $33.1 million (17.1% of Products Group revenues) for fiscal 2003. This increase is due primarily to acquisitions, a one time settlement charge related to the early cancellation of an exclusive distribution agreement, increased research and development spending, higher sales expenses as related to increased sales volumes, higher insurance costs, increased bad debt provisions, and bonus expenses that in the prior year were allocated to corporate selling, general and administrative expenses.

Mobile Security Division selling, general and administrative expenses increased $2.5 million, or 21%, to $14.8 million (11.9% of Mobile Security Division revenues) for fiscal 2004 compared to $12.3 million (15.4% of Mobile Security Division revenues) for fiscal 2003. The increase in selling, general and administrative expense was primarily due to the large increase in production and revenues, and, to a lesser extent, the impact of a weaker U.S. dollar versus the euro. The decrease in selling, general and administrative expense as a percentage of revenue was due to leveraging of the selling, general and administrative expenses over a much larger revenue base.

Corporate general and administrative expenses increased $5.7 million, or 49%, to $17.5 million (1.8% of total revenues) in fiscal 2004 compared to $11.8 million in fiscal 2003 (3.2% of total revenues). This increase in administrative expenses is associated with the overall growth of the Company, increased travel expenses, bonus provision, and Sarbanes-Oxley requirements. The decrease in general and administrative expense as a percentage of revenue was due to leveraging of the general and administrative expenses over a much larger revenue base.

Amortization. Amortization expense increased $3.8 million, or 770%, to $4.3 million for fiscal 2004 compared to $489,000 for fiscal 2003 primarily due the amortization of certain intangible assets acquired as part of the acquisitions of Simula and Hatch Imports in December 2003 and ODV, Kleen-bore, and Specialty Defense in fiscal 2004. SFAS 142, which we adopted on January 1, 2002, eliminated amortization of intangible assets with indefinite lives and goodwill for all acquisitions completed after July 1, 2001, as well as for all fiscal years ending after January 1, 2002. Remaining amortization expense is related to patents and trademarks with finite lives, and acquired identifiable intangible amortizable assets that meet the criteria for recognition as an asset apart from goodwill under Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS 141").

Integration. Integration increased $0.5 million, or 25%, to $2.6 million for fiscal 2004 compared to $2.1 million in fiscal 2003. Included in integration in fiscal 2004 are primarily charges for the integration of Simula and Hatch Imports, which were acquired in December 2003 and the integration of ODV, Kleen Bore, and Specialty Defense, which were acquired subsequent to fiscal 2003. Included in integration in fiscal 2003 are primarily charges for the integration of entities acquired during fiscal 2003.

Other charges. Other charges decreased $2.8 million, or 37%, to $7.7 million for fiscal 2004 compared to $10.5 million in fiscal 2003. Included other charges in fiscal 2004 were charges for a non-cash charge of $6.3 million related to the acceleration of performance-based, long-term restricted stock awards granted to certain executives in 2002, and an impairment charge of $1.4 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value. Included in other charges in fiscal 2003 is a non-cash charge of $7.3 million for stock-based compensation for a performance plan for certain key executives and a $3.2 million severance charge (including a $2.1 million non-cash charge) related to the 2003 departure of our former Chief Executive Officer.

Operating income. Operating income from continuing operations increased $110.0 million, or 309%, to $145.7 million in fiscal 2004 compared to $35.7 million in fiscal 2003 due to the factors discussed above.

Interest expense, net. Interest expense, net increased $2.8 million, or 69% to $6.8 million for fiscal 2004 compared to $4.0 million for fiscal 2003. This increase was due primarily to interest expense associated with the $300 million aggregate principal amount of 2% Convertible Notes, which were issued on October 29, 2004, and $150 million aggregate principal amount of 8.25% Notes, which were issued on August 12, 2003. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes also contributing to the increase in interest expense. On September 2, 2003, we entered into interest rate swap agreements that effectively exchanged the 8.25% fixed rate on the 8.25% Notes for a variable rate of six month LIBOR, set in arrears, plus a spread of 2.735% to 2.75%. At December 31, 2004, the six month LIBOR rate was 2.78%.

Other expense, net. Other expense, net, increased $1.4 million, or 283% to $1.9 million for fiscal 2004, compared to $508,000 for fiscal 2003. The increase related primarily to a non-cash asset impairment, foreign exchange currency losses and a loss on disposal of certain fixed assets partially offset by the realization of a gain on the sale of certain equity investments in fiscal 2004. In fiscal 2003, other expense net related primarily to foreign exchange currency losses.

Income from continuing operations before provision for income taxes. Income from continuing operations before provision for income taxes increased $105.8 million, or 339%, to $137.0 million for fiscal 2004 compared to $31.2 million for fiscal 2003 due to the reasons discussed above.

Provision for income taxes. Provision for income taxes on continuing operations was $56.4 million for fiscal 2004 compared to $14.2 million for fiscal 2003. The effective income tax rate was 41.2% for fiscal 2004 compared to 45.5% for fiscal 2003 based on our annual income amounts and jurisdictions in which such amounts were taxable. The decreased tax rate relates primarily to the prior year income tax charges associated with, among other things, (1) the non-tax deductible nature of the non-cash, non-recurring stock based compensation that was provided to certain key executives that had less of an impact on our effective tax rate in 2004 as compared to 2003, and (2) a taxable gain that was realized in the second half of 2003 when certain intellectual property utilized in our discontinued operations was revalued to comply with U.S. Internal Revenue Code provisions that did not occur in 2004. The impact of the incremental income tax associated with the revalued intellectual property in 2003 was recorded in continuing operations as required by U.S. GAAP, and resulted in incremental non-cash income tax expense, for which foreign tax credits were available to offset the income tax otherwise payable.

Income from continuing operations. Income from continuing operations increased $63.6 million, or 374%, to $80.6 million for fiscal 2004 compared to $17.0 million for fiscal 2003 due to the factors discussed above.

Discontinued Operations

As previously discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, we had no discontinued operations at December 31, 2004. Note 2 of the consolidated financial statements contain comparative information for our discontinued operations.

Services revenues. Services Division revenue decreased $93.4 million to $1.7 million for fiscal 2004, compared to $95.1 million for fiscal 2003. Exclusive of ArmorGroup Integrated Systems, which we sold on April 17, 2003, and ArmorGroup, which we sold on November 26, 2003, revenue decreased $1.1 million, or 38%, to $1.7 million for fiscal 2004 compared to $2.8 million for fiscal 2003 primarily due to the sale of the security consulting business of NTI on July 2, 2004.

Cost of revenues. Cost of revenues decreased $66.1 million to $697,000 for fiscal 2004, compared to $66.8 million for fiscal 2003. Exclusive of ArmorGroup Integrated Systems and ArmorGroup, cost of revenues decreased $356,000, or 34%, to $697,000 for fiscal 2004, compared to $1.1 million for fiscal 2003. This decrease was primarily due to the sale of the security consulting business of NTI on July 2, 2004.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased $19.1 million to $821,000 (47.4% of Services revenues) for fiscal 2004, compared to $19.9 million

(20.9% of Services revenues) for fiscal 2003. Exclusive of ArmorGroup Integrated Systems and ArmorGroup, selling, general and administrative expenses decreased $4.1 million, or 83.1%, to $821,000 for fiscal 2004, compared to $4.9 million for fiscal 2003. This decrease was primarily due to the sale of the security consulting business of NTI on July 2, 2004. In accordance with U.S. GAAP, we did not record depreciation or amortization of long-lived assets that were held-for-sale in discontinued operations.

Charge for impairment of long-lived assets. Charge for impairment of long-lived assets was zero for fiscal 2004, compared to $21.5 million for fiscal 2003. The charge in the prior year related to reduction in the carrying value of the Services division to its estimate realizable value.

Integration. Integration decreased to zero for fiscal 2004, compared to $776,000 for fiscal 2003. Excluding ArmorGroup Integrated Systems and ArmorGroup, there were no integration and other charges for fiscal 2003.

Operating income (loss). Operating income was $215,000 for fiscal 2004, compared to an operating loss of $13.9 million for fiscal 2003, due to the factors discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated operating income of $215,000 for fiscal 2004, compared to an operating loss of $1.0 million for fiscal 2003, due to the reasons discussed above.

Interest expense, net. Interest expense, net, decreased $14,000 to $2,000 for fiscal 2004, compared to $16,000 for fiscal 2003, primarily due to the sale of ArmorGroup Integrated Systems and ArmorGroup. All interest bearing liabilities in discontinued operations have been repaid.

Other expense, net. Other expense, net, decreased $206,000 to $273,000 for fiscal 2004, compared to $479,000 for fiscal 2003. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated other expense, net, from discontinued operations of $273,000 for fiscal 2004, compared to other (income), net, of ($34,000) for fiscal 2003, due to additional accounting fees incurred in connection with the sale of ArmorGroup.

Loss from discontinued operations before income tax benefit. Loss from discontinued operations before income tax benefit was $60,000 for fiscal 2004, compared to a loss of $14.4 million for fiscal 2003, due to the reasons discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated a loss from discontinued operations before provision for income taxes of $60,000 for fiscal 2004, compared to a loss of $957,000 for fiscal 2003, due to the reasons discussed above.

Income tax benefit. Income tax benefit was $22,000 for the fiscal 2004 compared to an income tax benefit of $8.3 million for fiscal 2003. The effective tax rate for fiscal 2004 was a benefit of 36.7% compared to a benefit of 57.4% for fiscal 2003. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale benefit was $22,000 for fiscal 2004, compared to a benefit of $40,000 for fiscal 2003.

Loss from discontinued operations. Loss from discontinued operations was $38,000 for fiscal 2004, compared to $6.1 million for fiscal 2003, due to the factors discussed above. Excluding the ArmorGroup Integrated Systems and ArmorGroup, the balance of the assets held for sale generated a loss from discontinued operations $38,000 for fiscal 2004, compared to a loss of $957,000 for fiscal 2003, due to the reasons discussed above.

Quarterly Results

Set forth below are certain unaudited quarterly financial data for each of our last eight quarters and certain such data expressed as a percentage of our revenue for the respective quarters. The information has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to fairly present such quarterly information in accordance with U.S. GAAP. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarter Ended

	(In Thousands, Except Per Share Data)							
	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005	Mar 31, 2004	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004
Revenues:								
Aerospace & Defense	$332,327	$339,113	$256,688	$260,470	$234,379	$160,238	$129,773	$ 81,008
Products	87,604	75,911	76,805	68,558	65,523	64,659	65,743	53,840
Mobile Security	32,728	32,640	38,149	35,937	37,646	31,906	28,188	26,780
Total revenue	452,659	447,664	371,642	364,965	337,548	256,803	223,704	161,628
Operating income	61,093	42,489	57,396	54,656	47,356	41,735	33,976	22,648
Interest expense, net	1,143	1,379	1,514	2,245	1,591	1,400	2,057	1,728
Other (income) expense, net	(685)	(1,370)	(3,093)	1,123	2,066	154	(390)	115
Income from continuing operations before taxes	60,635	42,480	58,975	51,288	43,699	40,181	32,309	20,805
Provision for income taxes	23,052	15,997	21,560	20,259	17,345	16,307	14,588	8,177
Income from continuing operations	$ 37,583	$ 26,483	$ 37,415	$ 31,029	$ 26,354	$ 23,874	$ 17,721	$ 12,628
Income (loss) from discontinued operations, net of provision (benefit) for income taxes	—	—	—	—	—	—	100	(138)
Net income	$ 37,583	$ 26,483	$ 37,415	$ 31,029	$ 26,354	$ 23,874	$ 17,821	$ 12,490
Net income per common share - Basic								
Income from continuing operations	$ 1.07	$ 0.76	$ 1.09	$ 0.90	$ 0.78	$ 0.73	$ 0.60	$ 0.44
Income (loss) from discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Basic earnings per share	$ 1.07	$ 0.76	$ 1.09	$ 0.90	$ 0.78	$ 0.73	$ 0.60	$ 0.44
Net income per common share - Diluted								
Income from continuing operations	$ 1.04	$ 0.74	$ 1.05	$ 0.87	$ 0.74	$ 0.70	$ 0.57	$ 0.42
Income (loss) gain from discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Diluted earnings per share	$ 1.04	$ 0.74	$ 1.05	$ 0.87	$ 0.74	$ 0.70	$ 0.57	$ 0.42
Weighted average common shares outstanding								
Basic	35,045	34,714	34,480	34,509	33,946	32,861	29,670	28,472
Diluted	36,243	35,959	35,562	35,832	35,555	34,198	31,008	29,934
Revenues:								
Aerospace & Defense	73.4%	75.7%	69.1%	71.4%	69.4%	62.4%	58.0%	50.1%
Products	19.4%	17.0%	20.7%	18.8%	19.4%	25.2%	29.4%	33.3%
Mobile Security	7.2%	7.3%	10.2%	9.8%	11.2%	12.4%	12.6%	16.6%
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating income	13.5%	9.5%	15.4%	15.0%	14.0%	16.3%	15.2%	14.0%
Interest expense, net	0.3%	0.3%	0.4%	0.6%	0.5%	0.5%	0.9%	1.1%
Other (income) expense, net	(0.2%)	(0.3%)	(0.8%)	0.3%	0.6%	0.1%	(0.2)%	0.1%
Income from continuing operations before taxes	13.4%	9.5%	15.9%	14.1%	12.9%	15.6%	14.4%	12.9%
Provision for income taxes	5.1%	3.6%	5.8%	5.6%	5.1%	6.4%	6.5%	5.1%
Income from continuing operations	8.3%	5.9%	10.1%	8.5%	7.8%	9.3%	7.9%	7.8%
Income (loss) from discontinued operations, net of provision (benefit) for income taxes	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(0.1)%
Net income	8.3%	5.9%	10.1%	8.5%	7.8%	9.3%	8.0%	7.7%

Liquidity and Capital Resources

In March 2002, our Board of Directors approved a stock repurchase program authorizing the repurchase of up to a maximum 3.2 million shares of our common stock. In February 2003, the Board of Directors increased this stock repurchase program to authorize the repurchase, from time to time depending upon market conditions and other factors, of up to an additional 4.4 million shares. On March 25, 2005, our Board of Directors increased our existing stock repurchase program to enable us to repurchase, from time to time depending upon market conditions and other factors, up to an additional 3.5 million shares of its outstanding common stock. Through February 24, 2006, we repurchased 3.8 million shares of our common stock under the stock repurchase program at an average price of $12.49 per share, leaving us with the ability to repurchase up to an additional 7.3 million shares of our common stock. We did not repurchase any shares in fiscal 2005 or fiscal 2004. Repurchases may be made in the open market, in privately negotiated transactions utilizing various hedging mechanisms including, among others, the sale to third parties of put options on our common stock, or otherwise. At December 31, 2005, we had 35.3 million shares of common stock outstanding.

During fiscal 2005, we sold put options in various private transactions covering 3.5 million shares of Company stock for $6.6 million in premiums. During fiscal 2005, put options covering 2.5 million shares of Company stock expired unexercised leaving outstanding put options covering 1 million shares outstanding (2.8% of outstanding shares at December 31, 2005) at a weighted average strike price of $40.00 per share. In February 2006, the outstanding put options covering 1 million shares expired unexercised. Accordingly, we recorded an additional $0.7 million in other income in the first quarter of fiscal 2006. The fair values of the put options of Company stock are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the put options, taking into account the consideration we received for the sale of the put options. In fiscal 2005, we recognized fair value gains of $5.9 million recorded in other income, net, of which $4.8 million was recognized on the 2.5 million previously expired and unexercised put options.

We expect to continue our policy of repurchasing our common stock from time to time, subject to the restrictions contained in our secured revolving credit facility (the "Credit Facility") with Bank of America, N.A., Wachovia Bank, N.A. and a syndicate of other financial institutions arranged by Bank of America Securities, LLC; the indenture governing the 8.25% Notes and the indenture governing the 2% Convertible Notes. Our Credit Facility permits us to repurchase shares of our common stock with no limitation if our ratio of Consolidated Senior Indebtedness to Consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") (as such terms are defined in the Credit Facility) for any rolling twelve-month period is less than 1.00 to 1. When such ratio is greater than 1.00 to 1, our Credit Facility limits our ability to repurchase shares at $15.0 million. This basket resets to $0 each time the ratio is less than 1.00 to 1. As of December 31, 2005, such ratio was 0.04 to 1. Our indentures governing the 8.25% Notes and the 2% Convertible Notes also permit us to repurchase shares of our common stock, subject to certain limitations, as long as we satisfy the conditions to such repurchase contained therein.

On June 22, 2005, we implemented the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan authorizes the issuance of up to 2,500,000 shares of our common stock. Any shares of our common stock granted as restricted stock, performance stock or other stock-based awards will be counted against the shares authorized as one and eight-tenths (1.8) shares for every one share issued in connection with such award. The 2005 Stock Incentive Plan authorizes the granting of stock options, restricted stock, performance awards and other stock-based awards to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. In accordance with the 2005 Stock Incentive Plan, our pre-existing stock incentive plans are frozen. Accordingly, we are no longer authorized to grant awards under such pre-existing plans.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, of which 75,000,000 shares are designated as common stock and 5,000,000 shares are designated as preferred stock.

On June 15, 2004, we sold 4,000,000 primary shares of common stock at a price of $37.50 per share, raising $142.5 million of net proceeds after deducting the underwriter discounts and commissions. In addition, our Board of Directors granted the underwriters a 30-day option to purchase up to 600,000 shares. The 30-day option expired unexercised on July 15, 2004. We used the net proceeds from the offering to primarily fund the acquisitions of Specialty Defense and Bianchi International in the fourth quarter of 2004.

On October 29, 2004, we completed the placement of the 2% Convertible Notes. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes provide the holders with a seven year put option and are guaranteed by most of our domestic subsidiaries on a senior subordinated basis. The 2% Convertible Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. The 2% Convertible Notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005, and ending on November 1, 2011. The 2% Convertible Notes will be subject to accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes will bear contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes will be convertible, at the bond holder's option at any time, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events: (1) stock dividends in common stock, (2) issuance of rights and warrants, (3) stock splits and combinations, (4) distribution of indebtedness, securities or assets, (5) cash distributions, (6) tender or exchange offers, and (7) repurchases of common stock. In accordance with U.S. GAAP, the 2% Convertible Notes are classified as short term debt as they can be converted at any time prior to maturity. We used a portion of the proceeds of the offering to fund the acquisition of Second Chance in July 2005, and for general corporate and working capital purposes, including the funding of capital expenditures. Funds that are not immediately used are invested in money market funds and other investment grade securities until needed.

On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of the 8.25% Notes. The 8.25% Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis. The 8.25% Notes were sold to qualified institutional investors in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. In 2004, after the completion of the private placement of the 8.25% Notes, we conducted an exchange offer pursuant to which holders of the privately placed 8.25% Notes exchanged such notes for 8.25% Notes registered under the Securities Act of 1933, as amended. The 8.25% Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. We used a portion of the funds to repay debt, acquire Simula, Inc., Hatch Imports, Inc., ODV, Inc., and Kleen-Bore, Inc., and we used the remaining proceeds of the offering to fund acquisitions and for general corporate and working capital purposes, including the funding of capital expenditures. On March 29, 2004, we completed a registered exchange offer for the 8.25% Notes and exchanged the 8.25% Notes for new 8.25% Notes that were registered under the Securities Act of 1933, as amended.

On September 2, 2003, we entered into interest rate swap agreements, which have been designated as fair value hedges as defined under SFAS 133 with a notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on our 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. Accordingly, interest rate swaps included in other assets on the Consolidated Balance Sheet decreased by $4.6 million from December 31, 2004, which reflected a decrease in the fair value of the interest rate swap agreements to $1.4 million. The corresponding decrease in the hedge liability was recorded in long-term debt. The agreements are deemed to be a perfectly effective fair value hedge, and, therefore, qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements.

On August 12, 2003, in concert with our 8.25% Note offering, we entered into the Credit Facility. The Credit Facility consists of a five-year revolving credit facility, and, among other things, provides for (i) total maximum borrowings of $60 million, (ii) a $25 million sub-limit for the issuances of standby and commercial letters of credit, (iii) a $5 million sub-limit for swing-line loans, and (iv) a $5 million sub-limit for multi-currency borrowings. All borrowings under the Credit Facility will bear interest at either (i) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%, (ii) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%, or (iii) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the Credit Facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles. On January 9, 2004, we amended our Credit Facility to broaden our ability to make additional open-market purchases of publicly-traded securities subject to certain limitations. On March 29, 2004, we amended our Credit Facility to allow us to pay dividends subject to certain limitations. On October 19, 2004, we amended our Credit Facility to allow us to subtract cash equivalents from total indebtedness in calculation of our compliance covenants. On April 14, 2005, we amended our credit agreement to amend the definition of cash equivalents to include auction rate securities held by our existing bank group. On July 26, 2005, we amended the Credit Facility to allow for advances, loans, extensions of credit to or any other investments in key suppliers of the Company in an aggregate amount not to exceed $15 million at any time outstanding for the purpose of facilitating the sale and purchase of goods and services to the Company. In addition, the amendment allows for leases or other dispositions of assets of not more than 10% of the consolidated EBITDA, as defined in the Credit Facility. At December 31, 2005, we had $53.0 million in availability under our Credit Facility, excluding $7.0 million in outstanding letters of credit.

As of December 31, 2005, we believe we were in material compliance with all of our negative and affirmative covenants contained in the Credit Facility and the indentures governing the 8.25% Notes and the 2% Convertible Notes.

Working capital was $387.2 million and $289.6 million as of December 31, 2005, and December 31, 2004, respectively. The increase in working capital is largely a function of increases in cash and cash equivalents of $50.6 million, accounts receivable of $35.3 million and inventory of $31.1 million partially offset by the increase in accounts payable of $21.4 million primarily to support the growth in demand for our force protection related products from the U.S. Department of Defense.

Net cash provided by operating activities was $134.9 million for fiscal 2005, compared to $16.9 million for fiscal 2004. Net cash provided by operating activities improved due to increased net income for fiscal 2005, and was negatively impacted due to increases in working capital in both periods. Net cash used in investing activities was $101.9 million for fiscal 2005, compared to $175.6 million for fiscal 2004. The decrease was primarily due to the purchase of Second Chance in 2005 compared to the purchases of Specialty Defense and Bianchi among others in 2004, partially offset by the purchase of equity-based securities in fiscal 2005. Net cash provided by financing activities was $19.3 million for fiscal 2005, compared to $466.1 million for fiscal 2004. The decrease in fiscal 2005 is primarily due to net cash provided by financing activities in fiscal 2004 including the issuance of the 2% Convertible Bonds and the sale of 4,000,000 shares of Company stock. We have revised our 2004 and 2003 Consolidated Statements of Cash Flow to separately disclose the operating, investing and financing portions of cash flows attributable to our discontinued operations. We had previously reported these amounts on a combined basis.

Our fiscal 2005 capital expenditures were $15.6 million. Such expenditures included additional manufacturing and office space, manufacturing machinery and equipment, leasehold improvements, information technology and communications infrastructure equipment. Our fiscal 2006 capital expenditures are expected to be approximately $30.0 million to $34.0 million.

On February 27, 2006, we announced that we signed a definitive agreement to acquire all of the outstanding stock of Stewart & Stevenson Services, Inc. ("SVC"), a leading manufacturer of military tactical wheeled vehicles including the FMTV, the U.S. Army's primary transport platform, for $35 per share in a cash merger transaction. The total value of the transaction is expected to be approximately $755 million after deducting SVC's net cash balance which was $312 million as of January 31, 2006. The transaction is subject to SVC shareholder approval, the expiration or termination of the Hart-Scott-Rodino waiting period and other customary conditions. The transaction is expected to close mid-2006. We expect to finance the transaction through available cash and with proceeds from new senior credit facilities.

On February 28, 2006, Standard & Poor's Ratings Services affirmed its B+ rating on our senior subordinated debt. Also on February 28, 2006, Moody's Investors Service announced that it will review our debt ratings for a possible downgrade on its B1 rating of our senior subordinated debt in the wake of our announcement that we have signed a definitive agreement to acquire all of the outstanding stock of SVC.

We anticipate that the cash on hand, cash generated from operations, and available borrowings under the Credit Facility will enable us to meet liquidity, working capital and capital expenditure requirements during the next 12 months. We may, however, require additional financing to pursue our strategy of growth through acquisitions, including new senior credit facilities associated with our pending acquisition of Stewart & Stevenson Services, Inc., and we are continuously exploring alternatives. If such financing is required, there are no assurances that it will be available, or if available, that it can be obtained on terms favorable to us or on a basis that is not dilutive to our stockholders.

Recently Issued Accounting Standards

On December 16, 2004, the FASB issued FAS 123R. FAS 123R revises SFAS 123 and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, FAS 123R supersedes APB 25, and amends SFAS 95. On April 14, 2005, the Securities and Exchange Commission extended the compliance date of FAS 123R from the first interim to the first annual reporting period of a company's fiscal year beginning on or after June 15, 2005. We will be required to apply the expense recognition provisions of FAS 123R beginning in the first quarter of 2006. We expect to incur approximately $1.6 million of expense in the year ended December 31, 2006, as a result of the adoption of FAS 123R.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulleting No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are to be recognized as current-period charges. SFAS 151 is effective for fiscal years beginning after June 15, 2005. SFAS 151 is not expected to have a material impact on our financial statements.

Inflation

We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our revenue or profitability. Historically, we have been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

Off Balance Sheet Arrangements

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for Company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10.0 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8.2 million. Annual rental expense related to this agreement is approximately $1.0 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2005:

	Payment Due By Period (in Thousands)				
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations	$152,340	$ 430	$ 890	$ 620	$150,400
Operating lease obligations	34,948	7,401	9,048	5,126	13,373
Other long-term liabilities	10,475	—	878	658	8,939
Total	$197,763	$7,831	$10,816	$6,404	$172,712

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

As a result of our global operating and financial activities, we are exposed to changes in raw material prices, interest rates, foreign currency exchange rates and our stock price, which may adversely affect our results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in raw material prices, interest rates, and foreign currency exchange rates through our regular operating and financing activities. We have entered into interest rate swap agreements to reduce our overall interest expense.

Market Rate Risk

The following discussion about our market rate risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security price risk as a result of the sale of put option on our Company stock.

Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relates primarily to borrowings under our $150 million senior subordinated notes, our credit facilities and our short-term monetary investments. To the extent that, from time to time, we hold short-term money market instruments, there is a market rate risk for changes in interest rates on such instruments. To that extent, there is inherent rollover risk in the short-term money market instruments as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable, because of the variability of future interest rates and business financing requirements. However, there is only a remote risk of loss of principal in the short-term money market instruments. The main risk is related to a potential reduction in future interest income.

On September 2, 2003, we entered into interest rate swap agreements in which we effectively exchanged the $150 million fixed rate 8.25% interest on the senior subordinated notes for variable rates in the notional amount of $80 million, $50 million, and $20 million at six-month LIBOR, set in arrears, plus 2.75%, 2.75%, and 2.735%, respectively. The agreements involve receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The variable interest rates are fixed semi-annually on the fifteenth day of February and August each year through maturity. The six-month LIBOR rate was 5.05% on March 10, 2006. The maturity dates of the interest rate swap agreements match those of the underlying debt. Our objective for entering into these interest rate swaps was to reduce our exposure to changes in the fair value of senior subordinated notes and to obtain variable rate financing at an attractive cost. Changes in the six-month LIBOR would affect our earnings either positively or negatively. An assumed 100 basis point increase in the six-month LIBOR would increase our interest obligations under the interest rate swaps by approximately $1.5 million for a twelve month period.

In accordance with SFAS 133, we designated the interest rate swap agreements as perfectly effective fair value hedges and, accordingly, use the short-cut method of evaluating effectiveness. As permitted by the short-cut method, the change in fair value of the interest rate swaps will be reflected in earnings and an equivalent amount will be reflected as a change in the carrying value of the swaps, with an offset to earnings. There is no ineffectiveness to be recorded. On December 31, 2005, we recorded the fair value of the interest rate swap agreements of $1.4 million and recorded the corresponding fair value adjustment to the 8.25% Notes in other assets and long-term debt sections of the Consolidated Balance Sheets, respectively.

We are exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal. We do not hold or issue interest rate swap agreements or other derivative instruments for trading purposes.

Foreign Currency Exchange Rate Risk. The majority of our business is denominated in U.S. dollars. There are costs associated with our operations in foreign countries that require payments in the local currency. Where appropriate and to partially manage our foreign currency risk related to those payments, we receive payment from customers in local currencies in amounts sufficient to meet our local currency obligations. We do not use derivatives or other financial instruments to hedge foreign currency risk.

Marketable Security Price Risk. At December 31, 2005, our marketable securities had a fair value of $28.6 million, including an unrealized loss of $2.5 million. The estimated loss in the fair value resulting from a hypothetical 10% decrease in the price would have been $2.9 million.

Since the securities are classified as "available-for-sale," adjustments to fair value of a temporary nature are reported in accumulated other comprehensive loss, and would not impact our results of operations or cash flows until such time that the securities are sold or that the impairment is determined to be other than temporary in nature.

Stock Price Risk. The fair values of the put options of Company stock are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the put options, taking into account the consideration we received for the sale of the put options. As our stock price fluctuates the value of these contracts also fluctuates. For fiscal 2005, we incurred a fair value gain of $5.9 million, recorded in other income, net, of which $4.8 million was recognized on the 2.5 million previously expired and unexercised put options. In February 2006, the outstanding put options covering 1 million shares expired unexercised. Accordingly, we recorded an additional $0.7 million in other income in the first quarter of fiscal 2006.

Risks Associated With International Operations

We do business in numerous countries, including emerging markets in South America. We have invested resources outside of the United States and plan to continue to do so in the future. Our international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business, but periodically analyze the need for and cost associated with this type of policy. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

FINANCIAL STATEMENTS

Management's Annual Report On Internal Control Over Financial Reporting

Management of Armor Holdings, Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. GAAP.

As of the end of the Company's 2005 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2005, is effective.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Attestation Report of Registered Public Accounting Firm

PricewaterhouseCoopers LLP, our independent registered certified public accounting firm that audited the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2005, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, as stated in their report which appears on pages F28–F29.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during the periods covered by this Annual Report.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Changes in Internal Controls Over Financial Reporting

Our management, including Warren B. Kanders, Chairman and Chief Executive Officer, and Glenn J. Heiar, Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures, which are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable Securities and Exchange Commission rules and forms, were effective. Furthermore, our management including our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to allow timely decisions regarding required disclosure.

Our management, including our Chairman and Chief Executive Officer and Chief Financial Officer, has also evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth fiscal quarter covered by this annual report.

Management's annual report on internal control over financial reporting and the attestation report of our independent auditors are contained on pages F26 and F28–F29, respectively, of this Annual Report.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATIONS

The certifications by the Chief Executive Officer and the Chief Financial Officer of Armor Holdings, Inc., required by Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2005 Annual Report on Form 10-K. The 2004 Annual Chief Executive Officer Certification of Armor Holdings, Inc. required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the Chief Executive Officer was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Armor Holdings, Inc.:

We have completed integrated audits of Armor Holdings, Inc.'s December 31, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its December 31, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements appearing on pages F30 to F77 present fairly, in all material respects, the financial position of Armor Holdings, Inc. and its subsidiaries ("the Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Managements Annual Report on Internal Control Over Financial Reporting appearing on page F26 of this report, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Jacksonville, Florida
March 14, 2006

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and December 31, 2004
(In Thousands, Except for Share Data)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 471,841	$ 421,209
Accounts receivable (net of allowance for doubtful accounts of $6,763 and $3,077)	211,281	174,559
Costs and earned gross profit in excess of billings	843	893
Inventories	210,517	176,208
Prepaid expenses and other current assets	38,087	46,935
Total current assets	932,569	819,804
Property and equipment (net of accumulated depreciation of $37,041 and $27,917)	79,929	77,307
Goodwill (net of accumulated amortization of $4,024 and $4,024)	273,696	262,013
Patents, licenses and trademarks (net of accumulated amortization of $15,256 and $6,830)	130,620	112,459
Other assets	46,048	20,768
Total assets	$1,462,862	$1,292,351
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 430	$ 621
Short-term debt	344,274	343,756
Accounts payable	90,963	69,601
Accrued expenses and other current liabilities	100,924	107,247
Income taxes payable	8,767	9,001
Total current liabilities	545,358	530,226
Long-term debt, less current portion	151,910	156,751
Other long-term liabilities	10,475	1,951
Deferred income taxes	44,537	38,227
Total liabilities	752,280	727,155
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 75,000,000 shares authorized; 41,347,628 and 40,133,870 issued; 35,287,406 and 34,073,648 outstanding at December 31, 2005 and December 31, 2004, respectively	415	402
Additional paid-in capital	525,890	504,809
Retained earnings	257,991	125,481
Accumulated other comprehensive (loss) income	(1,397)	6,821
Treasury stock	(72,317)	(72,317)
Total stockholders' equity	710,582	565,196
Total liabilities and stockholders' equity	$1,462,862	$1,292,351

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2005, 2004 and 2003
(In Thousands, Except for Per Share Data)

	December 31, 2005	December 31, 2004	December 31, 2003
Revenues:			
Aerospace & Defense	$1,188,598	$605,398	$ 91,673
Products	308,878	249,765	193,960
Mobile Security	139,454	124,520	79,539
Total revenues	1,636,930	979,683	365,172
Costs and Expenses:			
Cost of revenues	1,248,596	714,192	253,586
Cost of vest exchange program / warranty revision	19,900	5,000	—
Selling, general and administrative expenses	139,304	100,261	62,795
Amortization	8,627	4,255	489
Integration	3,669	2,558	2,054
Other charges	1,200	7,702	10,519
Operating Income	215,634	145,715	35,729
Interest expense, net	6,281	6,776	4,012
Other (income) expense, net	(4,025)	1,945	508
Income From Continuing Operations Before Provision for Income Taxes	213,378	136,994	31,209
Provision for Income Taxes	80,868	56,417	14,203
Income From Continuing Operations	132,510	80,577	17,006
Discontinued Operations (Note 2):			
Loss From Discontinued Operations, Net of Income Tax Benefit	—	(38)	(6,120)
Net Income	$ 132,510	$ 80,539	$ 10,886
Net Income Per Common Share – Basic			
Income From Continuing Operations	$ 3.83	$ 2.56	$ 0.61
Loss From Discontinued Operations	0.00	0.00	(0.22)
Basic Income Per Share	$ 3.83	$ 2.56	$ 0.39
Net Income Per Common Share – Diluted			
Income From Continuing Operations	$ 3.70	$ 2.44	$ 0.59
Loss From Discontinued Operations	0.00	0.00	(0.21)
Diluted Income Per Share	$ 3.70	$ 2.44	$ 0.38
Weighted Average Shares – Basic	34,602	31,419	28,175
Weighted Average Shares – Diluted	35,822	33,025	28,954

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2005, 2004 and 2003
(In Thousands)

	Common Stock		Additional	Retained	Accumulated Other	Treasury	
	Shares	Par Value	Paid-in Capital	Earnings	Comprehensive (Loss) Income	Stock	Total
Balance, December 31, 2002	29,457	$336	$307,487	$ 34,056	($ 4,169)	($ 49,633)	$288,077
Exercise of stock options and distribution of stock awards	743	8	9,028				9,036
Tax benefit from exercises of options			1,136				1,136
Extension of stock options related to termination of former Chief Executive Officer			809				809
Repurchase of stock	(1,923)					(22,684)	(22,684)
Comprehensive income:							
Net income				10,886			10,886
Sale of ArmorGroup					3,231		3,231
Foreign currency translation adjustments					4,874		4,874
Total comprehensive income							18,991
Balance, December 31, 2003	28,277	344	318,460	44,942	3,936	(72,317)	295,365
Exercise of stock options and distribution of stock awards	1,797	18	40,582				40,600
Tax benefit from exercises of stock options			4,646				4,646
Issuance of common stock	4,000	40	141,121				141,161
Comprehensive income:							
Net income				80,539			80,539
Foreign currency translation adjustments, net of taxes of $642					2,885		2,885
Total comprehensive income							83,424
Balance, December 31, 2004	34,074	402	504,809	125,481	6,821	(72,317)	565,196
Exercise of stock options and distribution of stock awards	1,213	13	16,289				16,302
Tax benefit from exercises of stock options			4,792				4,792
Comprehensive income:							
Net income				132,510			132,510
Foreign currency translation adjustments, net of taxes of ($728)					(5,022)		(5,022)
Minimum pension liability adjustment, net of taxes of $403					(712)		(712)
Unrealized loss on equity investment					(2,484)		(2,484)
Total comprehensive income							124,292
Balance, December 31, 2005	35,287	$415	$525,890	$257,991	$(1,397)	$(72,317)	$710,582

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
Years Ended December 31, 2005, 2004 and 2003
(In Thousands)

	Year Ended		
	December 31, 2005	December 31, 2004	December 31, 2003
		(Revised – See Note 17)	
Cash Flows From Operating Activities:			
Income from continuing operations	$ 132,510	$ 80,577	$ 17,006
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	22,408	15,051	7,608
Loss on disposal of fixed assets	934	864	327
Deferred income taxes	(3,411)	4,006	5,025
Non-cash termination charge	—	1,408	2,093
Non-cash restricted stock charges	—	6,294	7,266
Non-cash SERP expense	2,427	—	—
Fair value gain on put options	(5,905)	—	—
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(35,340)	(90,496)	(995)
Increase in inventories	(31,135)	(73,106)	(2,501)
Decrease (increase) in prepaid expenses and other assets	23,541	(22,075)	(2,381)
Increase in accounts payable, accrued expenses and other current liabilities	24,288	77,418	17,060
Increase in income taxes payable	4,558	17,324	361
Net cash provided by operating activities from continuing operations	134,875	17,265	50,869
Net cash used in operating activities from discontinued operations	—	(407)	(6,429)
Net cash provided by operating activities	134,875	16,858	44,440
Cash Flows From Investing Activities:			
Purchase of property and equipment	(15,593)	(19,419)	(8,684)
Purchase of patents and trademarks	(1,053)	(112)	(185)
Purchase of equity investment	(31,082)	(5,275)	—
Proceeds from sale of equity investment	—	5,823	—
Purchase of short-term investment securities	(754,300)	(286,430)	(143,400)
Proceeds from sales of short-term investment securities	754,300	286,430	143,400
Collection of note receivable	—	2,175	—
Financing lease receivable	(1,187)	—	—
Decrease (increase) in restricted cash	—	2,600	(2,600)
Sale of businesses, net of cash disposed	—	125	31,361
Additional cash received from sale of business	300	—	—
Additional consideration for purchased businesses	(6,528)	(2,808)	(1,026)
Purchase of businesses, net of cash acquired	(46,805)	(158,442)	(90,512)
Net cash used in investing activities from continuing operations	(101,948)	(175,333)	(71,646)
Net cash used in investing activities from discontinued operations	—	(263)	(8,227)
Net cash used in investing activities	(101,948)	(175,596)	(79,873)
Cash Flows From Financing Activities:			
Proceeds from the exercise of stock options	18,902	25,192	8,471
Proceeds from sale of put options	6,614	—	—
Proceeds from the issuance of common stock	—	142,500	—
Cash paid for common stock offering costs	—	(1,339)	—
Taxes paid for withheld shares on restricted stock issuances	(5,642)	(2,585)	(17)
Repurchases of treasury stock	—	—	(22,684)
Cash paid for financing costs	—	(6,156)	(4,599)
Borrowings of short-term debt	—	341,550	—
Borrowings of long-term debt	—	—	148,278
Repayments of long-term debt	(585)	(34,516)	(1,688)
Borrowings under line of credit	13,649	24,588	31,830
Repayments under line of credit	(13,635)	(23,049)	(32,098)
Net cash provided by financing activities from continuing operations	19,303	466,185	127,493
Net cash used in financing activities from discontinued operations	—	(125)	(228)
Net cash provided by financing activities	19,303	466,060	127,265
Effect of exchange rate changes on cash and cash equivalents	(1,598)	1,961	3,543
Net Increase in Cash and Cash Equivalents	50,632	309,283	95,375
Cash and Cash Equivalents, Beginning of Period	421,209	111,926	16,551
Cash and Cash Equivalents, End of Period	$ 471,841	$ 421,209	$ 111,926
Cash and Cash Equivalents, End of Period			
Continuing Operations	$ 471,841	$ 421,209	$ 111,850
Discontinued Operations	—	—	76
	$ 471,841	$ 421,209	$ 111,926

The accompanying notes are an integral part of these consolidated financial statements.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Background and Summary of Significant Accounting Policies

The Company and nature of business. Armor Holdings, Inc. and its wholly-owned subsidiaries (the "Company", "we", "our", "us") is a leading manufacturer and provider of armored military and commercial vehicles, armor kits for the retrofit of military vehicles, protective and security products for military and law enforcement personnel, aircraft armor, aircraft safety products, survivability equipment used by military aviators and other personnel protection technologies. Our customers include domestic and international military, law enforcement, security and corrections personnel and government agencies, multinational corporations and individuals.

We are organized and operating under three business segments: the Aerospace & Defense Group, the Products Group and the Mobile Security Division. ArmorGroup Services Division (the "Services Division") has been classified as discontinued operations. The amounts disclosed in the footnotes are related to continuing operations unless otherwise indicated.

Continuing Operations

Aerospace & Defense Group. The Aerospace & Defense Group supplies human safety and survival systems to the U.S. military and major aerospace and defense prime contractors. Our core markets are land, marine and aviation safety and military personnel protection. The most significant business within the Aerospace & Defense Group is armoring a variety of light, medium and heavy tactical wheeled vehicles for the military. We also provide spare parts and logistical and field support services for Up-Armored High Mobility Multi-purpose Wheeled Vehicles ("HMMWVs," commonly known as the Humvee) previously shipped by us as well as blast and ballistic protection kits for the standard HMMWV which are installed in the field. Additionally, we develop ballistic and blast protected armored and sealed truck cabs for other military tactical wheeled vehicles. For example, we design, develop and manufacture armor systems for a variety of military vehicles, including such platforms as the Heavy Expanded Mobility Tactical Truck ("HEMTT"), Palletized Load System ("PLS"), Heavy Equipment Transporter ("HET"), M915, Armored Security Vehicle ("ASV") and the Family of Medium Tactical Vehicles ("FMTV").

The Aerospace & Defense Group develops and supplies personnel equipment, including Small Arms Protective Inserts ("SAPI") and other engineered ceramic body armor, helmets, and other protective and duty equipment. Our products include, among others, Modular Lightweight Load-Carrying Equipment ("MOLLE") systems, Outer Tactical Vests ("OTVs") and Advance Combat Helmets. We are currently the largest supplier of MOLLE systems for the U.S. Army, which is a modular rucksack that can be configured in a number of ways depending on the needs of the military mission. We also manufacture OTVs which, when used with SAPI plates, provide enhanced protection against bullets, mines, grenades and mortar and artillery shells. SAPI plates have been adopted by the U.S. military as a key element of the protective equipment worn by U.S. troops.

The Aerospace & Defense Group develops and sells military helicopter seating systems, helicopter cockpit airbag systems, aircraft armor kits, emergency bailout parachutes and survival equipment worn by military aircrew. The primary customers for these products are the U.S. Army, U.S. Navy, U.S. Marine Corps, Boeing and Sikorsky Aircraft and other major aircraft manufacturers.

Products Group. Our Products Group, previously referred to as the Armor Holdings Products Division, manufactures and sells a broad range of high quality equipment marketed under brand names that are known in the military and law enforcement communities. Products manufactured by this group include concealable and tactical body armor, hard armor, duty gear, less-lethal munitions, anti-riot products, police batons, emergency lighting products, forensic products, firearms accessories, weapon maintenance products, foldable ladders, backpacks and specialty gloves.

Mobile Security Division. Our Mobile Security Division, operating under the brand name CENTIGON™, manufactures, services, and integrates certified armoring systems into commercial vehicles, to protect against varying degrees of ballistic and blast threats on a global basis. We armor a variety of platforms that are available commercially, including custom limousines, sedans, sport utility vehicles, commercial trucks and cash-in-transit vehicles. Our customers in this business include U.S. federal law enforcement, intelligence and diplomatic agencies, foreign heads of state, multinational corporations, as well as high net worth individuals and cash-in-transit operators.

Discontinued Operations

On June 30, 2004, our litigation support services subsidiary, New Technology Armor, Inc. ("NTI"), was the last remaining business in discontinued operations. On July 2, 2004, we sold the security consulting division of NTI. The remaining division in NTI, consisting primarily of training services, is included as part of the Products Group segment.

On November 26, 2003, we announced that we completed the sale of ArmorGroup, our security service division, for $33.7 million in consideration to a group of private investors led by Granville Baird Capital Partners of London, England and Management. We received $31.4 million in cash at closing and a note receivable of $2.3 million, which we collected in full in fiscal 2004.

On April 17, 2003, we announced that we had completed the sale of our ArmorGroup Integrated Systems business through the sale of 100% of the stock of ArmorGroup Integrated Systems, Inc. and Low Voltage Systems Technologies, Inc. to Aerwav Integration Services, Inc. ("AIS"), a wholly owned subsidiary of Aerwav Holdings, LLC.

Significant Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In consolidation, all inter-company balances and transactions have been eliminated. Results of operations of companies acquired in transactions accounted for under the purchase method of accounting are included in the financial statements from the date of the acquisition.

Cash and cash equivalents. We consider all highly liquid investments purchased with maturities of three months or less, at date of purchase, to be cash equivalents.

Concentration of credit risk. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We maintain our cash and cash equivalents with what we believe to be various high quality banks. During the year, we make periodic investments in AAA rated auction rate securities, which are held in these same banks. There were no investments in auction rate securities at December 31, 2005 or 2004. Amounts held in individual banks exceed federally insured amounts. Our accounts receivable consist of amounts due from customers and distributors located throughout the world. International product sales generally require cash in advance or confirmed letters of credit on U.S. banks. We maintain reserves for potential credit losses. As of December 31, 2005 and 2004, management believes that we have no significant concentrations of credit risk excluding the U.S. military.

Inventories. Inventories are stated at the lower of cost or market determined on the average cost method.

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value at December 31, 2005 and 2004. The fair value of debt was estimated based on quoted market prices. See the table below for the carrying amount and fair value of our public debt as at December 31, 2005 and 2004, respectively.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
8.25% Senior Subordinated Notes due 2013	$148,099	$161,250	$147,850	$168,000
2.00% Senior Subordinated Convertible Notes due November 1, 2024	341,751	341,550	341,579	396,384
	$489,850	$502,800	$489,429	$564,384

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedge Activities" ("SFAS 133") as amended. All derivative instruments are recorded on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions in which we hedge changes in an asset's, liability's, or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. Put options on Company stock are marked to market through the Consolidated Statement of Operations at the end of each period.

Property and equipment. Property and equipment are carried at cost less accumulated depreciation. Upon disposal of property and equipment, the appropriate accounts are reduced by the related cost and accumulated depreciation. The resulting gains and losses are reflected in consolidated earnings. Depreciation is computed using the straight-line method over the estimated lives of the related assets as follows:

Buildings and improvements	5 – 39 years
Machinery and equipment	3 – 7 years

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill and other intangible assets are stated on the basis of cost. The $220.9 million in goodwill resulting from acquisitions made by us subsequent to June 30, 2001, was immediately subjected to the non-amortization provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). (See also Impairment below). The purchase method of accounting for business combinations requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is tested for impairment annually, or when a possible impairment is indicated, using the fair value based test prescribed by SFAS 142. We performed our annual assessment of goodwill and determined that no impairment existed as of June 30, 2005.

Patents, licenses and trademarks. Patents, licenses and trademarks were primarily acquired through acquisitions accounted for by the purchase method of accounting. Such assets are amortized on a straight-line basis over their useful lives. Certain of these assets with indefinite lives are not amortized. See Note 5 for information on our identified intangible assets.

Impairment. Long-lived assets, including certain identifiable intangibles and goodwill are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable including, but not limited to, a deterioration of profits for a business segment that has long-lived assets, and when other changes occur which might impair recovery of long-lived assets. The method used to determine the existence of an impairment would be discounted operating cash flows estimated over the remaining useful lives of the related long-lived asset or asset groups. Impairment is measured as the difference between fair value and the unamortized cost at the date an impairment is determined. Management has reviewed our long-lived stock. We have elected to continue to account for employee stock compensation plans under APB 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. Restricted stock awards are generally recorded as compensation expense using fixed accounting over the vesting periods based on the market value on the date of grant except in situations where provisions of the agreements allow for acceleration of vesting upon a certain event. If the event occurs, this may result in an acceleration of vesting and recognition of associated expense.

If compensation cost for stock option grants had been determined based on the fair value on the grant dates for fiscal 2005, 2004 and 2003 consistent with the method prescribed by SFAS 123, our net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2005	2004	2003
	(In Thousands, Except Per Share Data)		
Net income as reported	$132,510	$80,539	$10,886
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37,305)	(6,717)	(4,157)
Add: Employee compensation expense for modification of stock option awards included in report net income, net of income taxes	118	57	506
Pro-forma net income	$ 95,323	$73,879	$ 7,235
Earnings per share:			
Basic – as reported	$ 3.83	$ 2.56	$ 0.39
Basic – pro forma	$ 2.75	$ 2.35	$ 0.26
Diluted – as reported	$ 3.70	$ 2.44	$ 0.38
Diluted – pro forma	$ 2.66	$ 2.24	$ 0.25

$15.3 million of the stock-based employee compensation expense determined under the fair value method for fiscal 2005 is related to accelerated vesting of certain existing stock options and $22.0 million is related to certain stock options issued in fiscal 2005.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123, "Share Based Payment (revised 2004)" ("FAS 123R"). FAS 123R revises SFAS 123 and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, FAS 123R supersedes APB 25, and amends FASB Statement No. 95, "Statement of Cash Flows" ("SFAS 95"). On April 14, 2005, the Securities and Exchange Commission extended the compliance date of FAS 123R from the first interim to the first annual reporting period of a company's fiscal year beginning on or after June 15, 2005. We will be required to apply the expense recognition provisions of FAS 123R beginning in the first quarter of 2006. We expect to incur approximately $1.6 million of expense in the year ended December 31, 2006, as a result of the adoption of FAS 123R.

Discontinued Operations. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), a component classified as held for sale is reported in discontinued operations when the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement for current and prior periods reports the results of operations

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

of the component, including any estimated impairment gain or loss recognized in accordance with SFAS 144 paragraph 37, in discontinued operations. The results of discontinued operations, less applicable income tax expense (benefit), is reported as a separate component of income before extraordinary items and the cumulative effect of accounting changes (if applicable). The assets and liabilities of a disposal group classified as held for sale are presented separately in the asset and liability sections, respectively, of the statement of financial position. We had no discontinued operations at December 31, 2005 or 2004. See Note 2 for information related to discontinued operations during 2003 and the first half of 2004.

Reclassifications. Certain reclassifications have been made to the 2004 and 2003 financial statements in order to conform to the presentation adopted for 2005. These reclassifications had no effect on net income or retained earnings.

Recent accounting pronouncements.

On December 16, 2004, the FASB issued FAS 123R. FAS 123R revises SFAS 123 and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, FAS 123R supersedes APB 25, and amends SFAS 95. On April 14, 2005, the Securities and Exchange Commission extended the compliance date of FAS 123R from the first interim to the first annual reporting period of a company's fiscal year beginning on or after June 15, 2005. We will be required to apply the expense recognition provisions of FAS 123R beginning in the first quarter of 2006. We expect to incur approximately $1.6 million of expense in the year ended December 31, 2006, as a result of the adoption of FAS 123R.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulleting No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) are to be recognized as current-period charges. SFAS 151 is effective for fiscal years beginning after June 15, 2005. SFAS 151 is not expected to have a material impact on our financial statements.

2. Discontinued Operations

See Note 1 for information related to discontinued operations. The following is a summary of the operating results of the discontinued operations for the years ended December 31, 2004 and 2003. There were no discontinued operations in the year ended December 31, 2005.

	December 31, 2004	December 31, 2003
	(In Thousands)	
Revenue	$1,733	$ 95,124
Cost of revenues	697	66,780
Gross profit	1,036	28,344
Selling, general and administrative expenses	821	19,910
Charge for impairment of long-lived assets	—	21,535
Integration	—	776
Operating income (loss)	215	(13,877)
Interest expense, net	2	16
Other expense, net	273	479
Loss from discontinued operations before income tax benefit	(60)	(14,372)
Income tax benefit	(22)	(8,252)
Loss from discontinued operations	$ (38)	$ (6,120)

3. Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income, net of tax (benefit) expense of $(325,000) and $642,000 as of December 31, 2005 and 2004, respectively, are listed below:

	December 31, 2005	December 31, 2004
	(In Thousands)	
Foreign currency translations, net of tax	$ 1,799	$6,821
Minimum pension liability adjustment, net of tax	(712)	—
Unrealized loss on equity investment	(2,484)	—
Accumulated other comprehensive (loss) income	$(1,397)	$6,821

4. Business Combinations

We have completed numerous purchase business combinations for cash and/or shares of our common stock and assumption of liabilities in certain cases. In the three years ended December 31, 2005, the following acquisitions were completed:

	Total Consideration	Shares Issued	Value of Shares
	(In Thousands, Except Shares Issued)		
2005			
Aggregate 2005 acquisitions, net of cash (1)	$ 46,992	—	—
Additional purchase price paid/issued for deferred consideration	6,528	—	—
	$ 53,520	—	—
2004			
Aggregate 2004 acquisitions, net of cash (2)	$158,442	—	—
Additional purchase price paid/issued for deferred consideration/repayment of debt	2,808	—	—
	$161,250	—	—
2003			
Aggregate 2003 acquisitions, net of cash (3)	$ 90,512	—	—
Additional purchase price paid/issued for acquisition earnouts	1,026	—	—
	$ 91,538	—	—

(1) Includes Second Chance Body Armor, Inc. and Optemize.com, Inc.

(2) Includes Vector Associates, Inc. (dba ODV, Inc.), Kleen-Bore, Inc., The Specialty Group, Inc. (aka "Specialty Defense"), and Bianchi International.

(3) Includes Simula, Inc. and Hatch Imports, Inc.

2005 Acquisitions

On July 27, 2005, we acquired substantially all of the domestic assets of Second Chance Body Armor, Inc. ("Second Chance") for $45 million in cash. Transaction costs for Second Chance included $187,000 of non-cash equity compensation to a corporate development consultant. Second Chance manufactures concealable and tactical body armor for the law enforcement and military markets worldwide. The Second Chance law enforcement business is included in the Products Group and their military business is included in the Aerospace & Defense Group. As a result of the Second Chance

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

acquisition, we expect to: (1) strengthen our position as a leading supplier of body armor to the law enforcement and military markets; (2) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (3) offer opportunities for cost reduction through integration savings and rationalization of operations.

The acquisitions were accounted for as purchase business combinations, and accordingly, the results of operations were included in our financial statements after the acquisition date. The costs to acquire substantially all of the assets of Second Chance and Optemize.com, Inc., acquired during the year ended December 31, 2005, have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

	2005
	(In Thousands)
Working capital, net of cash	$ 7,928
Property and equipment	2,677
Other long-term assets	16
Customer-related intangibles	5,160
Technology-related intangibles	4,761
Marketing-related intangibles	18,966
Goodwill (Deductible)	7,484
	$46,992

The customer-related intangible assets relate to acquired customer relationships and are being amortized over an eighteen-year weighted-average useful life on a straight-line basis. The technology-related intangible assets relate to certain acquired patents and are being amortized over an eight-year weighted-average useful life on a straight-line basis. The marketing-related intangible assets relate to acquired trade names and trademarks and have an indefinite useful life. The goodwill acquired in the acquisitions of Second Chance and Optemize.com, Inc. is deductible for tax purposes.

2004 Acquisitions

On November 18, 2004, we acquired all of the outstanding stock of Specialty Defense for $92 million in cash, which includes the assumption of certain outstanding debt. As a result of the Specialty Defense acquisition, we expect to: (1) strengthen our position as a leading mid-tier defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) combine Specialty Defense's high volume manufacturing capacity and their established reputation as a leader in MOLLE systems, OTVs and Warrior Helmets, with some of our existing proprietary technology to compete aggressively in solicitation for vests; (4) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (5) offer opportunities for cost reduction through integration savings and rationalization of operations.

On December 30, 2004, we acquired all of the outstanding stock of Bianchi International, Inc. ("Bianchi") for $60 million in cash. Bianchi is a manufacturer and supplier of duty and concealment holsters, belts and accessories under the Bianchi® brand name used primarily by law-enforcement, private security and military personnel. A supplier of the SPEAR rucksack system for U.S. Special Operations Forces, Bianchi is also a market leader in medium and large technical internal frame backpacks and high-end daypacks, satchels and carrying cases under the Gregory® brand name. Bianchi has been included in the Products Group.

As a result of the Bianchi acquisition, we expect to: (1) strengthen our position as a leading supplier of holsters, belts and accessories; (2) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (3) offer opportunities for cost reduction through integration savings and rationalization of operations.

The acquisitions were accounted for as purchase business combinations, and accordingly, the results of operations were included in our financial statements after the acquisition date. The costs to acquire Specialty Defense, Bianchi and other businesses acquired during the year ended December 31, 2004, have been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

	Specialty Defense	Bianchi	Other Acquisitions	Total
		(In Thousands)		
Working capital, net of cash	$ 15,801	$ 5,604	$(1,213)	$ 20,192
Property and equipment	7,860	1,033	15	8,908
Other long-term assets	541	32	—	573
Assumed notes payable	(983)	—	—	(983)
Deferred tax liability	(14,170)	(13,098)	—	(27,268)
Customer-related intangibles	12,200	19,671	185	32,056
Technology-related intangibles	1,900	2,777	—	4,677
Marketing-related intangibles	16,300	15,830	2,084	34,214
Goodwill	50,243	28,528	7,302	86,073
	$ 89,692	$ 60,377	$ 8,373	$158,442

The customer-related intangible assets relate to acquired customer relationships and are being amortized over a twelve-year weighted-average useful life on a straight-line basis. The technology-related intangible asset relates to certain acquired patents and is being amortized over an eight-year weighted-average useful life on a straight-line basis. The marketing-related intangible asset relates to acquired trade names and trademarks and has an indefinite useful life. The goodwill acquired in the acquisitions of Specialty Defense and Bianchi is not deductible for tax purposes. The goodwill acquired for other businesses acquired during the year ended December 31, 2004, is tax deductible.

2003 Acquisitions

On December 9, 2003, we acquired all of the outstanding stock of Simula, for approximately $84.8 million in cash including transaction costs. Simula is a safety technology company that supplies human safety and survival systems to all branches of the United States military, major aerospace and defense prime contractors. Its core markets are military aviation safety, military personnel safety, and land and marine safety. Simula is a provider of military helicopter seating systems, aircraft and land vehicle armor systems, protective equipment for military personnel and technologies used to protect humans in a variety of life-threatening or catastrophic situations. As part of the acquisition of Simula, we assumed their 8% Senior Subordinated Convertible Notes. In January 2004, we paid $31.1 million as repayment of these notes plus accrued interest thereon.

As a result of the Simula acquisition, we expect to: (1) strengthen our position as a leading mid-tier defense and security industry consolidator through increased scale and scope; (2) increase our relevance to Department of Defense customers and programs; (3) diversify our business mix by adding fixed-wing and rotorcraft crashworthy seating; (4) combine body armor capabilities of Simula and PROTECH, one of our subsidiaries, supplementing our position in the SAPI market; (5) achieve cross-selling opportunities by leveraging our global sales force and relationships; and (6) offer opportunities for cost reduction through integration savings and rationalization of operations.

The Simula acquisition was accounted for as a purchase business combination, and accordingly, the results of operations were included in our financial statements after December 9, 2003. The cost to acquire Simula has been allocated to the assets acquired and liabilities assumed according to their estimated fair values at the time of the acquisition as follows:

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

	(In Thousands)
Working capital	$ 5,027
Property and equipment	5,360
Other long-term assets	434
Assumed note payable	(31,135)
Assumed long-term liabilities	(1,704)
Customer-related intangible	25,140
Technology-related intangible	8,814
Goodwill (Deductible)	72,816
	$ 84,752

The customer-related intangible asset relates to acquired customer relationships and is being amortized over a 14-year weighted-average useful life on a straight-line basis. The technology-related intangible asset relates to certain acquired technology and is being amortized over an eight-year weighted-average useful life on a straight-line basis.

Unaudited Pro forma Results. Businesses acquired are included in consolidated results from the date of acquisition. Pro forma results of the 2005 acquisition of Optemize.com, Inc.; the 2004 acquisitions of Vector Associates, Inc. (dba ODV, Inc.) and Kleen-Bore, Inc.; and the 2003 acquisition of Hatch Imports, Inc. are not presented, as they would not differ by a material amount from actual results. The following unaudited pro forma consolidated results are presented to show the results on a pro forma basis as if the 2005 acquisition of Second Chance, the 2004 acquisitions of Specialty Defense and Bianchi and the 2003 acquisition of Simula had been made as of January 1, 2003:

	2005	2004	2003
	(In Thousands, Except Per Share Data)		
Revenues	$1,657,809	$1,147,430	$569,245
Net income from continuing operations	$ 127,139	$ 80,268	$ 11,700
Basic earnings per share from continuing operations	$ 3.67	$ 2.41	$ 0.36
Diluted earnings per share from continuing operations	$ 3.55	$ 2.30	$ 0.36

The pro forma results were negatively impacted by the acquisition of Second Chance, which was purchased out of bankruptcy and had experienced legal and financial troubles.

5. Goodwill and Identified Intangible Assets

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment at least annually or more often if indicators of impairment arise. The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004, are as follows:

	Aerospace & Defense	Products	Mobile Security	Corporate	Total
		(In Thousands)			
Balance at December 31, 2003	$104,949	$ 64,405	$6,353	$ —	$175,707
Goodwill acquired during year	50,243	35,830	—	—	86,073
Finalization of purchase price allocation	(879)	925	—	—	46
Foreign currency translation and other adjustments	—	132	55	—	187
Balance at December 31, 2004	154,313	101,292	6,408	—	262,013
Goodwill acquired during year	—	5,841	—	1,643	7,484
Finalization of purchase price allocation	1,459	2,842	150	—	4,451
Foreign currency translation and other adjustments	—	(184)	(68)	—	(252)
Balance at December 31, 2005	$155,772	$109,791	$6,490	$1,643	$273,696

The purchase price allocations for the acquisitions of Bianchi International and Specialty Defense, acquired in the fourth quarter of 2004, were completed during 2005.

Included in patents, licenses and trademarks in the accompanying Consolidated Balance Sheets are the following intangible assets as of December 31, 2005 and 2004:

	Customer Relationships	Technology	Marketing	Total
		(In Thousands)		
Gross amount at December 31, 2005	$60,351	$20,070	$65,455	$145,876
Accumulated amortization	(8,769)	(3,608)	(2,879)	(15,256)
Net amount at December 31, 2005	$51,582	$16,462	$62,576	$130,620
Gross amount at December 31, 2004	$58,454	$14,711	$46,124	$119,289
Accumulated amortization	(2,796)	(1,461)	(2,573)	(6,830)
Net amount at December 31, 2004	$55,658	$13,250	$43,551	$112,459

Included in Marketing are approximately $60.6 million and $41.2 million of marketing-related intangible assets that have indefinite lives as of December 31, 2005 and 2004, respectively.

We anticipate recording related amortization expense of the following in future periods:

Year	(In Thousands)
2006	$ 8,852
2007	8,852
2008	8,820
2009	7,635
2010	5,291
Thereafter	30,602
	$70,052

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

6. Inventories

The components of inventory as of December 31, 2005 and 2004, are as follows:

	2005	2004
	(In Thousands)	
Raw materials	$127,465	$ 97,528
Work-in-process	48,900	51,137
Finished goods	34,152	27,543
	$210,517	$176,208

7. Property and Equipment

Property and equipment as of December 31, 2005 and 2004, are summarized as follows:

	2005	2004
	(In Thousands)	
Land	$ 5,315	$ 6,096
Buildings and improvements	45,398	39,308
Machinery and equipment	63,978	53,947
Construction in process	2,279	5,873
Total	116,970	105,224
Accumulated depreciation	(37,041)	(27,917)
	$ 79,929	$ 77,307

Depreciation expense for the years ended December 31, 2005, 2004 and 2003, was approximately $11,779,000, $9,645,000 and $5,719,000, respectively.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2005 and 2004, are summarized as follows:

	2005	2004
	(In Thousands)	
Accrued expenses	$ 75,505	$ 69,494
Vest exchange program / warranty revision accrual (See Note 23)	18,511	1,375
Customer deposits	5,837	32,317
Deferred consideration for acquisitions	1,071	4,061
	$100,924	$107,247

9. Short and Long Term Debt

Short Term Debt

	2005	2004
	(In Thousands)	
2% Convertible Notes (a)	$341,751	$341,579
Credit facility – Colombia (b)	1,565	2,177
Credit facility – Brazil (c)	958	—
	$344,274	$343,756

(a) On October 29, 2004, we completed the placement of $300 million aggregate principal amount of 2.00% Senior Subordinated Convertible Notes due November 1, 2024 ("2% Convertible Notes"). On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 22). The 2% Convertible Notes were initially rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. The 2% Convertible Notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The 2% Convertible Notes will be subject to accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes will bear contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. The 2% Convertible Notes will be convertible, at the bond holder's option, at any time prior to maturity, initially at a conversion rate of 18.5151 shares of our common stock per $1,000 principal amount of notes, which is the equivalent conversion price of approximately $54.01 per share, subject to adjustment. Upon conversion, we will satisfy our conversion obligation with respect to the accreted principal amount of the notes to be converted in cash, with any remaining amount to be satisfied in shares of our common stock. The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events: (1) stock dividends in common stock, (2) issuance of rights and warrants, (3) stock splits and combinations, (4) distribution of indebtedness, securities or assets, (5) cash distributions, (6) tender or exchange offers, and (7) repurchases of common stock. In accordance with U.S. GAAP, the 2% Convertible Notes are classified as short term debt as they can be converted at any time prior to maturity.

(b) On March 12, 2003, we entered into a collateralized revolving credit facility with Corporacion Financiera to provide for working capital needs for our Colombia facility. In 2004, we expanded the collateralized revolving credit facility with four additional Colombian banks. The Colombian credit facility is a one-year revolving credit facility and, among other things, provides for total maximum borrowings of 6 billion Colombian Pesos (U.S. $2.6 million based on the exchange rate as of December 31, 2005). All borrowings under the credit facility bear interest at a rate equal to the Colombian Central Bank rate based on averages of 30 day loans, plus an applicable margin ranging from 3.5% to 4.0%. The Colombian credit facility is guaranteed by a U.S. $100,000 standby letter of credit and bank signature notes.

(c) In February 2005, we entered into a collateralized revolving credit facility with Itau S.A. to provide working capital funds for our Brazilian facility. The Brazilian credit facility runs through March 2006 and, among other things, provides for total maximum borrowings of 3.3 million Brazilian Reals (U.S. $1.4 million based on the exchange rate as of December 31, 2005). All borrowings under the Brazilian credit facility bear interest at a rate equal to 5% per annum. The Brazilian credit facility is guaranteed by a stand by letter of credit with Itau S.A. and other bank signature notes guaranteed by the parent company.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Long Term Debt

	2005	2004
	(In Thousands)	
Credit facility (a)	$ —	$ —
8.25% Senior Subordinated Notes due 2013 (b)	148,099	147,850
Note payable in annual principal and interest installments of $200 through January 2013, with an interest rate of 5%	1,252	1,377
Note to former officer payable in monthly principal and interest installments of $7 through December 2009, with an imputed interest rate of 9.25%	256	310
Note payable in monthly principal and interest installments of $13 through September 2008, with an interest rate of 3%	415	642
Mortgage payable in monthly principal and interest installments of $12 through November 2013, with an interest rate of 6.25%	891	975
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $4 through August 2005, with an imputed interest rate of 9.2%	—	31
Minimum guaranteed royalty to former officer payable in monthly principal and interest installments of $36 through April 2005, with an imputed interest rate of 7.35%	—	141
Plus fair value of interest rate swaps (c)	1,427	6,046
	152,340	157,372
Less current portion	(430)	(621)
	$151,910	$156,751

(a) Credit Facility — On August 12, 2003, we terminated our existing credit facility and entered into a new collateralized revolving credit facility with Bank of America, N.A., Wachovia Bank, N.A. and Key Bank, N.A. The new credit facility is a five-year revolving credit facility and, among other things, provides for: 1) total maximum borrowings of $60 million; 2) a $25 million sub-limit for the issuances of standby and commercial letters of credit; 3) a $5 million sub-limit for swing-line loans; and 4) a $5 million sub-limit for multi-currency borrowings. All borrowings under the new credit facility will bear interest at either 1) a rate equal to LIBOR, plus an applicable margin ranging from 1.125% to 1.625%; 2) an alternate base rate which will be the higher of (a) the Bank of America prime rate and (b) the Federal Funds rate plus 0.50%; or 3) with respect to foreign currency loans, a fronted offshore currency rate, plus an applicable margin ranging from 1.125% to 1.625%, depending on certain conditions. The Credit Facility is guaranteed by certain of our direct and indirect domestic subsidiaries and is collateralized by, among other things, (i) a pledge of all of the issued and outstanding shares of stock or other equity interests of certain of our domestic subsidiaries, (ii) a pledge of 65% of the issued and outstanding voting shares of stock or other voting equity interests of certain of our direct and indirect foreign subsidiaries, (iii) a pledge of 100% of the issued and outstanding nonvoting shares of stock or other nonvoting equity interests of certain of our direct and indirect foreign subsidiaries, and (iv) a first priority perfected security interest on certain of our domestic assets and certain domestic assets of certain of our direct and indirect subsidiaries that will become guarantors of our obligations under the new credit facility, including, among other things, accounts receivable, inventory, machinery, equipment, certain contract rights, intellectual property rights and general intangibles. On January 9, 2004, we amended our Credit Facility to broaden our ability to make additional open-market purchases of publicly-traded securities subject to certain limitations. On March 29, 2004, we amended our Credit Facility to allow us to pay dividends subject to certain limitations. On October 19, 2004, we amended our Credit Facility to allow us to subtract cash equivalents from total indebtedness in calculation of our compliance covenants. On April 14, 2005, we amended our credit agreement to amend the definition of cash equivalents to include auction rate securities held by our existing bank group. On July 26, 2005, we amended the Credit Facility to allow for advances, loans, extensions of credit to or any other investments in key suppliers of the Company in an aggregate amount not to exceed $15 million at any time outstanding for the purpose of facilitating the sale and purchase of goods and services to the Company. In addition, the amendment allows for leases or other dispositions of assets of not more than 10% of the consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the Credit Facility. At December 31, 2005, we had $53.0 million in availability under our Credit Facility excluding $7.0 million in outstanding letters of credit.

(b) 8.25% Senior Subordinated Notes due 2013 — On August 12, 2003, we completed a private placement of $150 million aggregate principal amount of 8.25% Senior Subordinated Notes due 2013 (the "8.25% Notes"). The 8.25% Notes are guaranteed by most of our domestic subsidiaries on a senior subordinated basis (see Note 22). The 8.25% Notes were sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended, and to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended. In 2004, after the completion of the private placement of the 8.25% Notes, we conducted an exchange offer pursuant to which holders of the privately placed 8.25% Notes exchanged such notes for 8.25% Notes registered under the Securities Act of 1933, as amended. The 8.25% Notes were rated B1/B+ by Moody's Investors' Service and Standard & Poor's Rating Services, respectively. During 2003, we used a portion of the funds to acquire Simula, Inc. and Hatch Imports, Inc., and we used the remaining proceeds of the offering to fund acquisitions, repay a portion of our outstanding debt and for general corporate and working capital purposes, including the funding of capital expenditures. Interest on the 8.25% Notes is payable semiannually on the fifteenth of February and August of each year. The 8.25% Notes were issued at a discount of approximately $2.5 million to investors. The 8.25% Notes may be redeemed at our option in whole or in part on a pro-rata basis, on and after August 15, 2008, at certain specified redemption prices plus accrued interest payable to the redemption date.

(c) Fair Value of Interest Rate Swaps — On September 2, 2003, we entered into interest rate swap agreements, designated as a fair value hedge as defined under SFAS 133 with an aggregate notional amount totaling $150 million. The agreements were entered to exchange the fixed interest rate on the 8.25% Notes for a variable interest rate equal to six-month LIBOR, set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth day of February and August. At December 31, 2005, the six-month LIBOR was 4.7%. The agreements are subject to other terms and conditions common to transactions of this type. In accordance with SFAS 133, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the fixed rate debt due to changes in the market interest rate. The fair value of the interest rate swap agreements was approximately $1.4 million at December 31, 2005. The agreements are deemed to be a perfectly effective fair value hedge and therefore qualify for the short-cut method of accounting under SFAS 133. As a result, no ineffectiveness is expected to be recognized in earnings associated with the interest rate swap agreements on the 8.25% Notes.

Maturities of long-term debt are as follows:

Year	(In Thousands)
2006	$ 430
2007	453
2008	437
2009	338
2010	282
Thereafter	150,400
	$152,340

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

10. Derivative Financial Instruments

We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133", and Statement of Financial Accounting Standards No. 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities" (collectively "SFAS 133"). SFAS 133 requires all freestanding and embedded derivative instruments to be measured at fair value and recognized on the Consolidated Balance Sheet as either assets or liabilities. In addition, all derivative instruments used in hedging relationships must be designated, reassessed and accounted for as either fair value hedges or cash flow hedges pursuant to the provisions of SFAS 133.

On October 29, 2004, we completed the placement of the 2% Convertible Notes. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 2% Convertible Notes will bear interest at a rate of 2.00% per year, payable on November 1 and May 1 of each year beginning on May 1, 2005 and ending on November 1, 2011. The 2% Convertible Notes will be subject to accretion of the principal amount beginning on November 1, 2011, at a rate that provides holders with an aggregate annual yield to maturity of 2.00%, as defined in the agreement. The 2% Convertible Notes will bear contingent interest during any six-month period beginning November 1, 2011, of 15 basis points paid in cash if the average trading price of the notes is above certain levels. As defined in SFAS 133, "Accounting for Derivative Instruments and Hedge Activities" the contingent interest feature of the 2% Convertible Notes is an embedded derivative that is not considered clearly and closely related to the host contract. The fair value of this bifurcated derivative at December 31, 2005, and December 31, 2004 is immaterial to our financial position.

We hedge the fair value of our 8.25% Notes using interest rate swaps. We enter into these derivative contracts to manage fair value changes which could be caused by our exposure to interest rate changes. On September 2, 2003, we entered into interest rate swap agreements, designated as fair value hedges as defined under SFAS 133 with an aggregate notional amount totaling $150 million. The agreements were entered into to exchange the fixed interest rate on the 8.25% Notes for a variable interest rate equal to six-month LIBOR (4.7% at December 31, 2005), set in arrears, plus a spread ranging from 2.735% to 2.75% fixed semi-annually on the fifteenth of February and August each year through maturity. The agreements are subject to other terms and conditions common to transactions of this type. These fair value hedges qualify for hedge accounting using the short-cut method since the swap terms match the critical terms of the 8.25% Notes. Accordingly, changes in the fair value of the interest rate swap agreements offset changes in the fair value of the 8.25% Notes due to changes in the market interest rate. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreements on the 8.25% Notes. The fair value of the interest rate swap agreements was approximately $1.4 million and $6.0 million at December 31, 2005 and December 31, 2004, respectively, and is included in other assets and long-term debt on the accompanying consolidated balance sheets.

The fair values of our interest rate swap agreements are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the agreement, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities.

11. Integration

We incurred integration expenses of approximately $3.7 million, $2.6 million and $2.1 million for the years ending December 31, 2005, 2004 and 2003, respectively. Integration expenses include costs related to integrating new acquisitions and costs associated with unsuccessful acquisitions. Integration expenses in fiscal 2005 related primarily to the integration of Second Chance, which was acquired in July 2005, and Specialty Defense and Bianchi, which were acquired in the fourth quarter of 2004. Integration expenses in fiscal 2004 related primarily to the integration of Simula and Hatch, which were acquired in the fourth quarter of 2003. Integration expenses in fiscal 2003 related primarily to entities acquired during fiscal 2002, including Trasco Bremen, 911 Emergency Products, Foldable Products Group, B-Square, Inc., Speedfeed, Inc. and Evi-Paq, Inc.

12. Other Charges

We incurred other charges of approximately $1.2 million, $7.7 million and $10.5 million for the years ending December 31, 2005, 2004 and 2003, respectively. Other charges in fiscal 2004 includes charges for a non-cash charge of $6.3 million related to the acceleration of performance-based, long-term restricted stock awards granted to certain executives in 2002 due to our achievement of reaching certain EBITDA, as defined, targets. Other charges in fiscal 2004 also includes an impairment charge of $1.4 million to reduce the carrying value of the remaining portion of NTI to its estimated fair value. Other charges in fiscal 2003 includes a non-cash charge of $7.3 million for stock-based compensation for a performance plan for certain key executives of 350,000 shares of our common stock. On November 11, 2003, our stock price closed above $20 for the fifth consecutive trading day, which caused the complete vesting of the stock bonus awards. Other charges in fiscal 2003 also includes a $3.2 million severance charge (including a $2.1 million non-cash charge) related to the 2003 departure of our former Chief Executive Officer.

13. Commitments and Contingencies

Employment contracts. We are party to several employment contracts as of December 31, 2005 with certain members of management. Such contracts are for varying periods and include restrictions on competition after termination. These agreements provide for salaries, bonuses and other benefits and also specify and delineate the granting of various stock options.

Legal/litigation matters.

On January 16, 1998, our Services Division ceased operations in Angola and subsequently became involved in various disputes with SHRM S.A. ("SHRM"), its minority joint venture partner, relating to the Angolan joint venture known as Defense System International Africa ("DSIA"). Since March 1998, we have been and continue to be involved in various legal proceedings before French courts with SHRM, which is part of the Compass Group, regarding damages from the circumstances under which DSIA ceased doing business in Angola due to the decree of the Angolan government expelling the employees of our Services Division from Angola. Based on consultation with our legal counsel, a possible loss estimate related to this case cannot be reasonably made and no accrual has been recorded.

Kroll, Inc. Matters

O'Gara-Hess & Eisenhardt Armoring do Brasil Ltda. ("OHE Brazil") was previously assessed 41.1 Million Reals (US $17.6 million based on the exchange rate as of December 31, 2005) plus interest and penalties by the Brazilian tax authorities. OHE Brazil has appealed the tax assessments and the cases are pending and we believe no accrual is necessary. To the extent that there may be any liability resulting from such assessments, we believe that we are entitled to indemnification from Kroll, Inc. for up to $7.8 million under the terms of our purchase agreement dated April 20, 2001, because the events in question with respect to up to $7.8 million of such assessments occurred prior to our purchase of the O'Gara Companies from Kroll, Inc.

In 1999 and prior to our acquisition of OHEAC in 2001, several of the former employees of Kroll O'Gara Company de Mexico, S.A. de C.V. ("O'Gara Mexico"), a subsidiary of OHEAC, commenced labor claims against O'Gara Mexico seeking damages for unjustified termination. In late 2004, the

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

principal labor claim was settled by us for approximately $2.2 million and two of the remaining claims were settled for approximately $52,000. Kroll, Inc. indemnified us, subject to a $500,000 deductible, with respect to these settlement payments.

In December 2001, O'Gara-Hess & Eisenhardt France S.A., which was acquired from Kroll, Inc. ("OHE France") in August 2001, sold its industrial bodywork business operated under the name Labbe/Division de O'Gara Hess & Eisenhardt France/ Carrosserie Industriells ("Carrosserie") to SNC Labbe. Subsequent to the sale, the Labbe Family Trust ("LFT"), owner of the leasehold interest upon which the Carrosserie business is operated, sued OHE France and SNC Labbe claiming that the transfer of the leasehold was not valid because LFT had not given its consent to the transfer as required under the terms of the lease. LFT sought to have OHE France, as the sole tenant, maintain and repair the leased building with an estimated cost of between U.S. $3.7 and U.S. $7.3 million, based on the exchange rate as of December 31, 2005. The case is currently pending, and while we are contesting the allegations vigorously, we are unable to predict the outcome of this matter and as such, no amount has been accrued. Although we do not have any insurance coverage for this matter, at this time, we do not believe this matter will have a material impact on our financial position, operations or liquidity.

Zylon®

In April, 2004, two class action lawsuits were filed against us in Florida state court by police organizations and individual police officers, alleging that ballistic-resistant soft body armor (vests) containing Zylon®, manufactured and sold by American Body Armor™, Safariland® and PROTECH®, failed to meet the warranties provided with the vests. On November 5, 2004, the Jacksonville, Florida (Duval County) Circuit Court gave final approval to a settlement reached with the Southern States Police Benevolent Association ("SSPBA") which provided that (i) purchasers of certain Zylon®-containing vest models could exchange their vests for other vests manufactured by the Company and, (ii) the Company would continue its internal used-vest testing program (VestCheck™). The other class action suit, which was filed by the National Association of Police Organizations, Inc. (NAPO), in Ft. Myers, Florida (Lee County), was voluntarily dismissed with prejudice on November 16, 2004.

On August 24, 2005, the United States Department of Justice National Institute of Justice ("NIJ"), released its Third Status Report to the Attorney General on Body Armor Safety Initiative Testing and Activities (the "Third NIJ Report"). The Third NIJ Report contained, among other items, information and testing data on Zylon® and Zylon®-containing vests, and substantially modified compliance standards for all ballistic-resistant vests with the implementation of the NIJ 2005 Interim Requirements for Ballistic-Resistant Body Armor. As a result of the actions of the NIJ, the Company halted all sales or shipment of any Zylon®-containing vest models effective August 25, 2005, and immediately established a Supplemental Relief (renamed the Zylon® Vest Exchange ("ZVE")) Program that provides either a cash or voucher option to those who purchased Zylon®-containing vests from us through August 29, 2005. The ZVE Program, with the consent of the SSPBA, was given final approval by the Jacksonville, Florida Court on October 27, 2005. (See also Note 23 for information regarding the estimated cost of the ZVE program.)

We are also voluntarily cooperating with a request for documents and data received from the Department of Justice, which is reviewing the body armor industry's use of Zylon®, and a subpoena served by the General Services Administration for information relating to Zylon®.

Other Matters

In addition to the above, in the normal course of business and as a result of previous acquisitions, we are subjected to various types of claims and currently have on-going litigation in the areas of product liability, general liability and intellectual property. Our products are used in a wide variety of law enforcement situations and environments. Some of our products can cause serious personal or property injury or death if not carefully and properly used by adequately trained personnel. We believe that we have adequate insurance coverage for most claims that are incurred in the normal course of business. In such cases, the effect on our financial statements is generally limited to the amount of our insurance deductible or self-insured retention. Our annual insurance premiums and self insurance retention amounts have risen significantly over the past several years and may continue to do so to the extent we are able to purchase insurance coverage. At this time, we do not believe any such claims or pending litigation will have a material impact on our financial position, operations and liquidity.

We have invested substantial resources outside of the United States and plan to continue to do so in the future. The Mobile Security Division has invested substantial resources in Europe and South America. These operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, currency risks, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions. Governments of many developing countries have exercised and continue to exercise substantial influence over many aspects of the private sector. Government actions in the future could have a significant adverse effect on economic conditions in a developing country or may otherwise have a material adverse effect on us and our operating companies. We do not have political risk insurance in the countries in which we currently conduct business. Moreover, applicable agreements relating to our interests in our operating companies are frequently governed by foreign law. As a result, in the event of a dispute, it may be difficult for us to enforce our rights. Accordingly, we may have little or no recourse upon the occurrence of any of these developments.

14. Information Concerning Business Segments and Geographical Revenues

For management and internal reporting purposes, we have organized our business into three segments — the Aerospace & Defense Group, the Products Group and the Mobile Security Division. As described further in Note 1, the Aerospace & Defense Group supplies human safety and survival systems to the U.S. military and major aerospace and defense prime contractors. The Products Group, previously referred to as the Armor Holdings Products Division, manufactures and sells a broad range of high quality equipment marketed under brand names that are known in the military and law enforcement communities. Our Mobile Security Division, operating under the brand name CENTIGON™, manufactures, services, and integrates certified armoring systems into commercial vehicles, to protect against varying degrees of ballistic and blast threats on a global basis. Our Corporate costs include the corporate management and expenses associated with managing the overall company. These expenses include compensation and benefits of corporate management and staff, legal and professional fees, and administrative and general expenses, which are not allocated to the business units. Our Corporate assets primarily include cash and cash equivalents held by the corporate entities, property & equipment related to the corporate facility and certain information technology costs, assets related to the deferred compensation plan, costs related to the issuance of debt, including the 2% Convertible Notes, the 8.25% Notes and the Credit Facility.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Revenues, operating income and total assets, net for each of our continuing segments are as follows:

	2005	2004	2003
		(In Thousands)	
Revenues:			
Aerospace & Defense	$1,188,598	$605,398	$ 91,673
Products	308,878	249,765	193,960
Mobile Security	139,454	124,520	79,539
Total revenues	$1,636,930	$979,683	$365,172
Operating income:			
Aerospace & Defense	$ 206,194	$127,520	$ 22,775
Products (a)	25,005	32,719	33,054
Mobile Security	14,066	11,168	2,538
Corporate	(29,631)	(25,692)	(22,638)
Total operating income	$ 215,634	$145,715	$ 35,729

(a) The Products Group operating income for fiscal 2005 includes a pre-tax charge of $19.9 million for the cost of the ZVE. The Products Group operating income for fiscal 2004 includes a pre-tax charge of $5.0 million for the cost of the warranty revision program (see Notes 13 and 23).

	2005	2004	2003
		(In Thousands)	
Total assets:			
Aerospace & Defense	$ 543,188	$ 490,754	$209,834
Products	350,885	278,912	183,972
Mobile Security	87,866	103,799	63,161
Corporate	480,923	418,886	126,303
Total assets	$1,462,862	$1,292,351	$583,270

Financial information with respect to revenues based on the geographic location of the customer, and property and equipment, net, to principal geographic areas, based on the actual location of the principle facility, is as follows:

	2005	2004	2003
		(In Thousands)	
Revenues:			
United States of America	$1,452,098	$778,052	$236,037
North America (excluding the United States of America)	10,404	50,614	39,492
South America	21,995	16,317	15,007
Africa	14,400	4,693	1,420
Europe/Asia	138,033	130,007	73,216
Total revenues	$1,636,930	$979,683	$365,172
Total property and equipment, net:			
North America	$ 60,573	$ 54,332	$ 38,337
South America	1,419	1,461	1,392
Europe/Asia	17,937	21,514	17,847
Total property and equipment, net:	$ 79,929	$ 77,307	$ 57,576

15. Income Taxes

Provision for income taxes from continuing operations for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
		(In Thousands)	
Current			
U.S. Federal	$71,062	$42,552	$ 9,347
State	8,148	4,322	1,040
Foreign	5,069	5,537	403
Total current	84,279	52,411	10,790
Deferred			
U.S. Federal	(3,164)	3,328	3,274
State	(296)	989	(1,268)
Foreign	49	(311)	1,407
Total deferred	(3,411)	4,006	3,413
Total provision for income taxes	$80,868	$56,417	$14,203

Significant components of our net deferred tax liability as of December 31, 2005 and 2004, are as follows:

	2005	2004
	(In Thousands)	
Deferred tax assets:		
Reserves not currently deductible	$ 20,404	$ 8,535
Capital loss	11,469	9,545
Operating loss carryforwards	2,851	3,163
Accrued expenses	3,140	1,931
Foreign tax credits	729	1,122
Research and development and other credits	959	1,129
Other	97	—
	39,649	25,425
Deferred tax asset valuation allowance	(12,569)	(9,620)
Deferred tax asset, net of valuation allowance	27,080	15,805
Deferred tax liability:		
Goodwill not amortized for financial statement purposes under SFAS 142	(10,734)	(5,924)
Patents, trademarks and purchased intangibles	(23,969)	(26,416)
Interest on 2% Convertible Notes	(7,732)	(1,141)
Property and equipment	(7,800)	(9,541)
Other	—	(642)
Net deferred tax liability	$(23,155)	$(27,859)

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

Our valuation allowance at December 31, 2005, consisted of approximately $11.5 million related to capital loss carryforwards and approximately $1.0 million related to net operating loss and tax credit

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

carryforwards. The increase in our valuation allowance was primarily attributable to certain capital losses realized in 2005, the unrealized holding loss on equity-based securities which was offset to accumulated other comprehensive income, and the finalization of purchase accounting related to various acquisitions.

As of December 31, 2005, we have U.S. federal, state, and foreign net operating losses ("NOLs") providing a tax effected benefit of $2.8 million. The NOLs expire in varying amounts in fiscal years 2011 through 2024. At December 31, 2005, we also have certain state income tax credits of approximately $1.0 million that are subject to limitations under Internal Revenue Code ("IRC") Section 383. We also have approximately $0.7 million of foreign tax credits expiring in 2015.

In connection with our acquisitions of Specialty Defense and Bianchi, we recorded net deferred tax liabilities of approximately $12.3 million and $13.1 million, respectively, relating primarily to identifiable intangibles, which are not deductible for U.S. federal income tax purposes. These net deferred tax liabilities were offset as an increase to goodwill. Additionally, in 2004, we recorded a net deferred tax liability of approximately $780,000 related to the finalization of purchase accounting for the December 2003 acquisition of Hatch, which was offset as an increase to goodwill.

In April 2004, we reached an agreement with the Internal Revenue Service ("IRS") regarding our tax returns for the years ended December 31, 2001 and 2000 that did not have a material impact on our financial position, operations or liquidity. On February 9, 2006, we were notified by the IRS that our tax returns for the taxable years ended December 31, 2003 and 2004, had been selected for examination. We do not expect this examination will have a material impact on our financial position, operations or liquidity.

United States income taxes have not been provided on certain undistributed earnings of non-U.S. subsidiaries of approximately $14.1 million. These earnings are considered to be permanently reinvested in non-U.S. operations. The determination of the U.S. tax liability related to these earnings is not practicable.

Net deferred tax liabilities described above have been included in the accompanying Consolidated Balance Sheets as follows:

	2005	2004
	(In Thousands)	
Other current assets	$ 21,382	$ 10,368
Deferred income taxes	(44,537)	(38,227)
Total net deferred tax liabilities	$(23,155)	$(27,859)

The sources of income from continuing operations before income taxes are:

	2005	2004	2003
		(In Thousands)	
Domestic	$200,683	$123,050	$25,681
Foreign	12,695	13,944	5,528
Total	$213,378	$136,994	$31,209

The following reconciles the provision for income taxes computed at the Federal statutory income tax rate to the provision for income taxes recorded in the Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Provision for income taxes at statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal benefit	2.4	2.5	(0.5)
Compensation subject to IRC Section 162(m)	0.0	2.5	8.6
Foreign income taxes	0.3	0.3	2.1
Other permanent items	0.2	0.9	0.3
	37.9%	41.2%	45.5%

16. Stockholders' Equity

Preferred stock. On July 16, 1996, our stockholders authorized a series of preferred stock with such rights, privileges and preferences as the Board of Directors shall from time to time determine. We have not issued any of this preferred stock.

Common stock. On June 15, 2004, we sold 4,000,000 primary shares of common stock at a price of $37.50 per share, raising $142.5 million of net proceeds after deducting the underwriter discounts and commissions. In addition, our board of directors granted the underwriters a 30-day option to purchase up to 600,000 shares. The 30-day option expired unexercised on July 15, 2004. We used the net proceeds from the offering to primarily fund the acquisitions of Specialty Defense and Bianchi International in the fourth quarter of 2004.

On June 22, 2004, our stockholders approved an amendment to our Certificate of Incorporation, as amended, that increased the number of shares of our authorized capital stock to 80,000,000, 75,000,000 shares of which are common stock and 5,000,000 shares of which are preferred stock.

Treasury stock. We had 6,060,222 shares in treasury as of December 31, 2005 and 2004.

Stock options and grants. On June 22, 2005, we implemented the 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan authorizes the issuance of up to 2,500,000 shares of our common stock. Any shares of our common stock granted as restricted stock, performance stock or other stock-based awards will be counted against the shares authorized as one and eight-tenths (1.8) shares for every one share issued in connection with such award. The 2005 Stock Incentive Plan authorizes the granting of stock options, restricted stock, performance awards and other stock-based awards to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. In accordance with the 2005 Stock Incentive Plan, our pre-existing stock incentive plans described below are frozen. Accordingly, we are no longer authorized to grant awards under such pre-existing plans.

During 2002, we implemented two new stock option plans. The 2002 Stock Incentive Plan authorizes the issuance of up to 2,700,000 shares of our common stock upon the exercise of stock options or in connection with the issuance of restricted stock and stock bonuses. On June 22, 2004, our stockholders approved an amendment to increase, by 2,000,000 shares, the total number of shares of common stock that may be awarded under the 2002 Stock Incentive Plan. The 2002 Stock Incentive Plan authorizes the granting of stock options, restricted stock and stock bonuses to employees, officers, directors and consultants, independent contractors and advisors of the Company and its subsidiaries. The 2002 Executive Stock Plan provides for the grant of a total of 470,000 stock options and stock awards to our key employees. The terms and provisions of the 2002 Executive Stock Plan are substantially the same as the 2002 Stock Incentive Plan, except that we may only grant non-qualified stock options under the 2002 Executive Stock Plan. The 2002 Executive Stock Plan was adopted on March 13, 2002, and all shares available for grant under the 2002 Executive Stock Plan were granted to our executive officers on March 13, 2002.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

In 1999, we implemented the 1999 Stock Incentive Plan. We reserved 2,000,000 shares of our common stock for the 1999 Stock Incentive Plan. The 1999 Stock Incentive Plan provides for the granting of options to employees, officers, directors, consultants, independent contractors and advisors of the Company. The option prices of stock which may be purchased under the 1999 Stock Incentive Plan are not less than the fair market value of common stock on the dates of the grants. During 1998, we implemented a new non-qualified stock option plan. Pursuant to the new plan, 725,000 shares of common stock were reserved and made available for distribution. On January 1, 1999, we distributed all 725,000 shares allocated under the plan.

In 1996, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees and directors. Pursuant to such plans, as amended, 2,200,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. In 1994, we implemented an incentive stock plan and an outside directors' stock plan. These plans collectively provide for the granting of options to certain key employees as well as providing for the grant of common stock to outside directors and to all full time employees. Pursuant to such plans, 1,050,000 shares of common stock were reserved and made available for distribution. The option prices of stock that may be purchased under the incentive stock plan are not less than the fair market value of common stock on the dates of the grants. Effective January 19, 1996, all stock grants awarded under the 1994 incentive stock plan were accelerated and considered fully vested.

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Expected life of option	5.2 yrs	4.7 yrs	4.0 yrs
Dividend yield	0%	0%	0%
Volatility	48.5%	50.0%	49.8%
Risk free interest rate	4.03%	3.36%	2.51%

The weighted average fair value of options granted during 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(In Thousands, Except Per Share Data)		
Fair value of each option granted	$ 19.23	$ 15.57	$ 6.21
Total number of options granted	1,728	979	898
Total fair value of all options granted	$33,229	$15,243	$5,576

Outstanding options, generally consisting of ten-year or seven-year incentive and non-qualified stock options, generally vest and become exercisable over a three or five year period from the date of grant. Other options granted are immediately vested, but are subject to lock-up provisions that disallow the recipient from selling the shares until the lock-up expires, which is generally over a seven year period. The outstanding options generally expire ten or seven years from the date of grant or upon retirement from the Company, respectively, and are contingent upon continued employment during the applicable ten-year or seven-year period.

A summary of the status of stock option grants as of December 31, 2005, and changes during the three years ending December 31, 2005, is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2002	4,284,658	$ 7.81
Granted	898,347	$16.62
Exercised	(724,934)	$11.83
Forfeited	(567,150)	$21.52
Outstanding at December 31, 2003	3,890,921	$17.00
Granted	979,000	$33.95
Exercised	(1,642,195)	$15.36
Forfeited	(69,210)	$17.26
Outstanding at December 31, 2004	3,158,516	$23.15
Granted	1,727,500	$40.54
Exercised	(975,189)	$19.61
Forfeited	(100,270)	$39.15
Outstanding at December 31, 2005	3,810,557	$31.51
Options exercisable at December 31, 2005	3,631,651	$31.46

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price Range	Options Outstanding	Options Exercisable	Remaining Life in Years
$7.50 – $11.19	79,767	79,767	2.6
13.19 – 13.98	59,797	46,961	6.1
14.00 – 14.55	446,048	438,547	6.6
15.05 – 17.12	280,344	280,344	7.2
23.09 – 23.26	54,301	54,301	6.1
24.07 – 25.07	269,300	265,966	6.5
25.69 – 28.90	370,000	364,999	8.1
33.04 – 36.05	466,500	321,266	8.6
37.90 – 38.99	938,000	938,000	9.2
39.20 – 45.93	846,500	841,500	8.3
Total	3,810,557	3,631,651	8.0

Remaining non-exercisable options as of December 31, 2005, become exercisable as follows:

2006	50,770
2007	44,933
2008	41,599
2009	41,604
Thereafter	—

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Restricted stock and stock bonuses. We granted the following restricted stock and stock bonuses during the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(In Thousands, Except Share Data)		
Restricted stock and stock bonus shares granted	59,116	70,534	416,500
Weighted-average fair value per share at grant date	$ 43.18	$ 38.58	$ 19.89
Compensation cost recognized	$ 559	$ 9,082	$ 10,157

In the year ended December 31, 2004, we recorded a $6.3 million non-cash charge for the acceleration of performance-based, long-term restricted stock awards granted to certain executives in 2002. In the year ended December 31, 2003, we recorded a $7.3 million non-cash charge for stock-based compensation for a performance plan for certain key executives and a $1.3 million non-cash charge severance charge related to the departure of our former Chief Executive Officer.

Earnings per share. The following details the earnings per share computations on a basic and diluted basis for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(In Thousands, Except Per Share Data)		
Numerator for basic and diluted earnings per share:			
Net income available to common shareholders	$132,510	$80,539	$10,886
Denominator:			
Basic earnings per share weighted-average shares outstanding	34,602	31,419	28,175
Effect of dilutive securities:			
Effect of shares issuable under stock option and stock grant plans, based on the treasury stock method	1,220	1,606	779
Diluted earnings per share			
Adjusted weighted-average shares outstanding	35,822	33,025	28,954
Basic earnings per share	$ 3.83	$ 2.56	$ 0.39
Diluted earnings per share	$ 3.70	$ 2.44	$ 0.38

As described in Note 1, we will be required to apply the expense recognition provisions of FAS 123R beginning in the first quarter of 2006. We expect to incur approximately $1.6 million of expense in the year ended December 31, 2006, as a result of the adoption of FAS 123R.

Other contingent shares. The dilutive effect of shares issuable under stock award plans does not include 649,000 stock options awarded that were anti-dilutive as of December 31, 2005. In addition, certain of our executives are entitled to receive performance stock bonus awards of 450,000 shares of our common stock if at any time between January 1, 2005 and December 31, 2007 certain conditions are met as defined in their employment agreements. At our discretion, we are able to settle these performance stock bonus awards in cash.

Our 2% Convertible Notes include net share settlement of the conversion option and cash settlement of the par amount. As a result, this requires us to use the treasury stock method to calculate the dilutive effect of our 2% Convertible Notes. There was no effect on our diluted share count during the years ended December 31, 2005 and 2004.

17. Supplemental Cash Flow Information

We have revised our 2004 and 2003 Consolidated Statements of Cash Flow to separately disclose the operating, investing and financing portions of cash flows attributable to our discontinued operations. We had previously reported these amounts on a combined basis.

	2005	2004	2003
		(In Thousands)	
Cash paid during the year for:			
Interest	$17,438	$ 7,668	$1,245
Income taxes, net of refunds	$79,290	$36,772	$7,886

	2005	2004	2003
		(In Thousands)	
Acquisitions of businesses, net of cash acquired:			
Fair value of assets acquired	$41,186	$118,120	$ 72,132
Goodwill	7,297	86,073	76,802
Liabilities assumed	(1,678)	(45,751)	(58,422)
Stock issued	—	—	—
Total cash paid, net of cash acquired	$46,805	$158,442	$ 90,512

18. Quarterly Results (unaudited)

The following table presents summarized unaudited quarterly results of operations for the Company for fiscal 2005 and 2004. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

	Fiscal 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenues	$364,965	$371,642	$447,664	$452,659
Gross profit (a)	$ 91,310	$ 95,802	$ 80,026	$101,296
Net income	$ 31,029	$ 37,415	$ 26,483	$ 37,583
Basic earnings per share	$ 0.90	$ 1.09	$ 0.76	$ 1.07
Diluted earnings per share	$ 0.87	$ 1.05	$ 0.74	$ 1.04

(a) Gross profit in the third and fourth quarter of 2005 includes $19.4 million and $500,000, respectively, related to the Zylon® vest exchange program.

	Fiscal 2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Revenues	$161,628	$223,704	$256,803	$337,548
Gross profit (b)	$ 47,560	$ 66,458	$ 66,346	$ 80,127
Net income	$ 12,490	$ 17,821	$ 23,874	$ 26,354
Basic earnings per share	$ 0.44	$ 0.60	$ 0.73	$ 0.78
Diluted earnings per share	$ 0.42	$ 0.57	$ 0.70	$ 0.74

(b) Gross profit in the third quarter of 2004 includes $5.0 million related to the Zylon(R) warranty revision program.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

19. Employee Benefit Plans

Defined Contribution Plans

In October 1997, we formed a 401(k) plan, (the "Plan") which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $2.5 million, $520,000 and $332,000 to the Plan in 2005, 2004 and 2003, respectively.

On December 9, 2003, we acquired Simula, Inc. and the Simula 401(k) Profit Sharing Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $81,000 and $5,000 to Simula's 401(k) Profit Sharing Plan in 2004 and 2003, respectively. On October 25, 2004, Simula's 401(k) Profit Sharing Plan was combined into our Plan.

On November 18, 2004, we acquired Specialty Defense and the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan, which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of approximately $22,000 and $13,000 to the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan in 2005 and 2004, respectively. On February 1, 2005, the Specialty Plastics Products, Inc. and Affiliated Companies 401(k) Savings Plan was combined into our Plan.

On December 30, 2004, we acquired Bianchi International and the Bianchi International 401(k) Retirement Savings Plan which provides for voluntary contributions by employees and allows for a discretionary contribution by us in the form of cash. We made contributions of $193,000 and $0 to the Bianchi International 401(k) Retirement Savings Plan in 2005 and 2004, respectively. On January 1, 2006, the Bianchi International 401(k) Retirement Savings Plan was combined into our Plan.

Defined Benefit Plans

On January 25, 2006, we formally adopted a supplemental nonqualified defined benefit pension plan referred to as the Armor Holdings, Inc. Executive Retirement Plan (the "SERP"). The SERP provides supplemental retirement benefits for employees of the Company and its subsidiaries who are employed at a job level of senior vice president or higher and who are selected by our Compensation Committee of the Board of Directors for participation.

The normal form of payment for a normal retirement at age 62 under the SERP, or for a late retirement, is a monthly annuity payment for the participant's lifetime based on 2% of the participant's final average pay multiplied by each year of service with the Company, as defined in the SERP. A participant will not receive any credit for pre-acquisition service for a company or business that is acquired by the Company or its subsidiaries, but a participant may be granted additional years of credited service at the discretion of the Compensation Committee. Alternate forms of payment, including various forms of annuity and a single sum distribution, are available under the SERP. Reduced benefits may be paid in the case of an early retirement or a pre-retirement death. Early retirement under the SERP is the earlier of (i) attaining age 60 or (ii) attaining age 55 and completing 10 years of service with the Company. A participant is eligible for a deferred vested benefit upon attaining ten years of credited service. A pre-retirement death benefit is payable if a vested participant dies before retirement.

We acquired Simula's noncontributory defined benefit pension plan (the "Pension Plan") for employees on December 9, 2003. The Pension Plan was originally adopted as of November 1, 1980. Contributions were made to the Pension Plan based upon actuarially determined amounts. Effective July 1, 1999, Simula froze the Plan for new participants. Effective December 8, 2003, prior to our acquisition of the Pension Plan, Simula froze the Pension Plan for future service for all participants. We elected to payout the Supplemental Retirement Plan of Simula, representing $1.1 million of the net amount recognized, on February 25, 2004. The funded status and amounts recognized in our balance sheet at December 31, 2005 and 2004, for these defined benefit plans, are as follows:

	2005	2004
	(In Thousands)	
Actuarial present value of benefit obligation:		
Accumulated benefit obligation	$16,400	$ 8,109
Effect of projected future compensation increases	2,528	—
Projected benefit obligation	18,928	8,109
Pension Plan assets at fair value	(7,258)	(6,719)
Contributions after measurement date	(70)	(58)
Unfunded status	11,600	1,332
Unrecognized prior service cost	(7,901)	—
Unrecognized net actuarial loss	(1,115)	(324)
Unrecognized transition asset	466	—
Net amount recognized	$ 3,050	$ 1,008

Reconciliation of the projected benefit obligation is as follows:

	2005	2004
	(In Thousands)	
Projected benefit obligation at beginning of year	$ 8,109	$ 8,810
Plan amendment for adopting SERP effective January 1, 2005	8,529	—
Service cost	1,329	—
Interest cost	944	472
Actuarial loss	327	262
Benefits paid	(310)	(1,435)
Projected benefit obligation at end of year	$18,928	$ 8,109

Reconciliation of the fair value of plan assets is as follows:

	2005	2004
	(In Thousands)	
Fair value of plan assets at beginning of year	$6,719	$ 6,169
Employer contributions	309	1,570
Actual gain	540	415
Benefits paid	(310)	(1,435)
Fair value of plan assets at end of year	$7,258	$ 6,719

Net periodic pension cost includes the following:

	2005	2004	2003
		(In Thousands)	
Service Cost	$1,329	$ —	$ —
Interest Cost	944	472	56
Expected return on assets	(539)	(504)	—
Transition asset recognition	—	—	—
Prior service cost	629	—	—
Net loss recognition	—	—	—
Net periodic pension cost (income)	$2,363	$ (32)	$ 56

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

	2005	2004
	(In Thousands)	
Other assets	$ 4,906	$ —
Pension liability	(9,071)	(1,008)
Accumulated other comprehensive loss	1,115	—
Net amount recognized	$(3,050)	$(1,008)

Our weighted-average asset allocations by asset category are as follows (the SERP plan is currently unfunded):

	2005	2004
Equity securities	75%	72%
Debt securities	23%	22%
Other	2%	6%
Total	100%	100%

Our investment strategy is to invest the Pension Plan's assets in a diversified portfolio of domestic and international equity, fixed income and cash equivalents to provide long-term growth in plan assets. This strategy, the resulting allocation of Pension Plan assets and the selection of independent investment managers are reviewed periodically.

We expect to contribute approximately $275,000 to the Pension Plan in fiscal 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year	(In Thousands)
2006	$ 297
2007	323
2008	1,143
2009	475
2010	520
2011-2015	6,051
	$8,809

Assumptions used to determine benefit obligations:

	2005	2004
Discount or settlement rate	5.50%	6.00%
Rate of increase in compensation levels	5.00%	3.25%
Expected long-term rate of return on Plan assets	8.00%	8.00%

Assumptions used to determine net periodic pension costs:

	2005	2004	2003
Discount or settlement rate	5.50% – 6.00%	6.00%	6.00%
Rate of increase in compensation levels	3.25% – 5.00%	3.25%	3.25%
Expected long-term rate of return on Plan assets	8.00%	8.00%	8.00%

The assumptions in the above table were reviewed as of December 31, 2005, and found to be relevant based on current yields of high quality fixed income investments with maturities corresponding to the expected duration of the benefit obligations. We use a measurement date of October 31 for our employee benefit plans.

20. Related Party Transactions

Effective as of January 1, 2002, Kanders & Company, Inc. ("Kanders & Co."), a corporation controlled by Warren B. Kanders, the Chairman of our Board of Directors and our Chief Executive Officer, entered into an agreement with us to provide certain investment banking, financial advisory and related services for a five year term which was to expire on December 31, 2006. Under the terms of the agreement, Kanders & Co. was to receive a mutually agreed upon fee on a transaction-by-transaction basis during the term of the agreement. The aggregate fees under this agreement were not to exceed $1,575,000 during any calendar year. We also agreed to reimburse Kanders & Co. for out-of-pocket expenses including Kanders & Co.'s expenses for office space, an executive assistant, furniture and equipment, travel and entertainment, fees and disbursements of counsel, and consultants retained by Kanders & Co. In April 2003, in connection with Mr. Kanders being appointed Chief Executive Officer of the Company, the Company and Kanders & Co. agreed to terminate the agreement pursuant to which Kanders & Co. provided certain services to the Company. We paid Kanders & Co. $143,000 for investment banking services during fiscal 2003 (through and including April 2003 only). We continue to reimburse Kanders & Co. for out-of-pocket expenses in Mr. Kanders role as Chief Executive Officer. We reimbursed Kanders & Co. for out-of-pocket expenses in the aggregate amount of $259,000, $369,000 and $184,000 during the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

Effective as of January 1, 2003, we entered into a Transportation Services Agreement with Kanders Aviation, LLC, an entity controlled by Mr. Kanders, our Chairman of the Board and Chief Executive Officer. Pursuant to the terms of the Transportation Services Agreement and upon our request, Kanders Aviation may, in its sole discretion, provide us with airport to airport air transportation services via certain aircraft. The Transportation Services Agreement will remain in effect indefinitely until terminated by written notice by either party thereto to the other party thereto. During the term of the Transportation Services Agreement, we will reimburse Kanders Aviation for services provided by Kanders Aviation to us and any additional expenses incurred by Kanders Aviation in connection with such air transportation services. We reimbursed Kanders Aviation $332,000 for such expenses during the fiscal year ended December 31, 2004. There were no services provided us under this agreement during 2005 and as such there was no related expense during the fiscal year ended December 31, 2005.

Nicholas Sokolow, one of our directors, is a member of the law firm Sokolow, Dunaud, Mercadier & Carreras located in Paris, France. We did not retain Sokolow, Dunaud, Mercadier & Carreras during the fiscal years ended December 31, 2005 or 2004, nor do we expect to in the future. During the fiscal year ended December 31, 2003, we paid Sokolow, Dunaud, Mercadier & Carreras $124,000 for legal services in connection with various acquisitions.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

21. Operating Leases

We are party to certain real estate, air craft, equipment and vehicle leases. Several leases include options for renewal and escalation clauses. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Approximate total future minimum annual lease payments under all non-cancelable leases are as follows:

Year	(In Thousands)
2006	$ 7,401
2007	5,427
2008	3,621
2009	3,044
2010	2,082
Thereafter	13,373
	$34,948

We incurred rent expense of approximately $7.5 million, $5.0 million and $1.5 million during the years ended December 31, 2005, 2004 and 2003, respectively.

22. Guarantor and Nonguarantor Financial Statements

On August 12, 2003, we sold $150 million of the 8.25% Notes in private placements pursuant to Rule 144A and Regulation S. The 8.25% Notes are uncollateralized obligations and rank junior in right of payment to our existing and future senior debt. On October 29, 2004, we completed the placement of $300 million aggregate principal amount of the 2% Convertible Notes. On November 5, 2004, Goldman, Sachs & Co. exercised its option to purchase an additional $45 million principal amount of the 2% Convertible Notes. The 8.25% Notes and 2% Convertible Notes are fully and unconditionally guaranteed, jointly and severally on a senior subordinated and uncollateralized basis, by most of our domestic subsidiaries. Each of the subsidiary guarantors is a direct or indirect 100% owned subsidiary of the parent.

The following consolidating financial information presents the Consolidating Balance Sheets as of December 31, 2005 and December 31, 2004, the related Consolidating Statements of Operations for each of the year ended December 31, 2005, 2004 and 2003, and the related Consolidating Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 for:

- Armor Holdings, Inc., the parent,
- the guarantor subsidiaries,
- the nonguarantor subsidiaries, and
- Armor Holdings, Inc. on a consolidated basis

The information includes elimination entries necessary to consolidate Armor Holdings, Inc., the parent, with the guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements for the guarantor and nonguarantor subsidiaries are not presented because management believes such financial statements would not be meaningful to investors.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ 423,961	$ 23,879	$ 24,001	$ —	$ 471,841
Accounts receivable, net	—	190,740	20,541	—	211,281
Costs and earned gross profit in excess of billings	—	843	—	—	843
Intercompany receivables	101,956	109,177	39,170	(250,303)	—
Inventories	—	185,032	25,485	—	210,517
Prepaid expenses and other current assets	2,316	32,806	2,965	—	38,087
Total current assets	528,233	542,477	112,162	(250,303)	932,569
Property and equipment, net	2,052	57,326	20,551	—	79,929
Goodwill, net	—	271,708	1,988	—	273,696
Patents, licenses and trademarks, net	—	130,216	404	—	130,620
Other assets	15,221	2,089	28,738	—	46,048
Investment in subsidiaries	795,098	117,776	—	(912,874)	—
Total assets	$1,340,604	$1,121,592	$163,843	$(1,163,177)	$1,462,862
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ —	$ 283	$ 147	$ —	$ 430
Short-term debt	341,752	—	2,522	—	344,274
Accounts payable	607	80,300	10,056	—	90,963
Accrued expenses and other current liabilities	16,660	65,346	18,918	—	100,924
Income taxes payable	(5,105)	12,257	1,615	—	8,767
Intercompany payables	115,076	22,682	112,545	(250,303)	—
Total current liabilities	468,990	180,868	145,803	(250,303)	545,358
Long-term debt, less current portion	149,528	2,115	267	—	151,910
Other long-term liabilities	7,333	3,142	—	—	10,475
Deferred income taxes	4,171	39,390	976	—	44,537
Total liabilities	630,022	225,515	147,046	(250,303)	752,280
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	415	3,193	7,852	(11,045)	415
Additional paid-in capital	525,890	533,682	14,778	(548,460)	525,890
Retained earnings (accumulated deficit)	257,991	357,752	(5,833)	(351,919)	257,991
Accumulated other comprehensive loss	(1,397)	—	—	—	(1,397)
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	710,582	896,077	16,797	(912,874)	710,582
Total liabilities and stockholders' equity	$1,340,604	$1,121,592	$163,843	$(1,163,177)	$1,462,862

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Balance Sheets

	December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Assets					
Current assets:					
Cash and cash equivalents	$ 388,727	$ 21,173	$ 11,309	$ —	$ 421,209
Accounts receivable, net	—	155,229	19,330	—	174,559
Costs and earned gross profit in excess of billings	—	893	—	—	893
Intercompany receivables	173,735	108,313	7,045	(289,093)	—
Inventories	—	142,362	33,846	—	176,208
Prepaid expenses and other current assets	1,611	42,023	3,301	—	46,935
Total current assets	564,073	469,993	74,831	(289,093)	819,804
Property and equipment, net	5,144	47,968	24,195	—	77,307
Goodwill, net	—	259,773	2,240	—	262,013
Patents, licenses and trademarks, net	—	112,288	171	—	112,459
Other assets	18,410	2,209	149	—	20,768
Investment in subsidiaries	592,437	12,730	—	(605,167)	—
Total assets	$1,180,064	$904,961	$101,586	$(894,260)	$1,292,351
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ —	$ 457	$ 164	$ —	$ 621
Short-term debt	341,579	—	2,177	—	343,756
Accounts payable	640	58,422	10,539	—	69,601
Accrued expenses and other current liabilities	11,216	73,314	22,717	—	107,247
Income taxes payable	(6,454)	11,513	3,942	—	9,001
Intercompany payables	112,741	123,466	52,886	(289,093)	—
Total current liabilities	459,722	267,172	92,425	(289,093)	530,226
Long-term debt, less current portion	153,897	2,377	477	—	156,751
Other long-term liabilities	—	1,951	—	—	1,951
Deferred income taxes	1,249	36,077	901	—	38,227
Total liabilities	614,868	307,577	93,803	(289,093)	727,155
Stockholders' equity:					
Preferred stock	—	1,450	—	(1,450)	—
Common stock	402	3,792	7,854	(11,646)	402
Additional paid in capital	504,809	387,229	14,771	(402,000)	504,809
Retained earnings (accumulated deficit)	125,481	204,913	(14,842)	(190,071)	125,481
Accumulated other comprehensive income	6,821	—	—	—	6,821
Treasury stock	(72,317)	—	—	—	(72,317)
Total stockholders' equity	565,196	597,384	7,783	(605,167)	565,196
Total liabilities and stockholders' equity	$1,180,064	$904,961	$101,586	$(894,260)	$1,292,351

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Revenues:					
Aerospace & Defense	$ —	$1,199,262	$ —	$ (10,664)	$1,188,598
Products	—	253,862	55,016	—	308,878
Mobile Security	—	40,302	99,485	(333)	139,454
Total revenues	—	1,493,426	154,501	(10,997)	1,636,930
Costs and Expenses:					
Cost of revenues	—	1,137,457	122,136	(10,997)	1,248,596
Cost of vest exchange program / warranty revision	—	19,900	—	—	19,900
Selling, general and administrative expenses	28,852	94,644	15,808	—	139,304
Amortization	—	8,621	6	—	8,627
Integration	625	3,044	—	—	3,669
Other charges	—	—	1,200	—	1,200
Operating (Loss) Income	(29,477)	229,760	15,351	—	215,634
Interest expense (income), net	6,254	(393)	420	—	6,281
Other income, net	(3,962)	(49)	(14)	—	(4,025)
Equity in (earnings) losses of subsidiaries	(157,015)	(4,833)	—	161,848	—
Related party interest expense (income), net	16	(19)	3	—	—
Income From Continuing Operations Before (Benefit) Provision for Income Taxes	125,230	235,054	14,942	(161,848)	213,378
(Benefit) Provision for Income Taxes	(7,280)	81,889	6,259	—	80,868
Net Income	$ 132,510	$ 153,165	$ 8,683	$(161,848)	$ 132,510

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Revenues:					
Aerospace & Defense	$ —	$605,398	$ —	$ —	$605,398
Products	—	204,122	45,643	—	249,765
Mobile Security	—	25,531	102,224	(3,235)	124,520
Total revenues	—	835,051	147,867	(3,235)	979,683
Costs and Expenses:					
Cost of revenues	—	599,505	117,922	(3,235)	714,192
Cost of vest exchange program / warranty revision	—	5,000	—	—	5,000
Selling, general and administrative expenses	17,455	69,122	13,684	—	100,261
Amortization	—	4,243	12	—	4,255
Integration	529	2,029	—	—	2,558
Other charges	7,702	—	—	—	7,702
Related party management fees (income), net	—	(15)	15	—	—
Operating (Loss) Income	(25,686)	155,167	16,234	—	145,715
Interest expense, net	6,511	103	162	—	6,776
Other expense (income), net	1,917	421	(393)	—	1,945
Equity in earnings of subsidiaries	(108,631)	(2,691)	—	111,322	—
Related party interest expense (income), net	16	(18)	2	—	—
Income From Continuing Operations Before (Benefit) Provision for Income Taxes	74,501	157,352	16,463	(111,322)	136,994
(Benefit) Provision for Income Taxes	(6,038)	56,030	6,425	—	56,417
Income From Continuing Operations	80,539	101,322	10,038	(111,322)	80,577
Discontinued Operations:					
Loss From Discontinued Operations, Net of Income Tax Benefit	—	(38)	—	—	(38)
Net Income	$ 80,539	$101,284	$ 10,038	$(111,322)	$ 80,539

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Operations

	Year Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Revenues:					
Aerospace & Defense	$ —	$ 91,673	$ —	$ —	$ 91,673
Products	—	157,984	35,976	—	193,960
Mobile Security	—	15,029	62,853	1,657	79,539
Total revenues	—	264,686	98,829	1,657	365,172
Costs and Expenses:					
Cost of revenues	—	172,089	79,840	1,657	253,586
Selling, general and administrative expenses	11,602	40,598	10,595	—	62,795
Amortization	—	478	11	—	489
Integration	367	1,687	—	—	2,054
Other charges	10,519	—	—	—	10,519
Related party management fees (income), net	12,823	—	7,598	(20,421)	—
Operating (Loss) Income	(35,311)	49,834	785	20,421	35,729
Interest expense, net	3,313	497	202	—	4,012
Other expense, net	—	117	391	—	508
Equity in losses (earnings) of subsidiaries	(42,600)	38,790	—	3,810	—
Related party interest expense (income), net	16	(255)	—	239	—
Income From Continuing Operations Before (Benefit) Provision for Income Taxes	3,960	10,685	192	16,372	31,209
(Benefit) Provision for Income Taxes	(6,926)	18,399	2,730	—	14,203
Income (Loss) From Continuing Operations	10,886	(7,714)	(2,538)	16,372	17,006
Discontinued Operations:					
Net Income (Loss) From Discontinued Operations, Net of Income Tax Benefit	—	34,882	(20,820)	(20,182)	(6,120)
Net Income (Loss)	$ 10,886	$ 27,168	$(23,358)	$ (3,810)	$ 10,886

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands)		
Cash Flows From Operating Activities:					
Income from operations:	$ 132,510	$ 153,165	$ 8,683	$(161,848)	$ 132,510
Adjustments to reconcile income from operations to cash provided by operating activities:					
Depreciation and amortization	2,694	16,960	2,754	—	22,408
Loss on disposal of fixed assets	52	402	480	—	934
Deferred income taxes	4,265	(7,588)	(88)	—	(3,411)
Fair value gain on put options	(5,905)	—	—	—	(5,905)
Non-cash SERP expense	2,427	—	—	—	2,427
Changes in operating assets and liabilities, net of acquisitions:					
Increase in accounts receivable	—	(32,335)	(3,005)	—	(35,340)
Decrease (increase) in intercompany receivables & payables	71,573	(107,672)	36,099	—	—
(Increase) decrease in inventories	—	(36,805)	5,670	—	(31,135)
Decrease in prepaid expenses and other assets	642	22,391	508	—	23,541
Increase (decrease) in accounts payable, accrued expenses and other current liabilities	7,904	17,306	(922)	—	24,288
Increase (decrease) in income taxes payable	6,141	744	(2,327)	—	4,558
Net cash provided by operating activities	222,303	26,568	47,852	(161,848)	134,875
Cash Flows From Investing Activities:					
Purchase of property and equipment	(2,195)	(11,292)	(2,106)	—	(15,593)
Purchase of patents and trademarks	—	(814)	(239)	—	(1,053)
Purchase of equity investment	—	—	(31,082)	—	(31,082)
Purchase of short-term investment securities	(754,300)	—	—	—	(754,300)
Proceeds from sales of short-term investment securities	754,300	—	—	—	754,300
Financing lease receivable	—	(1,187)	—	—	(1,187)
Additional cash received from sale of business	—	300	—	—	300
Additional consideration for purchased businesses	(826)	(5,702)	—	—	(6,528)
Investment in subsidiaries	(202,661)	40,813	—	161,848	—
Purchase of businesses, net of cash acquired	(1,261)	(45,544)	—	—	(46,805)
Net cash used in investing activities:	(206,943)	(23,426)	(33,427)	161,848	(101,948)
Cash Flows From Financing Activities:					
Proceeds from exercise of stock options	18,902	—	—	—	18,902
Proceeds from the sale of put options	6,614	—	—	—	6,614
Taxes paid for withheld shares on restricted stock issuances	(5,642)	—	—	—	(5,642)
Repayments of long-term debt	—	(436)	(149)	—	(585)
Borrowings under lines of credit	6,973	—	6,676	—	13,649
Repayments under lines of credit	(6,973)	—	(6,662)	—	(13,635)
Net cash provided by (used in) financing activities	19,874	(436)	(135)	—	19,303
Effect of exchange rate on cash and cash equivalents	—	—	(1,598)	—	(1,598)
Net Increase in Cash and Cash Equivalents	35,234	2,706	12,692	—	50,632
Cash and Cash Equivalents, Beginning of Period	388,727	21,173	11,309	—	421,209
Cash and Cash Equivalents, End of Period	$ 423,961	$ 23,879	$ 24,001	$ —	$ 471,841

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands) (Revised - See Note 17)		
Cash Flows From Operating Activities:					
Income from continuing operations:	$ 80,539	$ 101,322	$ 10,038	$(111,322)	$ 80,577
Adjustments to reconcile income from continuing operations to cash provided by operating activities:					
Depreciation and amortization	1,744	10,042	3,265	—	15,051
Loss on disposal of fixed assets	—	446	418	—	864
Deferred income taxes	3,025	1,299	(318)	—	4,006
Non-cash termination charge	1,408	—	—	—	1,408
Non-cash restricted stock unit award	6,294	—	—	—	6,294
Changes in operating assets and liabilities, net of acquisitions:					
Decrease (increase) in accounts receivable	1,201	(84,331)	(7,366)	—	(90,496)
(Increase) decrease in intercompany receivables & payables	(10,834)	8,432	2,402	—	—
Increase in inventories	—	(58,293)	(14,813)	—	(73,106)
Increase in prepaid expenses and other assets	(1,397)	(20,321)	(357)	—	(22,075)
Increase in accounts payable, accrued expenses and other current liabilities	2,302	68,341	6,775	—	77,418
Increase (decrease) in income taxes payable	17,080	(3,350)	3,594	—	17,324
Net cash provided by operating activities from continuing operations	101,362	23,587	3,638	(111,322)	17,265
Net cash used in operating activities from discontinued operations	—	(407)	—	—	(407)
Net cash provided by operating activities	101,362	23,180	3,638	(111,322)	16,858
Cash Flows From Investing Activities:					
Purchase of property and equipment	(3,615)	(10,125)	(5,679)	—	(19,419)
Purchase of patents and trademarks	—	(112)	—	—	(112)
Purchase of equity investment	—	(5,275)	—	—	(5,275)
Proceeds from sale of equity investment	—	5,823	—	—	5,823
Purchase of short-term investment securities	(286,430)	—	—	—	(286,430)
Proceeds from sales of short-term investment securities	286,430	—	—	—	286,430
Collection of note receivable	2,175	—	—	—	2,175
Decrease in restricted cash	2,600	—	—	—	2,600
Sale of business, net of cash disposed	—	125	—	—	125
Additional consideration for purchased businesses	—	(2,808)	—	—	(2,808)
Investment in subsidiaries	(303,721)	192,399	—	111,322	—
Purchase of businesses, net of cash acquired	—	(158,442)	—	—	(158,442)
Net cash (used in) provided by investing activities from continuing operations	(302,561)	21,585	(5,679)	111,322	(175,333)
Net cash used in investing activities from discontinued operations	—	(263)	—	—	(263)
Net cash (used in) provided by investing activities:	(302,561)	21,322	(5,679)	111,322	(175,596)
Cash Flows from Financing Activities:					
Proceeds from exercise of stock options	25,192	—	—	—	25,192
Proceeds from the issuance of common stock	142,500	—	—	—	142,500
Cash paid for common stock offering costs	(1,339)	—	—	—	(1,339)
Taxes paid for withheld shares on restricted stock issuances	(2,585)	—	—	—	(2,585)
Cash paid for financing costs	(6,156)	—	—	—	(6,156)
Borrowings of short-term debt	341,550	—	—	—	341,550
Repayments of long-term debt	—	(34,371)	(145)	—	(34,516)
Borrowings under lines of credit	22,700	5	1,883	—	24,588
Repayments under lines of credit	(22,700)	—	(349)	—	(23,049)
Net cash provided by (used in) financing activities from continuing operations	499,162	(34,366)	1,389	—	466,185
Net cash used in financing activities from discontinued operations	—	(125)	—	—	(125)
Net cash provided by (used in) financing activities	499,162	(34,491)	1,389	—	466,060
Effect of exchange rate on cash and cash equivalents	—	—	1,961	—	1,961
Net Increase in Cash and Cash Equivalents	297,963	10,011	1,309	—	309,283
Cash and Cash Equivalents, Beginning of Period	90,764	11,160	10,002	—	111,926
Cash and Cash Equivalents, End of Period	$ 388,727	$ 21,171	$ 11,311	$ —	$ 421,209

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Armor Holdings, Inc. and Subsidiaries
Consolidating Statements of Cash Flows

	Year Ended December 31, 2003				
	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
			(In Thousands) (Revised - See Note 17)		
Cash Flows From Operating Activities:					
Income (loss) from continuing operations:	$ 10,886	$ (7,714)	$ (2,538)	$ 16,372	$ 17,006
Adjustments to reconcile income (loss) from continuing operations to cash provided by (used in) operating activities:					
Depreciation and amortization	1,326	4,270	2,012	—	7,608
Deferred income taxes	(3,008)	5,389	2,644	—	5,025
Loss on disposal of fixed assets	—	68	259	—	327
Non-cash termination charge	2,093	—	—	—	2,093
Non-cash restricted stock unit award	7,266	—	—	—	7,266
Changes in operating assets and liabilities, net of acquisitions:					
(Increase) decrease in accounts receivable	—	(2,680)	1,685	—	(995)
Decrease (increase) in intercompany receivables & Payables	83,092	(41,667)	(21,243)	(20,182)	—
Decrease (increase) in inventories	—	793	(3,294)	—	(2,501)
Decrease (increase) in prepaid expenses and other assets	12,267	(13,758)	(890)	—	(2,381)
Increase (decrease) in accounts payable, accrued expenses and other current liabilities	10,792	(1,020)	7,288	—	17,060
(Decrease) increase in income taxes payable	(22,583)	23,826	(882)	—	361
Net cash provided by (used in) operating activities from continuing operations	102,131	(32,493)	(14,959)	(3,810)	50,869
Net cash provided by (used in) operating activities from discontinued operations	—	3,369	(9,798)	—	(6,429)
Net cash provided by (used in) operating activities	102,131	(29,124)	(24,757)	(3,810)	44,440
Cash Flows From Investing Activities:					
Purchase of property and equipment	(200)	(5,894)	(2,590)	—	(8,684)
Purchase of patents and trademarks	—	(185)	—	—	(185)
Purchase of short-term investment securities	(143,400)	—	—	—	(143,400)
Proceeds from sales of short-term investment securities	143,400	—	—	—	143,400
Increase in restricted cash	(2,600)	—	—	—	(2,600)
Additional consideration for purchased businesses	—	(1,026)	—	—	(1,026)
Investment in subsidiaries	(85,243)	45,403	36,030	3,810	—
Sale of businesses, net of cash disposed	31,361	—	—	—	31,361
Purchase of businesses, net of cash acquired	(90,512)	—	—	—	(90,512)
Net cash (used in) provided by investing activities from continuing operations	(147,194)	38,298	33,440	3,810	(71,646)
Net cash used in investing activities from discontinued operations	—	(2,469)	(5,758)	—	(8,227)
Net cash (used in) provided by investing activities:	(147,194)	35,829	27,682	3,810	(79,873)
Cash Flows From Financing Activities:					
Proceeds from exercise of stock options	8,471	—	—	—	8,471
Taxes paid for withheld shares on restricted stock issuances	(17)	—	—	—	(17)
Cash paid for financing costs	(4,599)	—	—	—	(4,599)
Repurchase of treasury stock	(22,684)	—	—	—	(22,684)
Borrowings of long-term debt	147,504	—	774	—	148,278
Repayments of long-term debt	—	(1,688)	—	—	(1,688)
Borrowings under lines of credit	30,406	—	1,424	—	31,830
Repayments under lines of credit	(30,406)	(114)	(1,578)	—	(32,098)
Net cash provided by (used in) financing activities from continuing operations	128,675	(1,802)	620	—	127,493
Net cash used in financing activities from discontinued operations	—	(125)	(103)	—	(228)
Net cash provided by (used in) financing activities	128,675	(1,927)	517	—	127,265
Effect of exchange rate on cash and cash equivalents	—	—	3,543	—	3,543
Net Increase in Cash and Cash Equivalents	83,612	4,778	6,985	—	95,375
Cash and Cash Equivalents, Beginning of Period	7,152	6,382	3,017	—	16,551
Cash and Cash Equivalents, End of Period	$ 90,764	$ 11,160	$ 10,002	$ —	$ 111,926

23. Vest Exchange Program/Warranty Revision

As discussed in Note 13, as a result of our voluntary Zylon® vest Supplemental Relief (renamed the ZVE) Program relating to our Zylon®-containing vests, we recorded a pre-tax charge of $19.9 million in the year ended December 31, 2005, which is net of the remaining $1.1 million liability from the previously announced Exchange Program announced in the third quarter of 2004. Through December 31, 2005, we have incurred $2.5 million and have a remaining liability of $18.5 million, which includes $1.1 million carryover from the superseded 2004 warranty revision and product exchange program. The liability has been classified in accrued expenses and other current liabilities on the accompanying Consolidated Balance Sheet at December 31, 2005.

Zylon® Vest Exchange Program	(In Thousands)
Program cost	$17,391
Inventory write-offs	3,624
Total cost of ZVE	21,015
Reversal of accrual from 2004 Exchange Program	(1,115)
Net cost of ZVE	$19,900

The above costs were estimated based on the expected cost to be incurred under the ZVE for the physical replacement or compensation for qualifying vests surrendered under the program, including administrative costs. This may be in the form of cash or the expected cost of replacement products. Inventory write-offs represents the cost of existing on-hand, unusable Zylon® inventory. As the charge has been based upon various estimates, differences in actual return rates and program costs could result in material adjustments to the recorded charge.

24. Concentration of Revenues

Approximately 75.7%, 65.3% and 38.3% of our consolidated revenues were from our ten largest customers for the years ended December 31, 2005, 2004 and 2003, respectively. Our largest customer, the U.S. Federal Government, accounted for approximately 59.3%, 57.8% and 26.6% of our consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Approximately 72.7%, 60.7% and 21.0% of our consolidated revenues came from direct or indirect U.S. military contracts for the years ended December 31, 2005, 2004 and 2003, respectively.

Our Aerospace & Defense Group's ten largest customers accounted for approximately 98.3%, 93.9% and 92.3% of segment revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The Aerospace & Defense Group's largest customer, the U.S. Federal Government, accounted for approximately 79.3%, 87.1% and 79.9% of the segments revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

The Products Group's ten largest customers accounted for approximately 25.3%, 26.6% and 29.2% of segment revenues of the Products Division for the years ended December 31, 2005, 2004 and 2003, respectively. The Product Division's largest customer, the U.S. Federal Government, accounted for approximately 9.0%, 12.2% and 10.7% of the segments revenue for the years ended December 31, 2005, 2004 and 2003, respectively.

The Mobile Security Division's ten largest customers accounted for approximately 52.6%, 43.6% and 28.8% of segment revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Mobile Security's largest customer accounted for approximately 12.5% and 11.6% of segment revenue for the years ended December 31, 2005 and 2004. There were no customers who accounted for more than 10% of Mobile Security revenue in 2003.

Military and governmental contracts generally are awarded on a periodic or sporadic basis. If the Aerospace & Defense Group were to lose the Up-Armored HMMWV related contracts, our financial performance would experience a material adverse effect.

ARMOR HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

25. Off Balance Sheet Arrangements

On September 24, 2004, we entered into an off-balance sheet leasing arrangement for an aircraft for Company use. Upon expiration of this lease on September 24, 2009, a subsidiary of the Company has the option to renew the lease at fair market value subject to approval by the lessor, or, buy the aircraft for approximately $10.0 million, or return the aircraft to the lessor and, under a guarantee, pay any shortfall in sales proceeds from a third party in an amount not to exceed $8.2 million. Annual rental expense related to this agreement is approximately $1.0 million. Excluding this leasing arrangement, we do not have any off balance sheet arrangements.

26. Put Option Transactions

We account for put option transactions on Company stock in accordance with Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150"). SFAS 150 requires put options to be measured at fair value and recognized on the balance sheet as liabilities.

During the year ended December 31, 2005, we sold put options on Company stock in various private transactions covering 3.5 million shares of Company stock for $6.6 million in premiums. During the year ended December 31, 2005, put options covering 2.5 million shares expired unexercised leaving outstanding put options covering 1 million shares outstanding (2.8% of outstanding shares at December 31, 2005) at a weighted average strike price of $40.00 per share. In February 2006, the outstanding put options covering 1 million shares expired unexercised. Accordingly, we recorded an additional $0.7 million in other income in the first quarter of fiscal 2006. The fair values of the put options of Company stock are obtained from our counter-parties and represent the estimated amount we would receive or pay to terminate the put options, taking into account the consideration we received for the sale of the put options. In fiscal 2005, we recognized fair value gains of $5.9 million recorded in other income, net, of which $4.8 million was recognized on 2.5 million previously expired put options.

27. Interest Expense, Net

Interest expense, net is comprised of the following:

	2005	2004	2003
	(In Thousands)		
Interest expense	$ 20,541	$10,535	$4,800
Interest income	(14,260)	(3,759)	(788)
Interest expense, net	$ 6,281	$ 6,776	$4,012

28. Other Assets

Other assets are comprised of the following:

	2005	2004
	(In Thousands)	
Fair value of available-for-sale securities	$28,597	$ —
Deferred charges	8,871	11,494
Pension asset	4,906	—
Fair value of interest rate swaps	1,427	6,046
Other	2,247	3,228
Total other assets	$46,048	$20,768

29. Subsequent Event

On February 27, 2006, we announced that we signed a definitive agreement to acquire all of the outstanding stock of Stewart & Stevenson Services, Inc. ("SVC"), a leading manufacturer of military tactical wheeled vehicles including the Family of Medium Tactical Vehicles ("FMTV"), the U.S. Army's primary transport platform, for $35 per share in a cash merger transaction. The total value of the transaction is expected to be approximately $755 million after deducting SVC's net cash balance which was $312 million as of January 31, 2006. The transaction is subject to SVC shareholder approval, the expiration or termination of the Hart-Scott-Rodino waiting period and other customary conditions. The transaction is expected to close mid-2006. We expect to finance the transaction through available cash and with proceeds from new senior credit facilities.

05 FINANCIALS

CORPORATE DIRECTORY

BOARD OF DIRECTORS

WARREN B. KANDERS
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.
DIRECTOR SINCE JANUARY 1996

ROBERT R. SCHILLER
PRESIDENT AND CHIEF OPERATING OFFICER, ARMOR HOLDINGS, INC.
DIRECTOR SINCE JUNE 2005

BURTT R. EHRLICH
FINANCIAL CONSULTANT, GREENWICH, CONNECTICUT
DIRECTOR SINCE JANUARY 1996 [2,3]

DAVID R. HAAS
FINANCIAL CONSULTANT, PRIVATE INVESTOR, POUND RIDGE, NEW YORK
DIRECTOR SINCE APRIL 2004 [1*]

NICHOLAS SOKOLOW
SENIOR PARTNER, SOKOLOW, CARRERAS & ASSOCIES; PARIS, FRANCE
DIRECTOR SINCE JANUARY 1996 [2*,3*]

THOMAS W. STRAUSS
CHIEF EXECUTIVE OFFICER AND CHIEF INVESTMENT OFFICER,
RAMIUS HVB PARTNERS, LLC; NEW YORK, NEW YORK
DIRECTOR SINCE MAY 1996 [1]

DEBORAH A. ZOULLAS
ADVISORY DIRECTOR, MORGAN STANLEY;
MANAGING PARTNER, LA LOOP, LLC; NEW YORK, NEW YORK
DIRECTOR SINCE JUNE 2002 [1,3]

1 Audit Committee 2 Compensation Committee 3 Nominating/Corporate Governance Committee
* Denotes Committee Chair

EXECUTIVE MANAGEMENT

WARREN B. KANDERS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, ARMOR HOLDINGS, INC.

ROBERT R. SCHILLER
PRESIDENT AND CHIEF OPERATING OFFICER, ARMOR HOLDINGS, INC.

GLENN J. HEIAR, CPA, CMA
CHIEF FINANCIAL OFFICER, ARMOR HOLDINGS, INC.

ROBERT F. MECREDY
PRESIDENT, ARMOR HOLDINGS AEROSPACE & DEFENSE GROUP

SCOTT O'BRIEN
PRESIDENT, ARMOR HOLDINGS PRODUCTS GROUP

GARY W. ALLEN
PRESIDENT, ARMOR HOLDINGS MOBILE SECURITY DIVISION

DR. P. ANTHONY RUSSELL
CHIEF TECHNOLOGY OFFICER, ARMOR HOLDINGS, INC.

ROCCO D. LARIZZA
CHIEF INFORMATION OFFICER, ARMOR HOLDINGS, INC.

KENNETH G. FREDERICKS
SENIOR VICE PRESIDENT, HUMAN RESOURCES, ARMOR HOLDINGS, INC.

PHILIP A. BARATELLI, CPA
CORPORATE CONTROLLER, TREASURER AND SECRETARY, ARMOR HOLDINGS, INC.

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Armor Holdings, Inc.
13386 International Parkway
Jacksonville, Florida 32218
904-741-5400 Telephone
904-741-5407 Facsimile
http://www.armorholdings.com

INVESTOR RELATIONS INFORMATION

Stockholders may obtain stock quotes, histories, charts, news releases and more from our Web site, http://www.armorholdings.com.

STOCK LISTING

Armor Holdings, Inc. Common Stock is listed on the New York Stock Exchange. Symbol, AH.

AH Listed NYSE

ANNUAL MEETING

The Armor Holdings Annual Meeting of Stockholders will be held on June 20, 2006 at 10:00 a.m. at One Landmark Square, 22nd Floor; Stamford, Connecticut. Detailed information about the meeting will be contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of April 26, 2006.

FORM 10-K

Stockholders may obtain, without charge, a copy of the Armor Holdings 2005 Annual Report on Form 10-K. Written requests should be addressed to the Secretary at the Corporate Headquarters address.

STOCKHOLDER CORRESPONDENCE:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Domestic Callers: 800-937-5449
International Callers: 718-921-8200

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, LLP; Jacksonville, Florida

LEGAL COUNSEL

Kane Kessler, P.C.; New York, New York

ARMOR HOLDINGS

[illegible]386 INTERNATIONAL PARKWAY JACKSONVILLE, FLORIDA 32218 TEL: 904-741-5400 FAX: 904-741-5407
www.armorholdings.com

AH
Listed
NYSE
THE NEW YORK STOCK EXCHANGE